As filed with the Securities and Exchange Commission on May 12, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTCOMEX, INC.

(Exact name of registrant as specified in its charter)

(see table of additional registrants)

Delaware	5045	65-0893400
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9835 NW 14th Street

Miami, Florida 33172

(305) 477-6230

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Shalom Intcomex, Inc. 9835 NW 14th Street Miami, Florida 33172 (305) 477-6230	Gamal M. Abouali, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2182
(Name, address, including zip code, and telephone number, including area code, of agent for service)	(Copies of all communications, including communications sent to agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Note	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
11 3/4% Second Priority Senior Secured Notes due 2011	$120,000,000	100%	$120,000,000	$12,840
Guarantees of 11 3/4% Second Priority Senior Secured Notes due 2011	$120,000,000	—	—	None(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act.
(2)	Calculated by multiplying 0.000107 by the proposed maximum aggregate offering price.
(3)	Each of the co-registrants listed on the inside facing page will guarantee, on a full and unconditional basis, the obligations of Intcomex, Inc. under the 11 3/4% Second Priority Senior Secured Notes due 2011. Pursuant to Rule 457(n) under the Securities Act, no additional registration fee is being paid in respect of the guaranties.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANT GUARANTORS

Exact Name of Registrant as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number	Address, including Zip Code and Telephone Number, including Area Code, of Agent for Service, of Registrant’s Principal Executive Offices
Intcomex Holdings, LLC	Delaware	5045	65-0972800	9835 NW 14th Street Miami, Florida 33172 (305) 477-6230

Intcomex Holdings SPC-I, LLC	Delaware	5045	38-3723056	9835 NW 14th Street Miami, Florida 33172 (305) 477-6230

Software Brokers of America, Inc.	Florida	5045	65-0083438	9835 NW 14th Street Miami, Florida 33172 (305) 477-6230

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY     , 2006

PRELIMINARY PROSPECTUS

Exchange Offer for

$120,000,000

Intcomex, Inc.

11 3/4% Second Priority Senior Secured Notes due 2011

Guaranteed by Intcomex Holdings, LLC, Intcomex Holdings SPC-I, LLC and Software Brokers of America, Inc.

Terms of the Exchange Offer

•	We are offering to exchange the notes that we sold in private and offshore offerings for new registered exchange notes.

•	The exchange offer expires at 5:00 p.m., New York City time on , 2006, unless extended.

•	Tenders of outstanding initial notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	All outstanding initial notes that are validly tendered and not validly withdrawn will be exchanged.

•	We believe that the exchange of initial notes for exchange notes will not be a taxable exchange for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the exchange notes to be issued are identical to the outstanding initial notes, except for the transfer restrictions and registration rights relating to the outstanding initial notes.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. In order to satisfy the prospectus delivery requirements of broker-dealers, we have agreed to use our commercially reasonable best efforts to keep the prospectus effective, as amended and supplemented, for up to 45 days from the date of consummation of the exchange offer. See “Plan of Distribution.”

Investing in the notes to be issued in the exchange offer involves certain risks. See “ Risk Factors” beginning on page 17.

We are not making an offer to exchange notes in any jurisdiction where the offer is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes to be issued in the exchange offer, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

WHERE YOU CAN FIND MORE INFORMATION

We and our guarantor subsidiaries have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-4 under the Securities Act of 1933, as amended, or the Securities Act, relating to the exchange offer which includes important business and financial information about us that is not included in or delivered with this prospectus. This prospectus does not contain all of the information included in the registration statement, which information is available from us without charge to holders of the initial notes. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Following the exchange offer, we will file periodic reports and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

You may read and copy the registration statement, including the attached exhibits, and any reports, statements or other information that we file at the SEC’s headquarters located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

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You may request a copy of our registration statement filed with the SEC, or any of the agreements or other documents that are exhibits to those filings, at no cost, by writing or telephoning us at the following address or phone number:

9835 NW 14th Street

Miami, Florida 33172

(305) 477-6230

Attention: Russell Olson

TO OBTAIN TIMELY DELIVERY OF ANY OF OUR FILINGS, AGREEMENTS OR OTHER DOCUMENTS, YOU MUST MAKE YOUR REQUEST TO US NO LATER THAN FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE OF THE EXCHANGE OFFER.

You should rely only on the information provided in this prospectus and the registration statement. No person has been authorized to provide you with different information.

INDUSTRY AND MARKET DATA

In this prospectus we rely on and refer to information and statistics regarding the information technology products distribution industry, related industries and our market share or market share position in the sectors and countries in which we compete. Where possible, we obtained this information and statistics from third-party sources, such as IDC, a market intelligence and advisory firm in the information technology and telecommunications industries; Pyramid Research, a market intelligence and consulting services firm in the global communications industry; Gartner, Inc., a provider of research and analysis on the global information technology industry; and the Economist Intelligence Unit, a provider of country, industry and management analysis. While we believe that these third-party sources and estimates are reliable, we have not independently verified such data. Additionally, we have supplemented third-party information where necessary with management estimates based on information from our customers and vendors, trade and business organizations and other contacts in markets in which we operate, and our management’s knowledge and experience. However, these estimates are subject to change and are uncertain due to limits on the availability and reliability of primary sources of information and the voluntary nature of the data gathering process. As a result, you should be aware that industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. We make no representation as to the accuracy or completeness of such information.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our current expectations, beliefs, estimates, forecasts, projections and management assumptions about our company, our future performance, our liquidity and the information technology products distribution industry. Such forward-looking statements include statements regarding expected financial results and other planned events, including but not limited to, anticipated liquidity and liquidity needs, interest expense, indebtedness and capital expenditures. Words such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” “project,” “target,” “goal” and variations of such words and similar expressions are intended to identify such forward-looking statements.

The following is a non-exclusive list of factors that could cause actual results to differ materially from the forward-looking statements:

•	changing business conditions in the information technology products distribution industry;

•	changes in our relationships with vendors and customers;

•	changes in the distribution channels in the markets in which we operate or plan to operate;

•	an increase in competition in the markets in which we operate or plan to operate;

•	changes in general, regional and country-specific economic and political conditions in Latin America and the Caribbean;

•	our relationship with our employees;

•	regulatory or statutory changes, including changes in tax laws;

•	the strength of other currencies relative to the U.S. dollar; and

•	natural disasters, war and terrorism.

These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various factors, including those set forth in this prospectus under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and elsewhere in this prospectus. Moreover, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus.

NOTICE TO CERTAIN INVESTORS

European Economic Area Investors

In any member state of the European Economic Area, or the EEA, that has implemented the Prospectus Directive 2003/71/EC, or a Relevant Member State, or together with any applicable implementing measures in any such Relevant Member State, the “Prospectus Directive”, this communication is only addressed to and is only directed at qualified investors in that Relevant Member State within the meaning of the Prospectus Directive, or the EEA Eligible Investors.

This prospectus has been prepared on the basis that all offers of exchange notes will be made pursuant to an exemption under the Prospectus Directive, as implemented in the Member States of the EEA, from the requirement to produce a prospectus for offers of exchange notes. Accordingly any person making or intending to make any offer within the EEA of exchange notes which are the subject of the placement contemplated in this prospectus should only do so in circumstances in which no obligation arises for the issuer or the guarantors of the exchange notes to produce a prospectus for such offer. Neither the issuer nor the guarantors of the exchange notes have authorized, nor do they authorize, the making of any offer of exchange notes through any financial intermediary. The offering of the exchange notes by the issuer constitutes the final placement of the exchange notes contemplated by this prospectus.

U.K. Investors

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (3) high net worth companies, and other persons to whom it may lawfully be communicated falling within Article 49(2) (a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The exchange notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such exchange notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. Relevant persons referred to in clauses (2) and (3) above who are also EEA Eligible Investors are referred to as “U.K. Eligible Investors”.

Certain representations and warranties

Any person acquiring the exchange notes will be required in any acceptance of any offer of exchange notes to represent and warrant, and by accepting any exchange notes will be deemed to have represented and warranted, as follows:

EEA Investors

If it is located or resident in any Relevant Member State, it is an EEA Eligible Investor in such Relevant Member State, and in the case of any exchange notes that may be acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive as implemented in the Relevant Member State:

(1) it will not have acquired the exchange notes on behalf of, or with a view to offering or reselling the exchange notes to, persons in any Relevant Member State other than an EEA Eligible Investor in such Relevant Member State; or

(2) where exchange notes may be acquired by it on behalf of persons in any Relevant Member State other than EEA Eligible Investors in such Relevant Member State, the offer of those exchange notes to it would not be treated under the Prospectus Directive as implemented in such Relevant Member State as having been made to such other persons.

The expression an “offer” in relation to any exchange notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any exchange notes to be offered so as to enable an investor to decide to purchase or subscribe for the exchange notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the term “offering” shall have a correlative meaning.

U.K. Investors

If it is located or resident in the United Kingdom, it is a U.K. Eligible Investor.

SUMMARY

This summary contains basic information about our company and the exchange offer. It may not contain all the information that may be important to you. Investors should carefully read this entire prospectus, including the information set forth under “Risk Factors” and our audited consolidated financial statements (together with the notes thereto) included elsewhere in this prospectus before making an investment decision. In this prospectus, unless we indicate otherwise or the context requires, “we,” “us,” “our” or “our company” refers to Intcomex, Inc. and its consolidated subsidiaries and includes our predecessor company.

Our Company

We are a leading, United States-based value-added distributor of information technology (“IT”) products to Latin America and the Caribbean. We currently distribute computer components, peripherals, software, computer systems, accessories, networking products and digital consumer electronics to more than 32,000 customers in 45 countries. We offer single source purchasing to our customers by providing an in-stock selection of more than 4,800 products from over 220 vendors, including the world’s leading IT product manufacturers.

We believe that we are the second largest IT distributor in Latin America and the Caribbean. We believe that our operating margins are among the highest of those of major distributors of IT products. Founded in 1988 by our Chief Executive Officer and our President, we have achieved our regional market leadership position primarily through organic growth, by offering our customers a wide and readily available product selection and strong pre- and post-sale customer service, while providing our vendors with a multi-country distribution channel for their products. From 2001 to 2005, our revenue grew from $324.1 million to $716.4 million, representing a compounded annual growth rate of 21.9%.

We have the broadest in-country presence of any distributor of IT products to Latin America and the Caribbean. Our diversified regional presence, in addition to making us more attractive to our vendors and customers, reduces our operating risks and enhances our operating margins. From our headquarters and main distribution center in Miami, we support a network of 23 sales and distribution operations in 13 countries throughout Latin America and the Caribbean. We serve the Latin American and Caribbean IT products market using a dual distribution model:

•	As an in-country distributor in 13 countries, we currently sell to over 32,000 local reseller customers, including value-added resellers (companies that sell, install and support IT products and personal computers (“PCs”)), systems builders (companies that specialize in building complete computer systems by combining components from different vendors), smaller distributors and retailers. For the year ended December 31, 2005, revenue from our in-country operations was $469.9 million, representing 65.6% of our consolidated revenue.

•	As a Miami-based wholesale aggregator, we sell primarily to:

•	third-party distributors and resellers of IT products based in countries where we do not have a local presence;

•	other third-party distributors and resellers of IT products in the region whose demand volume is large enough to allow them to acquire products directly from Miami-based wholesale aggregators; and

•	other Miami-based exporters of IT products to Latin America and the Caribbean.

For the year ended December 31, 2005, revenue from our Miami operations (net of sales to our in-country operations) was $246.6 million, representing 34.4% of our consolidated revenue.

Our Industry

IT Product Distribution in Latin America and the Caribbean

IT products generally follow a three-tiered distribution system from the manufacturer to end-users in Latin America and the Caribbean:

•	Wholesale aggregators, typically based in Miami, purchase IT products from vendors, and sell such products to other Miami-based exporters and in-country distributors. They typically maintain warehouses and sales forces in Miami and do not have substantial operations outside of Miami.

•	In-country distributors purchase IT products from wholesale aggregators and sell them to local resellers. The in-country distributors typically have a limited geographic focus (generally limited to one country or even certain cities within one country), a local sales force in direct contact with their customers and local warehousing. The in-country distributors’ limited size, capital and geographic reach often prevent them from establishing and maintaining direct relationships with vendors, which are located predominantly in North America and Asia and which limit their relationships to IT distributors with broad geographic coverage or large order sizes. In most markets, in-country distributors are not of sufficient size to benefit from economies of scale and are not sufficiently capitalized to offer their customers a full range of products and services.

•	Resellers acquire IT products from the in-country distributors and resell them to the end-user (typically individuals, small and medium businesses or governments). Resellers vary greatly in size and type, from one-person operations to large retailers.

The distribution model for IT products in Latin America and the Caribbean is markedly different from that of more advanced markets where direct sales by IT vendors are common. In our region, IT vendors rely extensively on wholesale distribution rather than direct sales. In 2004, IT distributors represented 91.7% of PCs sold in Latin America, while the remaining 8.3% of PCs were sold through the internet, direct telesales and other means.

The Latin American and Caribbean region is comprised of more than 40 countries, many unique in such areas as logistical infrastructure, regulatory and legal framework, trade barriers, taxation, currency and language. This fragmentation presents challenges to IT product manufacturers seeking to establish a regional distribution, sales, logistics and service network, as such a network would have to be created for each country, with limited economies of scale due to the small size of most markets and barriers to entry associated with cross-border complexities. We believe that our 13 country geographic presence in the region is not only unique, but also valuable and difficult to replicate.

IT Product Sales in Latin America

The IT products distribution industry is driven by sales to end-users. From 1994 to 2004, spending on IT products (including hardware, packaged software and services) in Latin America grew on average 8.0% per year, from $12.5 billion to $26.9 billion, and, according to IDC, is projected to grow 7.8% per year on average from 2004 to 2009, to $39.2 billion. While Latin America’s combined population of approximately 545 million people is 87.9% larger than that of the United States, the market for IT products in the region is only 6.1% of the IT products market in the United States. The growth in IT spending in Latin America can be attributed mainly to the following market drivers:

Increasing PC penetration rates. From 1999 to 2004, the PC penetration rate increased from 4.0% to 10.5%. Despite this growth, the PC penetration rate of Latin America is low when compared to the PC penetration rates of 62.7% in North America and 46.2% in Western Europe. Latin America’s low penetration rates provide substantial potential for growth. From 2004 to 2009, the number of PC users in Latin America is expected to grow 7.5% per year on average, with penetration rates rising from 10.5% to 14.0% over this period.

The growth in PC users in Latin America has been driven primarily by the decreasing cost of computers, the proliferation of unbranded, or “white-box” PCs, the growing popularity of the internet (described below) and rising per capita incomes. The average price of a PC in Latin America fell 8.3% per year on average from 1999 to 2004, expanding the market for PC buyers. Due to the lower per capita income levels in Latin America and the Caribbean as compared to North America and Western Europe, approximately 65% of PC buyers in this region opt to purchase a white-box PC, which can typically sell for 25% to 30% less than a similar branded PC. From 2002 to 2004, per capita GDP in Latin America has grown 6.6% per year on average from $3,320 to $3,770, and, according to the Economist Intelligence Unit, is expected to increase 5.1% per year on average from 2004 to $4,600 in 2008.

Rapidly growing internet penetration rates. From 1999 to 2004, the internet penetration rate in Latin America grew from 2.3% to 9.2%. Over the same time period, the number of internet users in Latin America grew 34.0% per year on average from 11.0 million users to 47.4 million users. Despite this growth, the internet penetration rate is low when compared to the internet penetration rates of 63.3% in the United States and 47.0% in Western Europe. The low internet penetration rate in Latin America provides the potential for substantial growth, which would have a positive impact on the Latin American IT industry as a whole. From 2004 to 2009, the number of internet users is expected to grow 12.7% per year on average in Latin America, increasing penetration rates from 9.2% to 15.6% over this period.

Our Business Strengths

Since the opening of our first in-country operation in 1992, we have concentrated on developing a regional distribution network providing resellers of IT products in Latin America and the Caribbean with the broadest product selection and availability. In achieving a leadership position in the markets we serve, we have capitalized on our strengths, which include:

Defensible position as a key player in the IT products supply chain. Our distribution capabilities in Latin America and the Caribbean, combined with our long-term business experience, create a market presence and infrastructure unmatched by any of our competitors. The large number of resellers in the region, their relatively small size and their geographic fragmentation make it cost effective for vendors to rely on wholesale distributors with a broad regional distribution channel. We provide vendors with extensive regional coverage, larger orders, lower selling and delivery costs, quality pre- and post-sale marketing and technical support and a significant simplification of their customer credit risk management. Similarly, it is cost- and time-effective for our reseller customers to rely on wholesale aggregators and distributors for product supply. Typically, resellers’ small order sizes prevent them from establishing direct relationships with major IT product vendors, and resellers’ limited in-stock inventory creates a need for aggregators and distributors that can provide rapid delivery of a wide variety of products. We provide resellers with broad and timely product availability, multivendor single source purchasing, technical support and local warranty service. Consequently, we are a critical component of the supply chain between vendors located primarily in North America and Asia and resellers in Latin America and the Caribbean. We believe that the combination of the significant time and investment required to establish an efficient distribution infrastructure in each of our countries and the valuable services we provide to both vendors and customers affords us a defensible position in each of the 13 countries in which we have operations.

Balanced and diversified geographic presence, customer base and vendor base. Our balanced and diversified geographic presence, customer base and vendor base are key to managing our business risks. In 2005, no single country represented more than 15.2% of our revenue. Our country diversification limits our exposure to macroeconomic cycles and political risk. The following chart illustrates our broad geographical diversity.

2005 Percentage of Revenue by Customer’s Country of Origin

Notes: Other includes Trinidad, Honduras, Nicaragua, Guyana and 24 other countries.

The percentage of revenue contributed by Mexico reflects contribution by Centel from June 23, 2005.

No single customer represented more than 2.9% of our revenue and no single vendor represented more than 16.2% of our revenue for the year ended December 31, 2005. Our customer fragmentation allows for broad diversification of credit risk. Our diversified vendor base permits us to avoid reliance on any one product or manufacturer, which in turn gives us purchasing and pricing flexibility and significant latitude in tailoring the product selection we offer to our customers.

Leading market positions. We believe that we hold a number one or number two market share position within each country in which we have an in-country distribution presence (excluding Mexico, where we believe we are the third largest IT distributor, and Colombia). Our leading market positions, the significant benefits we deliver to our vendors and customers and our established brand name have been important factors that have allowed us to achieve profitable growth and to obtain and maintain favorable relationships with vendors. Most importantly, we believe that our leading market positions would allow us to compete effectively against any new entrants to our markets, especially in the case of our smaller markets where economies of scale are more difficult to achieve.

Focused working capital management. Our focus on our working capital accounts, coupled with our attractive margins, historically has allowed us to fund our organic growth through internally generated cash flows. Our cash conversion cycle (measuring the time between the cash outlay for inventory and the cash recovery of accounts receivables) for 2005 was 37.2 days. We have managed our cash conversion cycle through the following methods:

•	centralized purchasing that creates purchasing and pricing economies of scale;

•	frequent product shipments that allow for lean in-country inventory levels;

•	spot pricing contracts with logistics providers that allow us competitive rates and fast delivery times;

•	our large number of over 32,000 customers and our strict credit policies that dilute and limit our credit and collection risk, resulting in low bad-debt expenses of 0.3% and 0.2% of revenue in 2004 and 2005, respectively; and

•	regional diversity and on-going inventory and demand monitoring that allow us to efficiently ship products to high-demand areas, resulting in low inventory obsolescence of 0.12% and 0.19% of revenue in 2004 and 2005, respectively.

Experienced management team with significant equity ownership. Each of our two co-founders, who today are our Chief Executive Officer and our President, has more than 15 years of industry experience in the region. Our senior management team has an average tenure of 10 years with us. Each of our executive officers has had substantial experience working in the Latin American and Caribbean region. Members of our management team (including certain managers of in-country operations) own approximately 48.6% of the shares in our company. As a result of their substantial equity interest, we believe that our management has significant incentive to continue to increase our revenue and cash flows through profitable growth.

Our Business Strategy

We intend to continue to increase our revenue and cash flows by strengthening our market leadership positions in our principal markets, by entering new geographic and product segments and by continuing to emphasize and improve our operations. We are committed to achieving these objectives through the following strategies:

Continue to strengthen our market leadership and customer relationships through superior customer service. We differentiate ourselves from our competitors through our efforts to provide the highest level of customer service because we have found that it is among the most efficient routes to building customer loyalty. Our strong customer service includes wide and multivendor product selection, quick response times, product training and support, credit availability to our approved customers and local warranty service. We will also seek to leverage our leading market positions and our unique ability to offer single source purchasing in order to attract and maintain new customers in the highly fragmented and rapidly growing markets in which we operate.

Expand sales by increasing our geographic presence. We intend to expand our geographic presence by opening new sales and distribution centers in countries where we already have in-country operations and by establishing new in-country operations in countries where we are not already present, as we believe we can achieve higher gross margins on a consolidated basis from our in-country sales as compared to our Miami based sales. When assessing a new market, we research the local economic environment, market conditions of the IT industry, the number of competitors and the business methods of current market participants. We typically identify a capable local partner who has substantial prior experience within the industry as well as an in-depth knowledge of the local market. We have been successful in entering new markets in the past and expect to continue this strategy to help increase revenue and cash flows. Our acquisition of Centel, S.A. de C.V., or Centel, in June 2005 in Mexico is part of our strategy of expanding our geographic presence in Latin America and the Caribbean through selective and opportunistic acquisitions. Mexico, one of the two largest IT products markets in the region, represents one of the most important areas we have targeted for geographic expansion. We believe that our product breadth, existing relationships with vendors, focused working capital management and strong capitalization will allow us to expand Centel’s product offerings and increase its customer base and sales.

Expand sales by increasing our product portfolio. We continually build upon our comprehensive in-stock selection of more than 4,800 IT products both by enhancing our existing product categories and by adding new product categories or subcategories such as enterprise-class products (including servers, storage and software), enterprise internet protocol (“IP”) telephony products (including IP private branch exchange (“PBX”) systems and IP telephones), gaming and “infotainment” products (including video game systems), digital consumer electronics (including digital cameras and plasma displays) and products sold under our proprietary brands (for example, NEXXT Networking Solutions). Such product and category additions allow us to sell more products to our existing customer base and to add new customer segments to our business. We constantly expand our list of products to satisfy the rapidly evolving IT products requirements of our customers.

Continue to improve our operations as we grow our business, including our working capital management and risk controls. We continually seek to optimize our accounts receivable, accounts payable and inventory days to manage our working capital needs. For example, we are enhancing our inventory management process by investing in our IT systems and upgrading our logistics systems. Over time, we will seek to continue to improve upon our risk controls to ensure that they remain in line with the needs of our growing business. We will also continue to maintain controls on credit risk and inventory obsolescence risk and to address foreign exchange risk by invoicing a significant percentage of our sales in U.S. dollars (approximately 63% in 2005). We constantly review our country, customer and vendor concentrations, with the objective of maintaining balance and diversification as a key element of our business risk management strategy. As our revenues increase, we seek to enhance margins by maintaining close control over our operating expenses. We believe that we currently have material growth capacity in most of our existing operations without the need for significant increases in fixed costs or capital expenditures.

Citigroup Venture Capital International

Citigroup Venture Capital International (“CVC International”), our controlling shareholder, is the division of Citigroup Inc. engaged in private equity investments in emerging markets. From January 2001 to December 2005, CVC International has invested $1,033 million of Citigroup’s proprietary capital in 82 private equity transactions. In Latin America and the U.S. Hispanic market, CVC International has, from January 2001 to December 2005, invested $182.9 million of Citigroup’s proprietary capital in 13 private equity transactions. CVC International also manages approximately $918.0 million in legacy Citigroup private equity investments in the Latin American region.

Address, Telephone Number and Website

Our principal executive offices are located at 9835 NW 14th Street, Miami, Florida 33172. Our telephone number is (305) 477-6230. Our website is located at www.intcomex.com. None of the information that appears on or that is linked to or from our website is incorporated by reference into or is otherwise made a part of this prospectus.

Organizational Structure

Set forth below is a summary chart showing our current organizational structure.

(1)	Issuer of notes.
(2)	Guarantor of notes.
(3)	Intcomex Holdings SPC-I, LLC owns all but one of the shares in Centel, with the remaining share held by Intcomex, Inc.
(4)	Borrower under our revolving credit facility.

The Exchange Offer

On August 25, 2005, we issued $120 million aggregate principal amount of 11 3/4% Second Priority Senior Secured Notes due 2011 to Banc of America Securities LLC, UBS Securities LLC and Comerica Securities, Inc. in private and offshore offerings. We refer to these notes as initial notes. These initial purchasers sold the initial notes to institutional investors and non-U.S. persons in transactions exempt from the registration requirements of the Securities Act. The initial notes are wholly and unconditionally guaranteed by Intcomex Holdings, LLC, Intcomex Holdings SPC-I, LLC and Software Brokers of America, Inc.

Exchange Offer and Registration Rights Agreement

When we issued the initial notes, we entered into a registration rights agreement in which we agreed, among other things, to file an exchange offer registration statement with the SEC no later than May 15, 2006, to use our commercially reasonable best efforts to cause such exchange offer registration statement to become effective within 120 days after the filing, to keep the exchange offer open for at least thirty days (or longer if required by applicable law) after the date that notice of the exchange offer is mailed to holders, and to consummate the exchange offer on or prior to the 45th day following the effectiveness of the exchange offer registration statement.

The Exchange Offer

Under the terms of the exchange offer, you are entitled to exchange the initial notes for registered exchange notes with substantially identical terms. We refer to these notes as the exchange notes, and we refer to the initial notes and the exchange notes together as the notes. You should read the discussion under the heading “Description of Exchange Notes” for further information regarding the exchange notes. As of the date of this prospectus, there are $120 million aggregate principal amount of the initial notes outstanding. The initial notes may be tendered only in minimum denominations of $5,000 and integral multiples of $1,000 in excess thereafter.

Resale of Exchange Notes

We believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	any exchange notes acquired in exchange for initial notes tendered are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not such person is the holder of the initial notes;

•	at the time of the commencement or consummation of the exchange offer, neither the holder of the initial notes nor any such other person has an arrangement or understanding with any person to participate in the distribution of the exchange notes in violation of the provisions of the Securities Act;

•	neither the holder of the initial notes nor any such other person is an affiliate of Intcomex, Inc.; and

•	neither the holder of the initial notes nor any such other person is engaged in and intends to engage in a distribution of the exchange notes.

If any of the foregoing are not true and you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from the registration requirements of the Securities Act, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Consequences of Failure to Exchange Initial Notes

If you are eligible to participate in the exchange offer but you do not exchange your initial notes for exchange notes, you will no longer be able to force us to register the initial notes under the Securities Act. In addition, you will not be able to offer or sell the initial notes unless:

•	the offer or sale is registered under the Securities Act: or

•	you offer or sell the initial notes under an exemption from the requirements of, or in a transaction not subject to, the Securities Act.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2006, unless we decide to extend the exchange offer.

Interest on the Exchange Notes

The exchange notes will accrue interest at 11 3/4% per annum from the last interest payment date on which interest was paid on the initial notes surrendered in exchange. We will pay interest on the exchange notes on January 15 and July 15 of each year through the maturity date of January 15, 2011. For more details, see “Description of Exchange Notes—Interest.”

Procedures for Tendering Initial Notes

If you wish to accept the exchange offer, you must:

•	complete, sign and date the letter of transmittal or a facsimile of it; and

•	send the letter of transmittal accompanying this prospectus and all other documents required by it, including the initial notes to be exchanged, to The Bank of New York, as exchange agent.

Alternatively, you can tender your initial notes by following the procedures for book-entry transfer described in this prospectus. For more details, see “The Exchange Offer—Procedures for Tendering.”

Guaranteed Delivery Procedures

If you wish to tender your initial notes and you cannot deliver the required documents to the exchange agent by the expiration date, you may tender your initial notes according to the guaranteed delivery procedures under the heading “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights

You may withdraw the tender of your initial notes at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent by 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer—Withdrawal of Tenders.”

Acceptance of Initial Notes and Delivery of Exchange Notes

If all of the conditions to the exchange offer are satisfied or waived, we will accept any and all initial notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. We will deliver the exchange notes promptly after the expiration date. See “The Exchange Offer—Conditions.”

Tax Considerations

The exchange of initial notes for exchange notes will not be a taxable exchange for federal income tax purposes for U.S. holders of the notes. See “Certain U.S. Federal Income Tax Considerations.” You should consult your tax adviser about the tax consequences of this exchange as they apply to your individual circumstances.

Exchange Agent

The Bank of New York is serving as exchange agent for the exchange offer.

Fees and Expenses

We will bear all expenses related to consummating the exchange offer and complying with the registration rights agreement. See “The Exchange Offer—Fees and Expenses.”

Use of Proceeds

We will not receive any cash proceeds from the issuance of the exchange notes. We used the proceeds from the sale of the initial notes to pay all indebtedness outstanding under our then existing senior secured credit facility and seller notes and to pay a dividend to our shareholders, with the remainder being retained for general corporate purposes. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Description of Exchange Notes

Issuer

Intcomex, Inc.

Notes Offered

We are offering $120 million aggregate principal amount of 11 3/4% Second Priority Senior Secured Notes due 2011. The form and terms of the exchange notes are the same as the form and terms of the initial notes, except that the offering and distribution of the exchange notes have been registered under the Securities Act. Therefore, the exchange notes will not bear legends restricting their transfer and will not be entitled to registration under the Securities Act. The exchange notes will evidence the same debt as the initial notes and both the initial notes and the exchange notes are governed by the same indenture dated August 25, 2005.

Maturity Date

January 15, 2011.

Interest and Payment Dates

Each exchange note we issue will accrue interest at a rate of 11 3/4% per annum from the last interest payment date on which interest was paid on the initial notes surrendered in exchange. Interest is payable on January 15 and July 15 of each year, commencing on July 15, 2006. See “Description of the Exchange Notes—Interest.”

Exchange Note Guarantees

The exchange notes will be wholly and unconditionally guaranteed on a senior subordinated basis by all of our existing and future domestic restricted subsidiaries. If we cannot make any payment on the exchange notes, the guarantors must make the payment instead. See “Description of Exchange Notes—Exchange Note Guarantees.”

Collateral

Our obligations under the exchange notes and the guarantors’ obligations under the guarantees will be secured on a second priority basis by a lien on:

•	100% of the capital stock of certain of our and each guarantor’s directly owned domestic restricted subsidiaries (but none of any limited liability company that directly owns a foreign restricted subsidiary);

•	65% of the capital stock of our and each guarantor’s directly owned foreign restricted subsidiaries; and

•	substantially all the assets of our subsidiary Software Brokers of America, Inc. to the extent that those assets secure our revolving credit facility, subject to certain exceptions.

The capital stock that is subject to the lien will automatically be released from the lien and will no longer be deemed to be collateral to the extent the pledge of such capital stock would require the filing of separate financial statements of any of our subsidiaries with the SEC pursuant to Rule 3-16 of Regulation S-X under the Securities Act. The liens will not extend to the assets of any of our foreign subsidiaries, which as of December 31, 2005 accounted for approximately 54.3% of the book value of our total assets. This second priority lien will be subordinated to a first priority lien securing our $25.0 million revolving credit facility. Under certain circumstances, the indenture and the security documents relating to the notes permit us to incur additional debt that may also be secured by liens on the collateral that are senior to the second priority liens securing the exchange notes, and to incur additional debt secured by the second priority liens securing the exchange notes. See “Description of the Exchange Notes—Collateral.”

In the event that our secured creditors exercise remedies with respect to our or the guarantors’ pledged assets, the proceeds of the liquidation of those assets will first be applied to repay in full obligations secured by the first priority liens before any payments are made with respect to the exchange notes. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral.

Ranking

The exchange notes and guarantees will rank:

•	effectively junior to our and the guarantors’ obligations that are secured by first priority liens on the collateral securing the notes or that are secured by a lien on assets that are not part of the collateral securing the notes, in each case to the extent of the value of such collateral or assets;

•	effectively junior to the obligations of our foreign subsidiaries;

•	equal in right of payment with all of our and the guarantors’ unsubordinated obligations;

•	senior in right of payment to any future subordinated indebtedness of us or the guarantors; and

•	effectively senior as to the value of the collateral to our and the guarantors’ unsecured indebtedness.

See “Description of the Exchange Notes—Ranking.”

As of December 31, 2005, we had $120.0 million of senior debt and $4.3 million of debt owed by our foreign subsidiaries and $0.7 million of capital leases.

Optional Redemption

On or after January 15, 2007, we may redeem some or all of the exchange notes. At any time prior to January 15, 2007, we may redeem up to 35% of the aggregate principal amount of the exchange notes with the net cash proceeds of certain equity offerings. Redemption prices are set forth under “Description of the Exchange Notes—Optional Redemption.”

Sinking Fund

Pursuant to a mandatory sinking fund, we are required to redeem on August 15 of each of the years 2007 to 2009, inclusive, $5,000,000 aggregate principal amount of exchange notes. We may, at our option, credit against any mandatory sinking fund redemption any exchange notes previously or contemporaneously redeemed or acquired by us and delivered to the trustee for cancellation. The redemption price will be equal to 100% of the principal amount of the exchange notes being redeemed, plus any accrued and unpaid interest to the date of redemption. See “Description of the Exchange Notes—Sinking Fund.”

Change of Control

If we experience certain kinds of changes of control, we must offer to purchase the exchange notes at 101% of their principal amount, plus accrued and unpaid interest.

Mandatory Offer to Repurchase Following Certain Asset Sales

If we sell certain assets and do not reinvest the net proceeds in compliance with the indenture, we must under certain circumstances offer to repurchase the exchange notes at 100% of their principal amount, plus accrued and unpaid interest.

Certain Covenants

The indenture governing the exchange notes contains covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or enter into sale and leaseback obligations;

•	pay certain dividends or make certain distributions on our capital stock or repurchase our capital stock;

•	make certain investments or other restricted payments;

•	place restrictions on the ability of subsidiaries to pay dividends or make other payments to us;

•	engage in transactions with shareholders or affiliates;

•	sell certain assets or merge with or into other companies;

•	guarantee indebtedness; and

•	create liens.

These covenants are subject to important exceptions and qualifications, which are described under “Description of Exchange Notes—Certain Covenants.”

Use of Proceeds

We will not receive any proceeds from issuance of exchange notes in the exchange offer. See “Use of Proceeds.”

Summary of Financial Information and Other Data

The following tables present summary consolidated financial information and other data for the periods indicated. We derived the statement of operations and other data set forth below for the years ended December 31, 2005, 2004 and 2003 and the balance sheet data as of December 31, 2005 and 2004 from our audited consolidated financial statements (together with the notes thereto) included elsewhere in this prospectus.

You should read the following summary information in conjunction with “Selected Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements (together with the notes thereto) included elsewhere in this prospectus.

	Year Ended December 31,
	2005(1)		2004		2003
	(dollars in thousands except per share data)
Statement of Operations Data:
Revenue	$716,440		$554,345		$418,330
Cost of revenue	642,737		495,536		371,262

Gross profit	73,703		58,809		47,068
Operating expenses	43,343		33,815		26,259

Operating income	30,360		24,994		20,809
Total other (income) expense	15,542		2,094		(448)
Income taxes	2,755		6,417		5,844
Minority interest expense	—		314		667
Extraordinary (gain) loss	—		—		(541)

Net income	12,063		16,169		15,287

Net income per common share	$119.28		$277.48		$408.69

	As of December 31,
	2005		2004
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,964		$6,902
Total assets	243,569		172,522
Total debt	125,041		70,045
Total shareholders’ equity	25,567		30,189

	Year Ended December 31,
	2005(1)		2004		2003
Other Data:
Cash dividends per common share	$197.76		$0.00		$0.00
Ratio of earnings to fixed charges(2)	1.9	x	7.4	x	37.2	x

(1)	The financial information and other data for the year ended December 31, 2005 include the financial information of Centel commencing on June 23, 2005, the date of its acquisition.
(2)	For purposes of calculating the ratio of earnings to fixed charges, (i) earnings is defined as income before income taxes plus fixed charges and (ii) fixed charges is defined as interest expense (including capitalized interest and amortization of debt issuance costs) and the portion of operating rental expense which management believes would be representative of the interest component of rental expense.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The occurrence of any of the following events could materially affect our business, financial condition or results of operations. In such case, the trading price of the notes could decline, we may not be able to pay all or part of the interest or principal on the notes and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Risks relating to our business

We operate in a highly competitive environment.

The IT products distribution industry in Latin America and the Caribbean is highly competitive. The factors on which IT distributors compete include:

•	price;

•	availability and quality of products and services;

•	terms and conditions of sale;

•	availability of credit and credit terms;

•	timeliness of delivery;

•	flexibility in tailoring specific solutions to customers’ needs;

•	effectiveness of marketing and sales programs;

•	availability of technical and product information; and

•	availability and effectiveness of warranty programs.

The IT products distribution industry in Latin America and the Caribbean is very fragmented. In certain markets, we compete against large multinational companies (including Ingram Micro, Inc., Tech Data Corporation, Synnex Corp. and Bell Microproducts Inc.), which are significantly better capitalized than we are and potentially enjoy greater bargaining power with vendors than we do. In addition, our main competitor in Mexico, Ingram Micro, Inc., has a significantly larger market share than we do in that country. In all of our in-country markets, we also compete against a substantial number of locally based distributors, many of which have a lower cost structure than we do, in some cases because they operate in the local “informal” economy. Due to intense competition in our industry, we may not be able to compete effectively against our existing competitors or against new entrants to the industry, or to maintain or increase our sales, market share or margins.

Our relatively high margins, together with improving economic conditions, may attract new competitors into our markets, which may cause our results of operations to decline.

Historically, we have had relatively high margins as compared to our principal competitors. Our relatively high margins may attract new competition into our markets, including competition from companies employing alternate business models such as manufacturer direct sales. Improvements in economic conditions in countries in which we operate, including an increase in per capita income levels, will likely lead to an increase in demand for IT products in these countries, thereby making them more attractive to our competitors. Loss of existing or future market share to new competitors and increased price competition could adversely affect our results of operations.

Political and economic developments in Latin America and the Caribbean may have an adverse effect on our results of operations.

In 2005, Latin America and the Caribbean accounted for 65.6% of our consolidated revenue. Our financial results are sensitive to the performance of the economies of Latin America and the Caribbean. If local, regional or worldwide economic trends adversely affect the economies of any of the countries in which we have operations, our financial condition and results of operations could be affected adversely. In addition, we believe that the end-users of a significant portion of the products sold to United States customers by our Miami operations are also located in Latin America and the Caribbean. The following are examples of significant risks to which we are subject and important events affecting us:

•	Our sales in foreign countries could decline if those countries were to impose additional tariffs, import and export controls or other trade barriers that restrict our ability to sell products in such countries. Potential transportation delays across national borders resulting from more complex customs procedures could also lead to reduced sales and increased costs or working capital requirements.

•	Worsening local economic or political conditions or changes in laws governing capital controls, the liquidity of bank accounts or the repatriation of capital and dividends could prevent or inhibit our receipt of cash from our foreign reseller customers or our foreign subsidiaries, result in longer payment cycles, or impair our collection of accounts receivable.

•	The demand for IT products could decline as a result of political, social or economic instability in the region. Economic slow-downs in the region, including those resulting from changes in fiscal or monetary policies, could decrease demand for the products we distribute, result in higher levels of inventories in our distribution channels and decrease our gross and operating margins.

•	We could experience difficulties in staffing, monitoring and managing our foreign operations in countries experiencing significant economic problems or political instability.

•	We could be subject to adverse tax consequences, including the imposition of withholding or other taxes on payments made by our subsidiaries or increases in value added tax or sales tax on the products we sell.

•	We could incur significant costs in complying with a variety of foreign laws, trade customs and practices and changes in regulatory requirements.

•	The value of our accounts receivable and other assets could decline if foreign countries were to devalue their currencies. Any devaluation could also make our products more expensive in local currency and decrease demand for our products.

Fluctuations in foreign currency exchange rates could adversely affect the results of our operations.

In the years ended December 31, 2004 and 2005, 32.2% and 37.5%, respectively, of our revenue were invoiced in currencies other than the United States dollar, while 97.3% and 96.4%, respectively, of our costs were denominated in United States dollars. We do not hedge against all of the risk to which we are exposed if the currency in which our invoices are denominated were to be devalued against the United States dollar between the time of invoicing and the date of payment on the invoice. In certain markets in which the United States dollar is not the local currency, we nonetheless invoice in United States dollars. In these markets, a significant and sustained devaluation of the relevant local currency could adversely affect the ability of our customers to pay those invoices, thus affecting adversely the value of our receivables, our revenue and our results of operations.

In addition, large and sustained devaluations of local currencies can make many of our products, the cost of which in almost all cases is denominated in United States dollars, more expensive in local currencies, which in turn could adversely impact demand for our products and our revenue.

Finally, a large and sustained devaluation of the United States dollar could make our local currency costs greater in United States dollar terms, thereby possibly reducing our margins.

If we lose the services of our key executive officers, we may not succeed in implementing our business strategy.

We are currently managed by certain key senior management personnel, including both of our founders, Anthony Shalom and Michael Shalom. These individuals have extensive experience and knowledge of our industry and the many local markets in which we operate. The loss of their services could adversely affect our ability to implement our business strategy, and new members of management may not be able to implement our strategy successfully. With the exception of employment agreements with our Chief Financial Officer and General Managers of Intcomex Chile and Centel, we have no employment agreements with any of our executive officers or in-country managers.

In addition, in establishing and developing many of our in-country operations, we have relied in large part on the local market knowledge and entrepreneurial skills of a limited number of local managers in those markets. The loss of the services of any of these managers could adversely impact our operations and financial results in the market in which the manager is located.

Our expansion into new markets may present additional risks that could materially and adversely affect the results of our operations.

We currently operate in 13 Latin American and Caribbean countries and expect to enter into new geographic markets both within the countries where we already conduct operations and in new countries where we have no prior operating or distribution experience. In such new markets, we will face challenges such as customers’ lack of awareness of our brand, difficulties in hiring personnel and problems arising from our unfamiliarity with local IT products distribution industry markets and demographics. New markets may also have different competitive conditions from our existing markets. Any failure on our part to recognize or respond to these differences may adversely affect the success of our operations in those markets, which in turn could materially and adversely affect our results of operations.

We may not realize the expected benefits from any of our acquisitions, which could have a material adverse effect on our business, financial condition and results of operations.

We may in the future pursue acquisitions in Latin America and the Caribbean. Our success in realizing the expected benefits from any of our acquisitions depends on a number of factors, including retaining or hiring local management personnel, successful integration of the operations, IT systems, customers, vendors and partner relationships of the acquired companies and our ability to devote capital and management attention to the newly acquired companies in light of other operational needs. Our efforts to implement our strategy could be affected by a number of factors beyond our control, such as increased competition and general economic conditions in the countries where the newly acquired companies operate. Any failure to effectively implement our strategy could have a material adverse effect on our results of operations.

We depend on a relatively small number of vendors for products that make up a significant portion of our revenue.

A significant portion of our revenue is derived from products manufactured by a relatively small number of vendors. For the year ended December 31, 2004 and 2005, our top ten vendors manufactured products that accounted for 60.5% and 64.0% of our revenue and our top vendor accounted for 13.9% and 16.2% of our revenue, respectively. We expect that we will continue to obtain most of our products from a relatively small number of vendors and that the portion of our revenue that we obtain from such vendors may continue to increase in the future. Due to intense competition in the IT products distribution industry, our key vendors can choose to work with many other distributors and, pursuant to standard terms in our vendor agreements, may terminate their relationships with us on short notice. The loss of a relationship with any of our key vendors may adversely affect our results of operations.

Our ability to stay competitive in the IT products distribution industry and increase our customer base depends on our ability to offer, on a continuous basis, a selection of appealing products that reflect our customers’ preferences. To be successful, our product offerings must be broad in scope, affordable, well-made, innovative and attractive to a wide range of consumers whose preferences may change regularly. This depends in large part on the ability of our key vendors to respond quickly to technological changes and innovations and to manufacture new products that correspond to the new demands of our customers and requires on the part of vendors a continuous investment of resources to develop and manufacture new products. If our key vendors fail to respond on a timely basis to the rapid technological changes that have been characteristic of the IT products industry, fail to provide new products that are desired by consumers or otherwise fail to compete effectively against other IT products manufacturers, the products that we offer may be less desirable to consumers and we could suffer a significant decline in our revenue, including revenue driven by end-users’ upgrades of their existing IT products. The ability and willingness of our vendors to develop new products depends on factors beyond our control. If our product offerings fail to satisfy customers’ tastes or respond to changes in customer preferences, our revenues may decline and our competitors may gain additional market share.

We are dependent on vendors to maintain adequate inventory levels.

We depend on vendors to maintain adequate inventory. Any supply shortages or delays (some or all of which are beyond our control) could cause us to be unable to service customers on a timely basis, which in turn could adversely affect our results of operations.

We are subject to the risk that our inventory values may decline.

The IT products distribution industry is subject to rapid technological change, new and enhanced product specification requirements and evolving industry standards. These factors may cause a substantial decline in the value of our inventory or may render all or substantial portions of our inventory obsolete. Changes in customs or security procedures in the countries through which our inventory is shipped, as well as other logistical difficulties that slow the movement of our products to our customers, can also exacerbate the impact of these factors. While some of our vendors offer us limited protection against the decline in value of our inventory due to technological change or new product developments in the form of credit or partial refunds, these protective policies are largely subject to the discretion of our vendors. The protective terms of our vendor agreements may not adequately cover declines in our inventory value. In addition, these vendors may not continue to offer protective terms in the future.

Vertical integration by our vendors or customers could adversely affect us.

Our company occupies a middle position in the IT products distribution chain in Latin America and the Caribbean, between IT vendors on the one hand and locally-based distributors and resellers on the other. Further industry consolidation, increased competition, technological changes and other developments, including improvements in regional infrastructure, may cause our vendors to bypass us and sell directly to our customers. As a result, our reseller and distributor customers and our vendors may increase the level of direct business they do with each other, which could have a material adverse effect on our business and results of operations.

We are dependent on the terms of the sales agreements provided by our vendors.

Our business is highly dependent on the terms of the sales agreements provided by our vendors. Generally, each vendor has the ability to change the terms and conditions of its sales agreements, including by reducing the level of purchase discounts, rebates and marketing programs available to us. If we are unable to pass the impact of these changes through to our reseller customers, our results of operations could be adversely affected.

A loss of, or reduction in, trade credit from our vendors could reduce our liquidity, increase our working capital needs and/or limit our ability to purchase products.

Our business is working capital intensive and our ability to pay for products is largely dependent on our principal vendors providing us with payment terms that facilitate the efficient use of our capital.

The payment terms that we receive from our vendors are based on several factors, including:

•	our recent operating results, financial position, including our level of indebtedness, and cash flows;

•	our payment history with the vendor;

•	the vendor’s credit granting policies, any contractual restrictions to which it is subject, our creditworthiness (as determined by various entities) and general industry conditions;

•	prevailing interest rates; and

•	the vendor’s ability to obtain credit insurance in respect of amounts that we owe it.

Adverse changes in any of these factors, many of which are not within our control, could increase the costs to us of financing our inventory, which may limit or eliminate our ability to obtain vendor financing and adversely affect our operating results.

We are exposed to the risk of natural disasters, war and terrorism.

Our Miami headquarters, some of our sales and distribution centers and certain of our vendors and customers are located in areas prone to natural disasters such as floods, hurricanes, tornadoes or earthquakes. In addition, demand for our services is concentrated in major metropolitan areas. Adverse weather conditions, major electrical or telecommunications failures or other events in these major metropolitan areas may disrupt our business and may adversely affect our ability to distribute products.

We operate in multiple geographic markets, several of which may be susceptible to acts of war and terrorism. Security measures and customs inspection procedures have been implemented in a number of jurisdictions in response to the threat of terrorism. These procedures have made the import and export of goods to and from our Miami headquarters more time-consuming and expensive. Such measures have added complexity to our logistical operations and may extend our inventory cycle. Our business may be adversely affected if our ability to distribute products is further impacted by any such events. In addition, more stringent processes for the issuance of visas and the admission of non-U.S. persons to the United States may make travel to our headquarters in Miami by representatives of some vendors and customers more difficult. These developments may adversely affect our relationships with these vendors and customers.

The combination of our Miami headquarters’ location in an area prone to hurricanes, the increased difficulties and cost in processing imports and exports through United States airports and seaports, and the increased difficulties in travel by certain non-U.S. persons to the United States could diminish the attractiveness of Miami as a leading business center for Latin America and the Caribbean in general, and as the central hub for the Latin American and Caribbean IT products distribution industry in particular. In the event of the emergence of one or more other hubs serving the Latin American and Caribbean market that are more favorable to IT distributors, competitors operating in those locations could have an advantage over us. The partial or total relocation of our main warehouse and logistics center in Miami to any such new hubs could materially increase our operating costs or capital expenditures.

We have significant credit exposure to our customers. Should we become unable to manage our accounts receivable, our results of operations and liquidity could be adversely affected.

We extend credit for a significant portion of sales to our customers. We are subject to the risk that our customers may fail to pay or delay payment for the products they purchase from us, resulting in longer payment cycles, increased collection costs, defaults exceeding our expectations and an adverse impact on the cost or availability of financing. These risks may be exacerbated by such factors as adverse economic conditions, decreases in demand for our products and negative trends in the businesses of our reseller customers.

We have a number of credit facilities under which the amount we are able to borrow is based on the value and quality of our accounts receivable. Our borrowing capacity under these facilities is affected by several factors, principally including:

•	the estimated collectibility of our accounts receivable;

•	general and regional industry and economic conditions;

•	our and our customers’ creditworthiness, as determined by various entities; and

•	our and our customers’ operating results, financial position and cash flows.

Any reduction in our borrowing capacity under these credit facilities could adversely affect our ability to finance our working capital and other needs.

We may suffer from theft of inventory.

We store significant quantities of inventory at warehouses in Miami and throughout Latin America and the Caribbean. In the past, we have experienced inventory theft at, or in transit to or from, certain of these facilities. We may be subject to future significant inventory losses due to theft from our warehouses, hijacking of trucks carrying our inventory or other forms of theft. The implementation of security measures, such as the establishment of alarm systems in our warehouses and the hiring of armed escorts for shipment of our products in certain Latin American countries, could increase our operating costs. Also, any such losses of inventory could exceed the limits of, or be subject to an exclusion from, coverage under our insurance policies. Claims filed by us under our insurance policies could lead to increases in the insurance premiums payable by us or the termination of coverage under the relevant policy.

We are dependent on a variety of IT and telecommunications systems.

We are dependent on a variety of IT and telecommunications systems, including systems for managing our inventories, accounts receivable, accounts payable, order processing, shipping and accounting. In addition, our ability to price products appropriately and the success of our expansion plans depend to a significant degree upon our IT and telecommunications systems. We are in the process of implementing a company-wide financial reporting system, and our experience with this new platform is limited. This platform may require further modifications and user training in order to properly handle all of the different accounting requirements of the countries in which we operate. Furthermore, in order to adapt to higher shipping volumes, we have recently upgraded the logistics and inventory management system employed in our Miami-based distribution center and are currently upgrading these systems in our in-country distribution centers. Any temporary or long-term failure of these systems could adversely impact our business and results of operations. Further, our failure to adapt and upgrade our systems to keep pace with our future development and expansion could have an adverse effect on our business and results of operations.

We do not have a comprehensive disaster recovery system or disaster recovery plan. Our failure to have such a system or plan in place could adversely affect our business and results of operations.

We may be unable to obtain and maintain adequate insurance at reasonable costs.

Due to the risks associated with our business, we carry substantial amounts of insurance. In particular, we insure inventory shipments from our vendors and intra-company inventory shipments and we obtain credit insurance against the failure to pay or delay in payment for our products by some of the customers of our Miami operations. Because of concerns arising from large damage awards and incidents of terrorism, it has become increasingly difficult for us to obtain adequate insurance coverage at reasonable costs. Our operations and financial condition could be adversely affected by a loss for which we do not have insurance, that is subject to an exclusion or that exceeds our applicable policy limits. In addition, increasing insurance premiums could adversely affect our results of operations. Failure to obtain credit insurance may have a negative impact on the amount of borrowing capacity available to our Miami-based operations under our revolving credit facility.

We are reliant on third party shippers and carriers whose operations are outside our control.

We rely on arrangements with third-party shippers and carriers such as independent shipping companies for timely delivery of our products to our in-country offices and third-party distributors and resellers. As a result, we are subject to carrier disruptions and increased costs due to factors that are beyond our control, including labor strikes, inclement weather and increased fuel costs. If the services of any of these third parties become unsatisfactory, we may experience delays in meeting our customers’ product demands and we may not be able to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products to our customers in a timely and accurate manner may damage our reputation and could cause us to lose customers.

We anticipate that we may need to raise additional financing, which may not be available on terms acceptable to us, if at all.

We expect our operating expenditures and working capital needs to increase over the next several years as our sales volume increases and we expand our geographic presence and product portfolio. While we currently believe that we have adequate financing to sustain our business, we may not be able to accurately predict future operating results or changes in our industry. Thus, we may have to raise additional capital to support our business operations, including obligations to vendors. In the event that such additional financing is necessary, we may seek to raise such funds through public or private equity or debt financing or other means. We may not be able to raise additional financing when we need it, or we may not be able to raise financing on terms acceptable to us. In the event that adequate funds are not available, our business and results of operations may be materially adversely affected.

The interests of our principal shareholder may not be aligned with yours.

As our controlling shareholder, CVC International is able to elect a majority of our board of directors, select our management team, determine our corporate and management policies and make decisions relating to fundamental corporate actions. Our controlling shareholder’s interests may not be aligned with your interests as a holder of the notes. In addition, under the shareholders agreement among us and our shareholders, the members of our board of directors appointed by Anthony Shalom and Michael Shalom have veto rights over certain decisions, which could result in a deadlock and consequently could delay our management’s decision-making process.

We are exposed to increased costs and risks associated with complying with the Sarbanes-Oxley Act of 2002 and other corporate governance and disclosure standards.

Our overhead costs may increase and our net income may decline as a percentage of net revenues as a result of the additional costs associated with complying with the complex legal requirements associated with being a public reporting company. In addition, Section 404 of the Sarbanes-Oxley Act of 2002, or SOX, requires management’s annual review and evaluation of our internal controls over financial reporting and attestations of the effectiveness of these controls by our management and by our independent registered public accounting firm. We are required by Section 404 to be compliant in our fiscal year ended December 31, 2007. We are currently working towards ensuring that adequate resources and expertise, both internal and external, are put in place to meet this requirement. We intend to work closely with our independent registered public accounting firm during this process. Though we are currently making efforts to become compliant with Section 404 requirements in a timely manner, our efforts may not result in management assurance or an attestation by the independent auditors that our internal controls over financial reporting are adequate. In the event that our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our controls over financial reporting are not effective as required by Section 404 of SOX, investor perceptions of us may be adversely affected and we may incur significant additional costs to remedy shortcomings in our internal controls.

We may face additional expenses and disruption due to the expected relocation of our main warehouse in Miami.

Our Miami warehouse serves as the central hub of our distribution system to our in-country operations. We are currently contemplating moving our Miami operations, including our Miami warehouse, to new premises in

Miami in late 2006 and early 2007 in order to accommodate growth in our operations. As a result of the move, we will incur additional expenses and may encounter disruption of operations related to the move, all of which could delay shipment of products to our in-country operations, reduce our sales volumes and increase our working capital requirements.

Risks related to the exchange offer and the notes

You may have difficulty selling the initial notes that you do not exchange.

If you do not exchange your initial notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your initial notes described in the legend on your initial notes. The restrictions on transfer of your initial notes arise because we issued the initial notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the initial notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the registration rights agreement, we do not intend to register the initial notes under the Securities Act. The tender of initial notes under the exchange offer will reduce the principal amount of the currently outstanding initial notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently initial notes that you continue to hold following completion of the exchange offer.

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have now and will continue to have a substantial amount of debt, which requires significant interest and principal payments. As of December 31, 2005, we had $125.0 million total debt outstanding ($118.9 million outstanding under the notes, net of discount, $1.1 million outstanding under our revolving credit facility, $4.3 million of outstanding debt of our in-country subsidiaries and $0.7 million of capital leases). Subject to the limits contained in the indenture governing the notes and our other debt instruments, we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences to the holders of the exchange notes, including the following:

•	making it more difficult for us to satisfy our obligations with respect to the notes and our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

We may be unable to service our indebtedness, including the exchange notes.

Our ability to make scheduled payments on and to refinance our indebtedness, including the exchange notes, depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the international banking and capital markets. Our business may not generate sufficient cash flow from operations and our future borrowings may not be available to us in an amount sufficient to enable us to service our debt, including the notes, to refinance our debt or to fund our other liquidity needs. If we are unable to meet our debt obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, including the notes, which could cause us to default on our debt obligations and impair our liquidity. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

Indebtedness under our revolving credit facility may be subject to floating interest rates, which may cause our interest expense to increase.

Our borrowing under our revolving credit facility with Comerica Bank may, at our option, be subject to floating interest rates. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and reducing our funds available for operations and other purposes.

We depend on our subsidiaries to service our indebtedness, including the notes.

As a holding company, our principal assets are the shares of stock of our subsidiaries. We derive substantially all of our cash flow and income from our subsidiaries. Accordingly, in paying the principal, interest on, and any other amounts with respect to our indebtedness, we will rely on income from our subsidiaries, cash flows generated by our subsidiaries and any dividends paid by our subsidiaries. Our subsidiaries’ ability to pay us dividends may be subject to our subsidiaries having net income and the requisite amount of paid-in capital, and other restrictions under applicable laws, including with respect to exchange and capital controls. In addition, our revolving credit facility only permits Software Brokers of America, Inc., or SBA, our wholly owned subsidiary which is our only operating entity in the United States, to declare and pay cash dividends so long as no default or event of default, including under any maintenance covenant, has occurred and is continuing immediately before and after giving effect to such dividend payment. In the future there may be any other financial or other types of agreements that impose a restriction on our subsidiaries’ ability to pay intra-group receivables, principal, interest and dividends to us, which restrictions would affect our ability to repay the notes. Also, the payment of dividends by our non-United States subsidiaries are in many cases subject to local dividend tax and other local taxes.

The indenture governing the notes and the credit agreement governing our revolving credit facility impose significant operating and financial restrictions on our company and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The indenture governing the notes imposes significant operating and financial restrictions on us. These restrictions limit our ability, among other things, to:

•	incur additional indebtedness or enter into sale and leaseback obligations;

•	pay certain dividends or make certain distributions on our capital stock or repurchase our capital stock;

•	make certain investments or other restricted payments;

•	place restrictions on the ability of subsidiaries to pay dividends or make other payments to us;

•	engage in transactions with shareholders or affiliates;

•	sell certain assets or merge with or into other companies;

•	guarantee indebtedness; and

•	create liens.

Our revolving credit facility limits the ability of SBA, among other things, to:

•	incur additional indebtedness;

•	make certain capital expenditures;

•	guarantee obligations, other than SBA’s guarantee of the notes;

•	create or allow liens on assets, other than liens securing the notes;

•	make investments, loans or advances;

•	pay dividends, make distributions and undertake stock and other equity interest buybacks;

•	make certain acquisitions;

•	engage in mergers, consolidations or sales of assets;

•	use proceeds of the revolving credit facility for certain purposes;

•	enter into certain lease obligations;

•	enter into transactions with affiliates on non-arms’ length terms;

•	sell or securitize receivables;

•	make certain payments on subordinated indebtedness; or

•	create or acquire subsidiaries.

In addition, our revolving credit facility requires SBA to:

•	maintain a tangible effective net worth of not less than $25.0 million (tested quarterly);

•	maintain a ratio of senior debt to tangible effective net worth of not more than 2.5 to 1.0 (tested quarterly); and

•	maintain, for each fiscal year, net income of not less than $0.

As a result of these covenants and restrictions, we are limited in how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We may not be able to maintain compliance with these covenants in the future and, if we fail to do so, we may not be able to obtain waivers from the lenders and/or amend the covenants.

In addition, in early 2005 we were in default under covenants in our then existing senior secured credit facility as a result of the timing of a capital expenditure and maintaining excess cash balances at our foreign subsidiaries. We obtained waivers to avoid continuing to be in default under the facility. We may be required to seek similar or other waivers under our revolving credit facility or any replacement facility in the future and we may not be able to obtain them on terms acceptable to us or at all. If we fail to obtain such waivers or a replacement facility, we may not have resources sufficient to meet our anticipated debt service requirements, capital expenditures and working capital needs.

Our failure to comply with the restrictive covenants described above could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our results of operations and our financial condition. If we default under any of these agreements, we may not be able to make payments on the notes.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. Our assets or cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

The notes are effectively subordinated to our and our guarantors’ indebtedness under our revolving credit facility to the extent of the value of the property securing such indebtedness.

The notes and the guarantees are effectively subordinated to our and our guarantors’ indebtedness under our revolving credit facility to the extent the value of the assets and proceeds therefrom secure that debt on a first-priority basis. The effect of this subordination is that upon a default in payment on, or the acceleration of, any indebtedness under our revolving credit facility, or in the event of our, or our guarantors’, bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding, the proceeds from the sale of such property will be available to pay obligations on the notes only after all indebtedness under our revolving credit facility has been paid in full.

The notes are effectively subordinated to the indebtedness of our foreign subsidiaries.

Our foreign subsidiaries do not guarantee our obligations under the notes. Accordingly, claims of creditors of our foreign subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness or guarantees issued by our foreign subsidiaries, generally have effective priority with respect to the assets and earnings of such subsidiaries over the claims of the holders of the notes, even if the obligations of such subsidiaries do not constitute senior indebtedness. In the year ended December 31, 2005, our consolidated revenue generated by our foreign subsidiaries was $469.9 million. As of December 31, 2005, the total assets and liabilities (excluding intercompany trade payables and receivables) of our foreign subsidiaries equaled $132.2 million and $106.6 million, respectively.

One of the guarantors of the notes has guaranteed significant amounts of our foreign subsidiaries’ debt.

Intcomex Holdings, LLC, our direct subsidiary, has issued a number of guarantees of our foreign subsidiaries’ trade payables and financial indebtedness. As of December 31, 2005, the amount of such foreign subsidiary trade payables and financial indebtedness benefiting from a guarantee by Intcomex Holdings, LLC amounted to $44.9 million. The terms of these guarantees generally allow the beneficiary to proceed under the guarantee against Intcomex Holdings, LLC without first proceeding against the direct obligor. To the extent that the noteholders’ claims against Intcomex Holdings, LLC exceed the value of the collateral pledged by Intcomex Holdings, LLC as security for its obligations under the notes, such claims will rank pari passu with the claims of the beneficiaries of such guarantees of foreign subsidiary indebtedness issued by Intcomex Holdings, LLC.

The lien-ranking agreements entered into in connection with the indenture limit the rights of holders of the notes and their control with respect to the collateral securing the notes.

The notes are secured on a second priority basis by all of the collateral pledged by us and the guarantors to secure our revolving credit facility and any other indebtedness we incur that is secured by first priority liens on our assets. Pursuant to an intercreditor agreement entered into among us and the collateral agents under the security agreements governing our first and second priority liens, at any time the obligations that have the benefit of the first priority liens are outstanding, any action that may be taken in respect of the collateral, including the commencement and control of enforcement proceedings against the collateral and any amendment to or waiver of past default under the collateral documents, will be at the direction of the holders of the obligations secured by the first priority liens. Therefore, creditors with first priority liens on our assets control substantially all matters related to the collateral securing the first priority liens and the notes, even if the rights of the holders of the notes are adversely affected.

Furthermore, subject to certain exceptions, the security documents allow us and our subsidiaries to remain in possession of, retain exclusive control over, to freely operate, and to collect, invest and dispose of any income from, the collateral securing the notes. In addition, to the extent we sell any assets that constitute collateral, the proceeds from such sale will be subject to the second priority lien securing the notes only to the extent such proceeds would otherwise constitute “collateral” securing the notes under the security documents. To the extent the proceeds from any such sale of collateral do not constitute “collateral” under the security documents, the pool of assets securing the notes would be reduced and the notes would not be secured by such proceeds. For instance, if we sell any of our domestic assets which constitute collateral securing the notes and, with the proceeds from such sale, purchase assets in Latin America that we transfer to one of our foreign subsidiaries, the holders of the notes would not receive a security interest in the assets purchased in Latin America and transferred to that foreign subsidiary because the pool of assets which constitutes collateral securing the notes under the security documents excludes assets owned by our foreign subsidiaries.

Rights of holders of notes in the collateral may be adversely affected by the failure to perfect security interests.

The security interest in the collateral securing the notes includes certain of our and our guarantors’ assets, both tangible and intangible, including assets now owned and assets acquired or arising in the future. Applicable law requires that security interests in certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the collateral agent will monitor, or that we will inform the collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after acquired collateral. The collateral agent for the notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interests therein. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the notes against third parties.

In addition, the collateral securing the notes is subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by the lenders under our revolving credit facility and other holders of first priority claims in the collateral from time to time, whether on or after the date the notes are issued. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the collateral securing the notes as well as the ability of the collateral agent to realize or foreclose on such collateral.

Certain of our assets and the assets of the guarantors may be subject to existing liens, and may become subject to certain future liens, that will take priority over the liens securing the notes.

The indenture governing the notes permits certain existing and future prior liens on the collateral securing the notes. To the extent that holders of other secured indebtedness or other third parties enjoy liens (including statutory liens), whether or not permitted by the indenture, these holders or third parties may have rights and remedies with respect to the collateral securing the notes that, if exercised, could reduce the proceeds available to satisfy the obligations under the notes.

The collateral is subject to casualty risks.

We are obligated under the security documents to maintain adequate insurance or otherwise insure against hazards to the extent done by companies operating businesses of a similar nature in the same or similar localities. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. As a result, the insurance proceeds may not compensate us fully for our losses. If there is a total or partial loss of any of the collateral, any insurance proceeds received by us may not be sufficient to satisfy our secured obligations, including the notes.

If there is a default, the value of the collateral may not be sufficient to repay both the first priority creditors and the holders of the notes.

The holders of the notes will not receive any proceeds from the sale of collateral unless and until all obligations under our revolving credit facility and any other first priority lien debt are repaid in full. Therefore, if there is a default and foreclosure on the collateral, the proceeds from the sale of collateral may not be sufficient to satisfy our obligations under the notes. The security interest in collateral owned by the guarantors will only secure obligations with respect to the guaranteed amount of notes. Any obligations of the performance and payment with respect to the amount of notes in excess of the guaranteed amount of notes only will be secured by that collateral (if any) which is owned directly by us.

The value of the collateral and the amount to be received upon a sale of the collateral will depend on many factors, including, among others:

•	the condition of the collateral;

•	our ability to sell the collateral as part of an operating business and in an orderly manner;

•	the condition of our industry and the availability of buyers; and

•	the condition of international, national and local economies.

The book value of the collateral should not be relied on as a measure of realizable value for such assets. By its nature, some of the collateral may be illiquid while some may have little or no readily ascertainable market value. In addition, a portion of the collateral includes assets that may only be usable, and thus retain value, as part of our existing operating businesses.

Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.

The right of the collateral agent for the notes to repossess and dispose of the collateral securing the notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent for the notes, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents, or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.”

The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and when the court in its discretion determines that there has been a diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.”

Furthermore, if the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes and any other obligations secured by such collateral, the holders of the notes and such other obligations would hold secured claims to the extent of the value of the collateral securing such claims and would hold unsecured claims with respect to any shortfall. Also, applicable federal bankruptcy laws do not permit the payment and/or accrual of post-petition interest, costs and attorneys’ fees during a debtor’s bankruptcy case unless the claims are oversecured or the debtor is solvent at the time of reorganization.

In addition, any future pledge of collateral in favor of the collateral agent might be avoidable by the pledgor (as debtor in possession) or by its collateral agent in bankruptcy or other third parties if certain events or circumstances exist or occur, including, among others, if the pledge or granting of the security interest is deemed a fraudulent conveyance or the pledgor is insolvent at the time of the pledge or granting of the security interest or the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge or, in certain circumstances, a longer period.

The capital stock securing the notes will in certain circumstances be released automatically from the second priority lien and no longer be deemed to be collateral to the extent the pledge of such capital stock would require the filing of separate financial statements for any of our subsidiaries with the SEC.

The indenture governing the notes and the security documents provide that, in the event that Rule 3-16 of Regulation S-X under the Securities Act (or any successor regulation) requires the filing with the SEC of separate financial statements of any of our subsidiaries the capital stock of which is pledged as collateral securing the notes, the portion (or, if necessary, all) of such capital stock necessary to eliminate such filing requirement will automatically be deemed released and not to have been part of the collateral securing the notes. In such event, we and the trustee will amend or modify the security documents without the consent of any holder of the notes to the extent necessary to evidence such release. As a result, holders of the notes could lose all or a portion of their security interest in the capital stock.

The Rule 3-16 requirement to file with the SEC separate financial statements of a subsidiary is triggered if the aggregate principal amount, par value, or book value of the capital stock as carried by the registrant, or the market value of such capital stock, whichever is greatest, equals 20 percent or more of the principal amount of the notes. For example, our management estimates that the greatest of such values for the capital stock of SBA and IXLA Holdings that would be pledged but for the Rule 3-16 release was between $92.0 million and $131.0 million in the case of SBA and was between $82.2 million and $119.1 million in the case of IXLA Holdings, in each case as of December 31, 2005. Any pledge of the capital stock of any of our subsidiaries is automatically released to the extent the value of the capital stock of any individual subsidiary subject to the pledge is in excess of 20 percent of the principal amount of the notes, or $24 million as of the date of this prospectus. Any increase in value of the capital stock of our subsidiaries may lead to further releases of capital stock from the collateral securing the notes.

Federal and state statutes allow courts, under specific circumstances, to void the guarantees and the liens securing the guarantees and require noteholders to return payments received from us or the guarantors. If that occurs, you may not receive any payments on the notes.

Our issuance of the notes, the issuance of the guarantees by the guarantors and the grant of the second priority liens may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws the payment of consideration will be a fraudulent conveyance if (i) we paid the consideration with the intent of hindering, delaying or defrauding creditors or (ii) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of (ii) only, one of the following is true:

•	we or any of the guarantors were or was insolvent, or rendered insolvent, by reason of such transactions;

•	paying the consideration left us or any of the guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of the guarantors intended to, or believed that we or it would, be unable to pay debts as they matured.

If a court were to find that the issuance of the notes, a guarantee or a second priority lien was a fraudulent conveyance, the court could avoid the payment obligations under the notes, such guarantee or such second priority lien or subordinate the notes, such guarantee or such second priority lien to presently existing and future indebtedness of us or of such guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes.

Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its liabilities (contingent or otherwise) was greater than the fair value of all its assets;

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its existing debts and liabilities as they become due;

•	it cannot pay its debts as they become due; or

•	it had at such time an unreasonably small amount of capital with which to conduct its business.

On the basis of historical financial information, recent operating history and other factors, we believe that, after giving effect to the indebtedness incurred in this offering and our revolving credit facility and the application of the proceeds therefrom, we are not insolvent, we are neither engaged nor about to engage in a business or transaction for which our remaining assets constitute unreasonably small capital, and we do not intend to incur, or believe that we will incur, obligations beyond our ability to pay as those obligations mature. We cannot predict what standard a court would apply in making such determinations or whether that court would agree with our conclusions in this regard.

We may not be able to finance a change of control offer required by the indenture.

Upon a change of control, as defined under the indenture governing the notes, you will have the right to require us to offer to purchase all of the notes then outstanding at a price equal to 101% of the principal amount of the notes plus accrued interest. In order to obtain sufficient funds to pay the purchase price of the outstanding notes, we expect that we would have to refinance the notes. We may not be able to refinance the notes on reasonable terms, if at all. Our failure to offer to purchase all outstanding notes or to purchase all validly tendered notes would be an event of default under the indenture. Such an event of default may cause the acceleration of other debt that may be senior to, or rank equally with, the notes, such as debt under our revolving credit facility. Our future debt also may contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control under the indenture.

There is no established trading market for the notes, and holders of the exchange notes may not be able to sell the notes at the price that the holders paid or at all.

The exchange notes will constitute a new issue of securities and there is no established trading market for the exchange notes. We do not intend to apply for the exchange notes or any exchange notes to be listed on any securities exchange or to arrange for any quotation on any automated dealer quotation systems. Holders of the exchange notes may not be able to sell their exchange notes at a particular time and the prices that such holders receive when they sell the notes may not be equal to or more than the prices they paid for the exchange notes. If an active market does not develop or is not maintained, the market price and liquidity of the exchange notes may be adversely affected. Future trading prices of the exchange notes will depend on many factors, including:

•	our operating performance and financial condition;

•	ratings of our debt published by credit ratings agencies;

•	the level, direction and volatility of market interest rates generally;

•	the time remaining to maturity of the notes;

•	the liquidity of the notes generally;

•	the market for similar securities; and

•	general economic and political conditions.

In addition, purchasers of $10 million principal amount of notes, who are purchasing such notes with the proceeds received by them from the repurchase of their seller notes, have agreed not to sell or otherwise transfer such notes until August 25, 2006, which may further affect the liquidity of the market for the notes.

THE EXCHANGE OFFER

The following is a summary of certain provisions of the exchange and registration rights agreement dated August 25, 2005 among Intcomex, Inc., the guarantors named therein, Banc of America Securities LLC, UBS Securities LLC and Comerica Securities, Inc., as initial purchasers of the initial notes. We refer to this agreement as the registration rights agreement.

The statements in this section of the registration statement relating to the registration rights agreement are summaries and are not a complete description of the registration rights agreement. We urge you to read the registration rights agreement because it, and not this description, defines your rights with respect to the exchange offer and the obligations of Intcomex, Inc. and the note guarantors. A copy of the registration rights agreement is filed as an exhibit to this registration statement, of which this prospectus is a part, and can be obtained in the manner set forth under “Where You Can Find More Information.”

Terms of the Exchange Offer

In connection with the issuance of the initial notes pursuant to the Purchase Agreement dated as of August 25, 2005 among Intcomex, Inc., the guarantors named therein and Banc of America Securities LLC, UBS Securities LLC and Comerica Securities, Inc., as initial purchasers, the initial purchasers of the initial notes and their respective assignees became entitled to the benefits of the registration rights agreement.

The registration rights agreement requires Intcomex, Inc. and the note guarantors, which we refer to collectively in this section as the issuers, to file a registration statement, of which this prospectus is a part, for a registered exchange offer relating to an issue of exchange notes identical in all material respects to the initial notes but containing no restrictive legends. Under the registration rights agreement, the issuers are required to:

•	file the exchange offer registration statement with the SEC on or prior to May 15, 2006;

•	use commercially reasonable best efforts to cause the exchange offer registration statement to become effective under the Securities Act within 120 days after the filing;

•	keep the exchange offer open for at least thirty days (or longer if required by applicable law) after the date that notice of the exchange offer is mailed to holders; and

•	consummate the exchange offer on or prior to the 45th day following the effectiveness of the exchange offer registration statement.

The exchange offer that this prospectus describes, if commenced and consummated within the time periods described above, will satisfy those requirements under the registration rights agreement.

We will accept for exchange all initial notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date (as defined below). We will issue exchange notes for an equal principal amount of outstanding initial notes accepted in the exchange offer. Holders may tender initial notes only in minimum denominations at $5,000 and integral multiples of $1,000 in excess thereafter. The exchange offer is not conditioned upon the tender of any minimum principal amount of initial notes. Our obligation to accept initial notes for exchange is, however, subject to certain conditions as set forth herein under “—Conditions.”

Initial notes will be deemed accepted when, as and if we have given written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of initial notes for the purposes of receiving the exchange notes and delivering them to the holders.

Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to other issuers, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by each holder without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the holder is not a broker-dealer that acquires the initial notes directly from the issuers for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act;

•	the holder is not an affiliate of either of the issuers, as that term is defined in Rule 405 under the Securities Act; and

•	the exchange notes are acquired in the ordinary course of the holder’s business and the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes and has no arrangement or understanding with any person to participate in a distribution of the exchange notes.

By tendering the initial notes in exchange for exchange notes, each holder, other than a broker-dealer, will represent that:

•	any exchange notes acquired in exchange for initial notes tendered are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not such person is the holder of the initial notes;

•	at the time of the commencement or consummation of the exchange offer, neither the holder of the initial notes nor any such other person has an arrangement or understanding with any person to participate in the distribution of the exchange notes in violation of the provisions of the Securities Act;

•	neither the holder of the initial notes nor any such other person is an affiliate of Intcomex, Inc.; and

•	neither the holder of the initial notes nor any such other person is engaged in and intends to engage in a distribution of the exchange notes.

If a holder of initial notes is engaged in or intends to engage in a distribution of the exchange notes or has any arrangement or understanding with any person with respect to the distribution of the exchange notes to be acquired pursuant to the exchange offer, the holder may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in the exchange offer must represent that it acquired the initial notes as a result of market making activities or other trading activities and must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes with the information set forth in the registration rights agreement. The accompanying letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. In order to satisfy the prospectus delivery requirements of broker-dealers, we have agreed to use our commercially reasonable best efforts to keep the prospectus effective, as amended and supplemented, for up to 45 days from the date of consummation of the exchange offer. See “Plan of Distribution.”

In the event that any of the following occur:

•	because of any change in law or in currently prevailing interpretations of the staff of the SEC, the issuers are not permitted to effect the exchange offer;

•	the initial purchasers or any holder of private exchange notes received in exchange for initial notes that are part of an unsold allotment of the initial distributor so requests in writing to the issuers at any time prior to the tenth day following the consummation of the exchange offer; or

•	in the case of any holder that participates in the exchange offer, such holder does not receive exchange notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of the issuers within the meaning of the Securities Act) and so notifies the issuer within thirty days after such holder first becomes aware of such restrictions;

then the issuer and the note guarantors shall promptly deliver to the holders and the trustee written notice thereof and use their commercially reasonable best efforts to file with the SEC, at the earliest of (i) the 60th day after the delivery of the notice or request described above and (ii) the 180th day after which the issuer determines it is not required to file an exchange offer registration statement, but in no event earlier than May 15, 2006, a shelf registration statement providing for the registration of certain transfer restricted notes, and the sale on a continuous or delayed basis by the holders of, all of such transfer restricted notes, who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement. The issuers shall use their commercially reasonable best efforts to cause the shelf registration statement be declared effective within 120 days after the filing deadline.

A holder that sells initial notes pursuant to the shelf registration statement generally must be named as a selling securityholder in the related prospectus and must deliver a prospectus to purchasers, because a seller will be subject to civil liability provisions under the Securities Act in connection with these sales. A seller of the initial notes also will be bound by applicable provisions of the registration rights agreement, including indemnification obligations. In addition, each holder of initial notes must deliver information to be used in connection with the shelf registration statement and provide comments on the shelf registration statement in order to have its initial notes included in the shelf registration statement and benefit from the provisions regarding any liquidated damages in the registration rights agreement.

Additional Interest Under Certain Circumstances

Under the registration rights agreement, we must pay additional interest to the holders of notes benefiting from the registration provisions of the registration rights agreement in the event of any of the following registration defaults:

•	the exchange registration statement or the shelf registration statement is not filed with the SEC on or prior to the filing deadline;

•	the exchange registration statement or the shelf registration statement is not declared effective by the SEC on or prior to the 120th day after the filing deadline;

•	the exchange offer has not been completed on or prior to the 45th day after the date of effectiveness of the exchange registration statement; or

•	a shelf registration statement that is declared effective shall thereafter cease to be effective (at any time that the issuers and the notes guarantors are obligated to maintain the effectiveness thereof).

During the period of one or more such registration defaults, the issuers will be obligated to pay additional interest, in addition to the interest that would otherwise accrue, on the notes benefiting from the registration provisions of the registration rights agreement, in an amount equal to:

(1) 0.25% per annum for the first 90 days of registration default;

(2) 0.50% per annum for the second 90 days of such registration default;

(3) 0.75% per annum for the third 90 days of such registration default; and

(4) 1.00% per annum thereafter.

Registration defaults may be deemed cured when, as applicable:

•	the exchange offer or shelf registration statement is filed;

•	the exchange offer or shelf registration statement is declared effective;

•	the exchange offer is completed; or

•	the registration statement again becomes effective.

Holders who do not tender their initial notes before the expiration of the exchange offer will not, subject to limited exceptions, be entitled to exchange these untendered initial notes for exchange notes. Holders of initial notes will not be able to offer or sell their initial notes, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws, unless the initial notes are subsequently registered under the Securities Act. Subject to limited exceptions, the issuers will have no obligation to register the initial notes.

Expiration Date; Extensions; Amendments; Termination

The term “expiration date” shall mean                     , 2006, unless the exchange offer is extended, in which case the term “expiration date” shall mean the latest date to which the exchange offer is extended. Upon the occurrence of the expiration date, we will promptly accept validly tendered initial notes for exchange and return any initial notes that are not so accepted for any reason.

In order to extend the expiration date, the issuers will notify the exchange agent of any extension by written notice and may notify the holders of the initial notes by means of a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any initial notes by extending the exchange offer;

•	to extend the exchange offer or to terminate the exchange offer and to refuse to accept initial notes not previously accepted if any of the conditions set forth below under “—Conditions” have not been satisfied, by giving oral or written notice of such extension or termination to the exchange agent; or

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by public announcement and/or oral or written notice thereof to the registered holders of initial notes and will include disclosure of the approximate number of initial notes deposited to date. If we amend the exchange offer in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of initial notes of such amendment, and we will extend the exchange offer, in accordance with applicable rules of the SEC and published interpretations of the SEC staff, for a period of five business days after notice of such change, if the exchange offer would otherwise expire during such five business day period.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Interest on the Exchange Notes

The exchange notes will accrue interest payable in cash at 11 3/4% per annum, from:

•	the last interest payment date on which interest was paid on the initial notes surrendered in exchange therefor; or

•	if the initial notes are surrendered for exchange on a date subsequent to the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment.

Procedures for Tendering

In order to tender initial notes in the exchange offer, a holder must complete one of the procedures described below.

•	The holder must cause The Depository Trust Company, or DTC, to deliver to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, a confirmation that such holder’s initial notes have been transferred from the account of a DTC participant to the exchange agent’s account at DTC. The confirmation should include a message stating that DTC has received express acknowledgment from such DTC participant that it has received, and agrees to be bound by, the terms of the accompanying letter of transmittal and that the issuers may enforce such agreement against such DTC participant;

•	The holder must complete, sign and date the letter of transmittal or a facsimile of it, have the signature guaranteed, if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or facsimile of it, together with certificates for the initial notes being tendered, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date; or

•	The holder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery Procedures.”

The method of delivery of initial notes, letters of transmittal and all other required documents is at the election and risk of the holders. In the case of any tender of certificated notes, we recommend that holders use an overnight or hand-delivery service rather than tendering by mail. If a holder does deliver by mail, we recommend using registered mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or initial notes should be sent to the issuers.

Holders of initial notes may also request that their respective brokers, dealers, commercial banks, trust companies or nominees tender initial notes for them.

The tender by a holder of initial notes will constitute an agreement between such holder and the issuers in accordance with the terms and subject to the conditions set forth here and in the accompanying letter of transmittal.

Only a holder of initial notes may tender the initial notes in the exchange offer. The term “holder” for this purpose means any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

Any beneficial owner whose initial notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on his or her behalf. If the beneficial owner wishes to tender on his or her own behalf, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering his or her initial notes, either make appropriate arrangements to register ownership of the initial notes in such beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signature Requirements and Signature Guarantees

Except in the two situations described below, signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

Signature guarantees are not required if the initial notes are tendered:

•	by a registered holder of the initial notes or a DTC participant whose name appears on the security position listing as holder, in either case who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and the exchange notes are being issued directly to such registered holder or are being deposited into such DTC participant’s account at DTC, as applicable; or

•	for the account of an eligible guarantor institution.

Validity, Form, Eligibility and Acceptance of Tendered Initial Notes

All questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of the tendered initial notes will be determined by the issuers in their sole discretion, which determination will be final and binding. The issuers reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in the opinion of the issuers or their counsel, be unlawful. The issuers also reserve the absolute right to waive any conditions of the exchange offer or irregularities or defects in tender as to particular initial notes. The issuers’ interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as the issuers shall determine. Neither the issuers, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of initial notes, nor shall any of them incur any liability for failure to give such notification. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. Any initial notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holders of such initial notes, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, the issuers reserve the right in their sole discretion, subject to the provisions of the indenture relating to the initial notes and the exchange notes, to:

•	purchase or make offers for any initial notes that remain outstanding subsequent to the expiration date or, terminate the exchange offer in accordance with the terms of the registration rights agreement; and

•	to the extent permitted by applicable law, purchase initial notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the exchange offer.

Guaranteed Delivery Procedures

If a registered holder of initial notes desires to tender initial notes but cannot complete the procedures for tendering described above in a timely manner, such holder may tender initial notes by causing an “eligible guarantor” institution, within the meaning of Rule 17Ad-15 under the Exchange Act, to mail or otherwise deliver to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, a properly completed and duly signed notice of guaranteed delivery and letter of transmittal, substantially in the form accompanying this prospectus. Such notice of guaranteed delivery must:

•	set forth the registered holder’s name and address, the certificate number or numbers of the initial notes being tendered, if available, and the principal amount of the initial notes being tendered;

•	state that the tender is being made by an eligible guarantor institution; and

•

guarantee that, within three New York Stock Exchange trading days after the expiration date, the eligible guarantor institution will deposit with the exchange agent either a confirmation that the initial notes being tendered have been transferred from the account of a DTC participant to the exchange agent’s account at DTC and any other documents required by the letter of transmittal or certificates for the initial notes being tendered in proper form for transfer, and any other documents required by the letter of transmittal.

Any such tender will be valid if, within three New York Stock Exchange trading days after the Expiration Date, the eligible guarantor institution makes such deposit as guaranteed.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

After all of the conditions to the exchange offer have been satisfied or waived, all initial notes validly tendered will be accepted and the exchange notes will be issued promptly after the expiration date. See “—Conditions” below. For purposes of the exchange offer, initial notes shall be deemed to have been accepted as validly tendered for exchange when, as and if the issuers have given written notice thereof to the exchange agent.

In all cases, issuance of exchange notes for initial notes that are accepted for exchange pursuant to the exchange offer will be made only after the exchange agent’s timely receipt of:

•	certificates for such initial notes or a timely confirmation of a book-entry transfer of such initial notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal; and

•	all other required documents required by the letter of transmittal.

If any tendered initial notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, such unaccepted initial notes will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer. In the case of initial notes tendered by the book-entry transfer procedures described below, the non-exchanged initial notes will be credited to an account maintained with DTC.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the initial notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a DTC participant may make book-entry delivery of initial notes by causing DTC to transfer such initial notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. However, although delivery of initial notes may be effected through book-entry transfer into the exchange agent’s account at DTC, a confirmation of book-entry transfer or the letter of transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at one of the addresses set forth below under “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with. Delivery of documents to DTC does not constitute delivery to the exchange agent. All references in this prospectus to deposit of initial notes shall be deemed to include DTC’s book-entry delivery method.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of initial notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

A holder may withdraw initial notes it has tendered in the exchange offer by delivering a written notice of withdrawal to the exchange agent prior to 5:00 p.m., New York City time on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person that tendered the initial notes to be withdrawn;

•	identify the initial notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of such initial notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such initial notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee with respect to the initial notes to register the transfer of such initial notes into the name of the person withdrawing the tender;

•	specify the name in which any such initial notes are to be registered, if different from that of the person that deposited them initially; and

•	if the initial notes have been tendered pursuant to the book-entry procedures, specify the name and number of the DTC participant’s account at DTC to be credited, if different than that of the person withdrawing the tender.

The issuers will determine all questions as to the validity, form and eligibility and time of receipt of such notices, which shall be final and binding on all parties. Any initial notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn initial notes may be re-tendered by following one of the procedures described under “—Procedures for Tendering” and “—Book-Entry Transfer” above at any time on or prior to the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, initial notes will not be required to be accepted for exchange, nor will exchange notes be issued in exchange for any initial notes, and the issuers may terminate or amend the exchange offer as provided herein before the expiration of the exchange offer, if:

•	the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC;

•	an action or proceeding is instituted or threatened in any court or by any governmental agency that might materially impair the issuers’ ability to proceed with the exchange offer, or a material adverse development has occurred in any existing action or proceeding with respect to the issuers; or

•	not all government approvals that the issuers deem necessary for the consummation of the exchange offer have been obtained.

The issuers have no obligation to, and will not knowingly, permit acceptance of tenders of initial notes:

•	from affiliates of either of the issuers within the meaning of Rule 405 under the Securities Act;

•	from any other holder or holders that are not eligible to participate in the exchange offer under applicable law or interpretations by the SEC; or

•	if the exchange notes to be received by such holder or holders of initial notes in the exchange offer, upon receipt, will not be tradable by such holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the “blue sky” or securities laws of substantially all of the states of the United States.

Accounting Treatment

The exchange notes will be recorded in our accounting records at the same carrying value as the initial notes, as reflected in the issuers’ accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the issuers. The costs associated with the exchange offer will be capitalized and amortized over the remaining term of the notes.

Exchange Agent

The Bank of New York has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal or notice of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Registered and Certified Mail:

The Bank of New York

Corporate Trust Operations

Reorganization Unit

101 Barclay Street, 7E

New York, New York 10286

Attn: Randolph Holder

By Overnight Courier or Regular Mail:

The Bank of New York

Corporate Trust Operations

Reorganization Unit

101 Barclay Street, 7E

New York, New York 10286

Attn: Randolph Holder

By Hand Delivery:

The Bank of New York

Corporate Trust Operations

Reorganization Unit

101 Barclay Street, 7E

New York, New York 10286

Attn: Randolph Holder

By Facsimile Transmission:

The Bank of New York

Reorganization Department

Attn: Randolph Holder

(212) 298-1915

Confirm by telephone:

(212) 815-5098

Telephone:

(212) 815-5098

Fees and Expenses

The issuers will pay the expenses of soliciting tenders under the exchange offer. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by officers and regular employees of the issuers.

The issuers will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. The issuers, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable documented out-of-pocket expenses in connection therewith. The issuers may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, the letter of transmittal and related documents to the beneficial owners of the initial notes and in handling or forwarding tenders for exchange.

The expenses to be incurred in connection with the exchange offer will be paid by the issuers, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and other related fees and expenses.

The issuers will pay all transfer taxes, if any, applicable to the exchange of initial notes pursuant to the exchange offer. If, however:

•	certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the initial notes tendered;

•	tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of initial notes pursuant to the exchange offer;

then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive initial notes in like principal amount, the terms of which are identical in all material respects to the exchange notes. The initial notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase in our indebtedness. We used the net proceeds from the sale of the initial notes of $120 million (1) to repay amounts outstanding under the term loans and revolving credit facility of the then existing senior secured credit facility, (2) to repay the principal and accrued interest on the subordinated notes we issued to certain of our current and former shareholders and to former shareholders of Centel, (3) to pay a dividend to shareholders, (4) to cover fees and expenses of the notes offering, (5) to pay a prepayment penalty on the then existing senior secured credit facility, and (6) for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2005. You should read the following information in conjunction with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements (together with the notes thereto) included elsewhere in this prospectus.

As of December 31, 2005
(dollars in millions)
Cash and cash equivalents	$13.0

Short-term debt
Lines of credit	5.4
Current maturities of long-term debt	0.3
Long-term debt
Revolving credit facility	—
Capital leases	0.4
11 3/4% Second Priority Senior Secured Notes (1)	118.9

Total debt	125.0

Shareholders’ equity	25.6

Total capitalization	$150.6

(1)	Net of discount.

SELECTED FINANCIAL INFORMATION AND OTHER DATA

The following tables present selected financial information and other data as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001. We derived the statement of operations and other data set forth below for the years ended December 31, 2005, 2004 and 2003, and the balance sheet data as of December 31, 2005 and 2004 from our audited consolidated financial statements (together with the notes thereto) included elsewhere in this prospectus. We derived the selected financial information and other data for the year ended December 31, 2002 and as of December 31, 2003 from our audited consolidated financial statements with respect to such date and period. The selected financial information and other data as of December 31, 2001 and 2002 and for the year ended December 31, 2001 are unaudited combined financial information and other data reflecting the combination of Intcomex Holdings, LLC, our direct subsidiary (which in turn is a direct or indirect parent of our operating subsidiaries), and a predecessor parent company of Intcomex Holdings, LLC, the derivation of which is described in footnote 1 to the table below.

You should read the following selected information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements (together with the notes thereto) included elsewhere in this prospectus.

	Year Ended December 31,
	2005(1)	2004	2003	2002	2001(2)
					(unaudited)
	(dollars in thousands except per share data and number of shares)
Statement of Operations Data:
Revenue	$716,440	$554,345	$418,330	$333,442	$324,133
Cost of revenue	642,737	495,536	371,262	295,200	288,466

Gross profit	73,703	58,809	47,068	38,242	35,667
Operating expenses	43,343	33,815	26,259	23,054	24,440

Operating income	30,360	24,994	20,809	15,188	11,227
Other (income) expense
Interest expense	16,805	3,429	465	2,546	1,239
Interest income	(456)	(153)	(179)	(930)	(724)
Other (income) expense	600	(196)	604	(967)	(295)
Foreign exchange (gain) loss, net	(1,407)	(986)	(1,338)	955	955

Total other (income) expense	15,542	2,094	(448)	1,604	1,175
Income before taxes, minority interest expense and extraordinary item	14,818	22,900	21,257	13,584	10,052
Income tax provision	2,755	6,417	5,844	3,465	3,109

Income before minority interest expense and extraordinary item	12,063	16,483	15,413	10,119	6,943
Minority interest expenses	—	314	667	1,174	376
Extraordinary (gain) loss	—	—	(541)	—	—

Net income	$12,063	$16,169	$15,287	$8,945	$6,567

Net income per common share (basic and diluted)	$119.28	$277.48	$408.69	$239.14	$175.56
Weighted average number of shares used in per share calculation (basic and diluted) (3)	101,133	58,270	37,405	37,405	37,405

	As of December 31,
	2005(1)		2004		2003		2002(2)		2001(2)
							(unaudited)		(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,964		$6,902		$12,454		$6,294		$4,409
Total assets	243,569		172,522		136,596		114,132		96,962
Total debt	125,041		70,045		10,327		12,301		14,208
Total shareholders’ equity	25,567		30,189		69,292		54,000		45,119

	Year Ended December 31,
	2005(1)		2004		2003		2002		2001(2)
							(unaudited)		(unaudited)
Other Data:
Ratio of earnings to fixed charges(4)	1.9	x	7.4	x	37.2	x	5.9	x	8.8	x
Cash dividends per common share	$197.76		$0.00		$0.00		$0.00		$0.00

(1)	The financial information and other data for the year ended December 31, 2005 include the financial information of Centel commencing on June 23, 2005, the date of its acquisition.
(2)	The financial information and other data as of December 31, 2001 and 2002 and for the year ended December 31, 2001 are unaudited combined financial information and other data reflecting the combination of: (i) Intcomex Holdings, LLC, our direct subsidiary (which in turn is a direct or indirect parent of our operating subsidiaries); and (ii) Holdco Caribbean LDC, a Cayman Islands company that was our former parent company and which was liquidated at the time of CVC International’s investment in our company. The combined financial information and other data as of December 31, 2001 and 2002 and for the year ended December 31, 2001 are derived from the audited financial statements of Intcomex Holdings, LLC (which financial statements were audited by Grant Thornton LLP (2001) and BDO Seidman, LLP (2002)) and the unaudited financial statements of Holdco Caribbean LDC, as of December 31, 2001 and 2002 and for the years ended December 31, 2001. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.
(3)	In 2004, the weighted average number of shares used in per share calculations reflects the impact of recapitalization of our company as of August 31, 2004. In 2005, the weighted average number of shares used in per share calculations reflects the issuance of 2,182 common shares to the sellers of Centel in connection with the acquisition of Centel on June 23, 2005.
(4)	For purposes of calculating the ratio of earnings to fixed charges, (i) earnings is defined as income before income taxes plus fixed charges and (ii) fixed charges is defined as interest expense (including capitalized interest and amortization of debt issuance costs) and the portion of operating rental expense which management believes would be representative of the interest component of rental expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements (including the notes thereto) and the other financial information appearing elsewhere in this registration statement. In addition, this discussion contains forward-looking statements regarding expected operating results, liquidity, capital requirements and other matters, each of which involves numerous risks and uncertainties including, but not limited to, those described in the “Forward Looking Statements” and “Risk Factors” sections of this registration statement. Our results may differ materially from those contained in any forward-looking statements.

Overview

We are a leading, United States-based value-added distributor of IT products to Latin America and the Caribbean. We distribute computer components, peripherals, software, computer systems, accessories, networking products and digital consumer electronics to more than 32,000 customers in 45 countries. We offer single source purchasing to our customers by providing an in-stock selection of more than 4,800 products from over 220 vendors, including the world’s leading IT product manufacturers. We believe that we are the second largest IT distributor in Latin American and the Caribbean based upon revenues and we believe we have the broadest in-country presence of any distributor of IT products to Latin America and the Caribbean. From our headquarters and main distribution center in Miami, we support a network of 23 sales and distribution operations in 13 countries throughout Latin America and the Caribbean.

The following events and developments have a significant impact on our financial condition and results of operations:

•	Impact of price competition and vendor terms and conditions on margins. Historically, our gross profit margins have been impacted by price competition, as well as changes to vendor terms and conditions, including, but not limited to, reductions in product rebates and incentives, our ability to return inventory to manufacturers, and the time periods during which vendors provide price protection. We expect these competitive pricing pressures and modifications to vendor terms and conditions to continue into the foreseeable future. We continuously refine our pricing strategy, inventory management processes and systems and manufacturer programs to attempt to mitigate these competitive pressures.

•	Macroeconomic trends and increased penetration of IT products. Since 2003, the Latin American and Caribbean economies have benefited from relatively high levels of economic growth, which we believe have had a positive impact on overall demand for IT products. In particular, we have continued to benefit from rapid growth in PC penetration rates and internet penetration rates. See “Our Industry.” Spending on IT products in Latin America grew 8.0% per year on average for the period 1994 to 2004.

•	Shift in revenue to in-country operations. One of our strategies is to expand the geographic presence of our in-country operations and to continue to grow our in-country revenue, where we believe we can achieve higher gross margins than our Miami operations. Miami gross margins are generally lower than in-country gross margins because Miami is a more competitive market and because Miami’s customers, who are primarily other Miami-based IT distributors or large IT distributors and resellers located in Latin American or Caribbean markets, have larger average order quantities than customers of our in-country segment and as a result benefit from lower average prices. In-country revenue grew by 26.8% annually between 2001 and 2005, compared to growth in Miami revenue of 14.8% annually over the same period. In-country revenue accounted for 65.6% of consolidated revenue for the year ended December 31, 2005, compared to 63.8% and 62.1% of consolidated revenue for the years ended December 31, 2004 and December 31, 2003, respectively. This growth in our in-country operations reflects in part the growth in local market share generated by our four distribution centers (El Salvador, Ecuador, Costa Rica and Jamaica) that were opened during the year ended December 31, 2000 and the Buenos Aires, Argentina distribution center that was opened in September 2003. Our acquisition of Centel in Mexico in 2005 has further expanded our in-country presence.

•	Increased levels of indebtedness. In connection with the investment by CVC International in our company in August 2004 and our acquisition of Centel, we borrowed under our former senior secured credit facility and issued subordinated notes to certain of our current and former shareholders and former shareholders of Centel, increasing our leverage and our interest expense. Also, in August 2005, we issued $120 million of senior secured notes. Our interest expense was $16.8 million for the year ended December 31, 2005, as compared to $3.4 million for the year ended December 31, 2004 and $0.5 million for the year ended December 31, 2003. Our long-term debt, net of current portion, was $119.3 million at December 31, 2005, as compared to $56.8 million at December 31, 2004 and $8.0 million at December 31, 2003. We do not expect our level of indebtedness and our interest expense to increase as a result of the exchange.

•	Centel acquisition. On June 23, 2005, we acquired all of the outstanding shares of Centel for $14.0 million in cash, $3.0 million in non-voting common shares and $2.8 million in seller notes, representing aggregate consideration of $19.8 million. We believe that Centel is the third largest distributor of IT products in Mexico. For the year ended December 31, 2005, Centel had revenue of $89.3 million and net income of $3.6 million.

Results of Operations

We report our business in two segments based upon geographic location: in-country and Miami. The in-country segment includes revenue from our in-country sales and distribution centers, which have been aggregated since they have similar economic characteristics. The Miami segment includes revenue from our Miami headquarters, including sales from Miami to our in-country sales and distribution centers and to resellers and distributors that may be located in countries where we have in-country operations.

Comparison of Year Ended December 31, 2005 Versus Year Ended December 31, 2004 and of Year Ended December 31, 2004 Versus Year Ended December 31, 2003

The following table sets forth line items of our consolidated statement of operations as a percentage of revenue for each of the years in the three-year period ended December 31, 2005:

	Percentage of Revenue
	Year ended December 31,
	2005	2004	2003
Revenue	100.0%	100.0%	100.0%
Cost of revenue	89.7%	89.4%	88.7%
Gross profit	10.3%	10.6%	11.3%
Operating expenses	6.0%	6.1%	6.3%
Operating income	4.2%	4.5%	5.0%
Income before taxes	2.1%	4.1%	5.1%
Income tax provision	0.4%	1.2%	1.4%
Net Income	1.7%	2.9%	3.7%

Revenue

For the year ended December 31, 2005, revenue increased to $716.4 million from $554.3 million for the year ended December 31, 2004, an increase of 29.2%. The increase in revenue was due mainly to greater demand for central processing units, or CPUs, hard disk drives and monitors and $49.7 million in revenue contributed by Centel since the date of its acquisition. In-country revenue increased to $469.9 million for the year ended December 31, 2005 from $353.5 million for the year ended December 31, 2004, representing an increase of 32.9%. This in-country revenue growth was driven mainly by increased sales of CPUs, hard disk drives, notebooks and monitors primarily in Argentina, Chile, Costa Rica, Ecuador, Guatemala and Peru and by $49.7 million in revenue contributed by Centel since the date of its acquisition. Our in-country revenue accounted for 65.6% of total revenue for the year ended December 31, 2005, compared to 63.8% of total revenue for the year ended December 31, 2004. Miami revenue (net of sales to our in-country operations) increased to $246.6 million for the year ended December 31, 2005 from $200.9 million for the year ended December 31, 2004, an increase of 22.7%. This increase was the result of increased sale volume of CPUs and hard disk drives.

For the year ended December 31, 2004, revenue increased to $554.3 million from $418.3 million for the year ended December 31, 2003, an increase of 32.5%. This growth was due mainly to a 35.8% increase in component sales, a 44.9% increase in peripheral sales and an 11.7% increase in software sales. In-country revenue increased to $353.5 million for the year ended December 31, 2004 from $259.6 million for the year ended December 31, 2003, representing an increase of 36.2%. This in-country revenue growth was attributable mainly to our operations in Argentina, Chile, Peru and Ecuador where we experienced annual revenue growth of 456.3%, 29.1%, 39.5% and 48.5%, respectively. Our in-country revenue accounted for 63.8% of total revenue in the year ended December 31, 2004, compared to 62.1% of total revenue for the year ended December 31, 2003. Miami revenue (net of sales to our in-country operations) increased to $200.9 million for the year ended December 31, 2004 from $158.7 million for the year ended December 31, 2003, an increase of 26.6%. This increase was the result of increased sale volume of CPUs and hard disk drives.

Gross Profit

For the year ended December 31, 2005, gross profit increased to $73.7 million from $58.8 million for the year ended December 31, 2004, an increase of 25.3%. This growth was due mainly to the increased sales volume of our in-country operations and the gross profit of $5.3 million contributed by Centel from the date of its acquisition. Consolidated gross margin declined slightly to 10.3% for the year ended December 31, 2005 from 10.6% for the year ended December 31, 2004, due to the increased volume of sales of lower-margin CPUs and memory and hard disk drive products. In-country gross profit increased to $45.0 million for the year ended December 31, 2005 from $36.8 million for the year ended December 31, 2004, an increase of 22.3%. The increase in in-country gross profit was primarily attributable to the growth in sales in Argentina, Chile and Guatemala, improved margins in Costa Rica and Jamaica and the $5.3 million in gross profit contributed by Centel from the date of its acquisition. Miami gross profit increased to $28.7 million for the year ended December 31, 2005 from $22.0 million for the year ended December 31, 2004, an increase of 30.5%. The increase in Miami’s gross profit was largely the result of the increase in Miami revenues, the impact of which was partially offset by lower margins resulting from increased sales of CPUs and hard disk drives.

For the year ended December 31, 2004, gross profit increased to $58.8 million from $47.1 million for the year ended December 31, 2003, an increase of 24.9%. This growth was due mainly to the increase in component and peripheral sales both in-country and in our Miami operations. Consolidated gross margin declined slightly to 10.6% for 2004 from 11.3% for 2003, due to a higher volume of Intel component sales, on which we earn lower margins than on other products. In-country gross profit increased to $36.8 million for the year ended December 31, 2004 from $28.3 million for the year ended December 31, 2003, an increase of 30.0%. The increase in in-country gross profit was primarily attributable to our operations in Chile, which in turn benefited from increased sales to the mass retail channel in that country. However, these sales generally carry lower margins than our sales to traditional resale customers. Miami gross profit increased to $22.0 million for the year ended December 31, 2004 from $18.7 million for the year ended December 31, 2003, an increase of 17.6%. The increase in Miami’s gross profit was largely the result of favorable market conditions in the hard drive business and improved pricing terms from key vendors as a result of our larger order sizes. However, this improvement was partially mitigated by the increased volume of lower margin CPU sales.

Operating Income

For the year ended December 31, 2005, operating income increased to $30.4 million from $25.0 million for the year ended December 31, 2004, an increase of 21.5%. This increase was driven by the overall higher level of sales coupled with continued strict management of operating expenses and $3.2 million contributed by Centel from the date of its acquisition. In-country operating income increased to $16.7 million for the year ended December 31, 2005 from $15.2 million for the year ended December 31, 2004, an increase of 9.9%. Miami operating income increased to $13.7 million for the year ended December 31, 2005 from $9.8 million for the year ended December 31, 2004, an increase of 39.8%. Operating expenses as a percentage of revenue declined slightly to 6.0% for the year ended December 31, 2005 compared to 6.1% for the year ended December 31, 2004. This decrease reflected the greater economies of scale primarily in our Miami operations, partially offset by increased expenses in Ecuador and Argentina where we have opened additional distribution facilities in second tier cities.

We increased our operating income to $25.0 million for the year ended December 31, 2004 from $20.8 million for the year ended December 31, 2003, an increase of 20.1%. In-country operating income increased to $15.2 million for the year ended December 31, 2004 from $13.5 million for the year ended December 31, 2003, an increase of 12.5%. Miami operating income increased to $9.8 million for the year ended December 31, 2004 from $7.3 million for the year ended December 31, 2003, an increase of 34.3%. Operating expenses as a percentage of revenue decreased to 6.1% for the year ended December 31, 2004 from 6.3% in the prior year. This decrease continues to reflect greater economies of scale in our operations, primarily in our Miami segment. Partially offsetting this decline was an increase in expenses in Argentina and Peru due to the significant growth of those two operations, and start-up expenses in our operations in Colombia.

Other (Income) Expense

For the year ended December 31, 2005, other (income) expense increased to $15.5 million expense from $2.1 million expense for the year ended December 31, 2004. This increase was primarily driven by interest expense, which increased to $16.8 million for the year ended December 31, 2005 from $3.4 million for year ended December 31, 2004. The increase in interest expense was driven mainly by higher levels of long-term debt as a result of the restructuring we undertook in conjunction with the CVC International investment in August 2004 and the recently completed $120.0 million senior secured notes offering. In addition, interest expense increased due to the one-time $3.5 million pre-payment penalty and the $2.3 million accelerated write-off of unamortized loan origination expenses related to the early termination of our former senior secured credit facility.

For the year ended December 31, 2005, we realized a foreign exchange gain of $1.4 million compared to a $1.0 million gain for the year ended December 31, 2004. The foreign exchange gain was driven primarily by our operations in Chile, Guatemala and Colombia, which experienced an appreciation of their local currencies relative to the US dollar during the period ended December 31, 2005. Partially offsetting the foreign exchange gains were foreign exchange losses in Costa Rica, Argentina, Jamaica and Peru, which experienced slight devaluations of their local currencies relative to the US dollar during 2005.

Other (income) expense was $2.1 million in the year ended December 31, 2004 compared to income of $0.4 million for the year ended December 31, 2003, a decrease of $2.5 million, due primarily to higher interest expense of $3.0 million partially off-set by lower foreign exchange gains of $0.4 million.

Income Tax Provision

The provision for income taxes decreased to $2.8 million for the year ended December 31, 2005 from $6.4 million for the year ended December 31, 2004, a 57.1% decrease due mainly to lower pre-tax profits in the United States as a result of the increase in borrowing costs and the one-time charges related to the early termination of our former senior secured credit facility.

Income tax provision increased to $6.4 million for the year ended December 31, 2004 from $5.8 million for the year ended December 31, 2003, an increase of 9.8% due mainly to the growth in pre-tax earnings. This increase was due to the 20.1% increase in operating income partially offset by the increase in other (income) expense.

Extraordinary Gain

An extraordinary gain of $0.5 million was realized in the year ended December 31, 2003. This gain was the result of our purchase of a dormant company, which became our Argentine operating subsidiary, for less than fair value of the net assets acquired.

Minority Interest

There were no minority interests in earnings for 2005. The Company acquired the remaining 49.0% interest in our subsidiary in Colombia on June 17, 2005, which had no earnings as of the date of acquisition.

Minority interest in earnings decreased to $0.3 million for the year ended December 31, 2004 from $0.7 million for the year ended December 31, 2003, a decrease of 52.9%. The decrease in minority interest was driven by our acquisition in August 2004 of the minority interests in the in-country operations in Costa Rica, Ecuador and Jamaica, thereby fully consolidating their results into our financial statements.

Net Income

Our net income decreased to $12.1 million for the year ended December 31, 2005 from $16.2 million for the year ended December 31, 2004, a decrease of 25.3%. This decrease was due to the increase in interest expense and the one-time charges related to the early termination of our former senior secured credit facility, partially offset by a 21.5% increase in our operating income.

Net income increased 5.8% to $16.2 million for the year ended December 31, 2004 from $15.3 million for the year ended December 31, 2003. This increase was driven by the 20.1% increase in operating income partially offset by the increase in other expenses and taxes and the absence of an extraordinary gain for 2004 compared to 2003.

Liquidity and Capital Resources

Cash Flows

The IT products distribution business is working-capital intensive. Historically, we have financed our working capital needs through a combination of cash generated from operations, trade credit from vendors, borrowings under revolving bank lines of credit (including issuance of letters of credit) and asset-based financing arrangements that we have established in certain Latin American markets.

Our working capital at December 31, 2005 amounted to $92.8 million, compared to $51.8 million as of December 31, 2004, an increase of 79.1%. This increase was primarily attributable to our recent acquisition of Centel and the higher levels of trade accounts receivable and inventories as a result of the significant growth in revenues during 2005. Our cash and cash equivalents as of December 31, 2005 amounted to $13.0 million, compared to $6.9 million as of December 31, 2004.

Cash flows from operating activities: Our cash flows from operations were a requirement of $10.7 million for the year ended December 31, 2005 compared to a requirement of $3.7 million for the year ended December 31, 2004. This change was primarily driven by the increase in working capital requirements, in particular, growth in prepaid expenses and other assets as well as a slower increase in accounts payable, which were partially offset by an increase in accrued expenses. The decline in growth in accounts payable reflected our continued effort to alleviate vendor credit concerns as a result of the recently completed high-yield bond offering.

Our cash flows from operations were a requirement of $3.7 million for the year ended December 31, 2004 compared to $10.6 million generated for the year ended December 31, 2003. The decline in cash from operating activities was due mainly to higher levels of accounts receivable and inventory due to the growth in our business, higher prepaid taxes and higher prepaid insurance premiums partially offset by an increase in accounts payable due to the growth in purchases.

Cash flows from investing activities: Our cash flows from investing for the year ended December 31, 2005 were a requirement of $14.1 million compared to a requirement of $3.3 million for the year ended December 31, 2004. This change was due mainly to the $16.5 million cash payment related to the Centel acquisition partially offset by the $4.6 million of cash acquired from Centel at the close of the acquisition.

Our cash flow from investing activities were a requirement of $3.3 million for the year ended December 31, 2004 compared to $1.7 million for the year ended December 31, 2003. This increase was due mainly to the purchase of the remaining ownership in our in-country operations in Costa Rica, Ecuador and Jamaica in August 2004.

Cash flows from financing activities: Our cash flows from financing activities generated $30.5 million for the year ended December 31, 2005 compared to $1.5 million for the year ended December 31, 2004. This increase was due mainly to the completion on August 25, 2005 of the offering of $120 million aggregate principal amount of senior secured notes (as reduced by discount, fees and seller note redemptions) and the previously completed $15.0 million borrowing under our former senior secured credit facility to finance the cash portion of the Centel acquisition. We repaid our former senior secured credit facility and all outstanding seller notes issued in connection with our acquisition by CVC International and our acquisition of Centel in full with the proceeds of the senior secured notes. In addition, our board of directors declared and approved the payment of a $20.0 million dividend to shareholders of record on August 25, 2005.

Cash flow from financing activities generated $1.5 million for the year ended December 31, 2004 compared to a requirement of $2.7 million for the year ended December 31, 2003. This change was due mainly to our borrowings under our former senior secured credit facility and proceeds from the issuance of new shares to CVC International and seller notes, largely offset by the amounts paid in cash to our former shareholders in exchange for their shares, all in August 2004.

Working Capital Management

The management of our working capital needs is an important management focus. The following table sets forth certain information about our trade accounts receivable, inventories and accounts payable, which are the largest elements of our working capital:

	As of December 31,
	2005	2004	2003
	(dollars in thousands, except other data)
Balance sheet data:
Trade accounts receivable, net of allowance	$71,589	$59,059	$43,531
Inventories, net	77,038	54,128	37,064
Accounts payable	75,944	65,820	49,769

	As of December 31,
	2005	2004	2003
Other data:
Trade accounts receivable days(1)	36.5	38.9	38.0
Inventory days(2)	43.8	39.9	36.4
Accounts payable days(3)	43.1	48.5	48.9

Cash conversion cycle(4)	37.2	30.3	25.5

(1)	Defined as our consolidated trade accounts receivable (net of allowance for doubtful accounts) as of the last day of the relevant period (one year for data as of December 31, 2005, 2004 and 2003) divided by our consolidated revenue for such period times the number of days in that period. Our consolidated trade accounts receivable for our in-country operations include value added tax at a rate of between 5% and 27% (depending on the country). The exclusion of such value added tax would result in lower trade accounts receivable days.
(2)	Defined as our consolidated inventory as of the last day of the relevant period (one year for data as of December 31, 2005, 2004 and 2003) divided by our consolidated cost of goods sold for such period times the number of days in that period.
(3)	Defined as our consolidated accounts payable as of the last day of the relevant period (one year for data as of December 31, 2005, 2004 and 2003) divided by our consolidated cost of goods sold for such period times the number of days in that period.
(4)	Defined as our trade accounts receivable days plus inventory days less accounts payable days.

Cash conversion cycle. One measurement we use to monitor our working capital is the concept of the cash conversion cycle, which measures the number of days we take to convert inventory, net of payables, into cash. Our cash conversion cycle increased to 37.2 days as of December 31, 2005 from 30.3 days as of December 31, 2004 due mainly to a slowing in the growth in our accounts payable days, the increase in purchases of inventory at levels exceeding realized growth in sales (driven in certain cases by our desire to make strategic purchases in advance of vendor price increases), and the consolidation of Centel’s balance sheet at the end of June 2005. Our cash conversion cycle increased to 30.3 days as of December 31, 2004 from 25.5 days as of December 31, 2003 due mainly to the growth in inventory, due mainly to strategic purchases of products, primarily CPUs, in anticipation of limited supplies, and a slight decline in accounts payable days due to our expanding relationship with Intel and Intel’s strict payment terms.

Trade accounts receivable. In managing our trade accounts receivable, our large number of customers and our strict credit policies allow us to dilute and limit our exposure to credit risk. See “Our Business—Credit Risk Management.” Our management continually reviews the financial condition of our customers and the related allowance for doubtful accounts. See “—Critical Account Estimates—Revenue recognition and accounts receivable.”

Inventories. We seek to minimize our inventory levels and inventory obsolescence rates through frequent product shipments, close and ongoing monitoring of inventory levels and customer demand patterns, optimal use of carriers and shippers and the negotiation of clauses in some vendor supply agreements offering protection against loss of value of inventory. See “Our Business—Our Regional Presence—Our Miami Operations” and “Our Business—Vendors.”

Accounts payable. We seek to maximize our accounts payable days through centralized purchasing and management of our vendor back-end rebates, promotions and incentives. See “Our Business—Our Regional Presence—Our Miami Operations.”

Capital Expenditures and Investments

On June 23, 2005, we invested $14.0 million in cash to acquire Centel. The remaining $5.8 million of the acquisition price was funded by the issuance of $3.0 million in non-voting stock in our company and $2.8 million in seller notes. Pursuant to the Centel share purchase agreement, we withheld $1.0 million of the cash portion of the acquisition price pending final independent verification of working capital accounts. We paid the $1.0 million working capital holdback provision to Centel’s former shareholders on August 22, 2005 after completion of the working capital accounts verification. In addition, pursuant to the share purchase agreement, we paid sellers $1.7 million in connection with inventory and insurance-related purchase price adjustments. Expenses associated with the acquisition were approximately $0.7 million and cash assumed in the acquisition was $4.6 million.

Capital expenditures increased to $2.9 million for the year ended December 31, 2005 compared to $1.5 million for the year ended December 31, 2004. This increase was primarily related to our Miami operations where we continue to upgrade our inventory management systems and other back office support systems.

Capital expenditures increased to $1.5 million for the year ended December 31, 2004 compared to $1.1 million for the year ended December 31, 2003. Capital expenditures were primarily for furniture, fixtures and general system upgrades.

We anticipate that capital expenditures will increase over the next several years to approximately $2.5 million to $3.5 million per year as we continue to upgrade our computer and logistics systems and facilities in connection with the growth in our business.

Capital Resources

Based upon our current level of operations and anticipated growth, we believe that cash on hand and cash provided by operations, supplemented as necessary with funds available under our credit facilities (including those of our foreign subsidiaries) will provide sufficient resources to meet our anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that our future borrowings will be available to enable us to grow our business, service our indebtedness or make anticipated capital expenditures. In addition, in early 2005 we were in default under covenants in our former senior secured credit facility as a result of the timing of a capital expenditure and maintaining excess cash balances at our foreign subsidiaries. We obtained waivers to avoid continuing to be in default under the facility. We may be required to seek similar or other waivers under our senior secured notes, our existing revolving credit facility or any replacement financing in the future and we may not be able to obtain them on terms acceptable to us or at all. If we fail to obtain such waivers or a replacement financing, we may not have resources sufficient to meet our anticipated debt service requirements, capital expenditures and working capital needs. We continually assess our capital needs and may seek additional financing as needed to fund working capital requirements, capital expenditures and potential acquisitions. Our ability to secure such additional financing will be subject to business and economic conditions, some of which are beyond our control.

On August 25, 2005 we completed a $120 million senior secured notes offering. The senior secured notes are a second priority senior secured obligation of the Company and its domestic restricted subsidiaries and are due January 15, 2011. The senior secured notes were sold at 99.057% of face value and carry a coupon rate of 11 3/4%. The proceeds of the offering were used to repay existing indebtedness and associated prepayment penalties, pay a dividend to shareholders, and pay fees and expenses associated with the debt offering with the remaining balance to be used for general corporate purposes. See “Use of Proceeds.” The senior secured notes have terms identical to the terms of the exchange notes offered hereby, except for transfer restrictions and registration rights relating to the August 2005 senior secured notes.

Concurrently with the senior secured notes offering, SBA entered into a $25.0 million three-year revolving credit facility with Comerica Bank that matures on August 25, 2008. See “Description of Certain Indebtedness–Revolving Credit Facility.” As of December 31, 2005 there was $1.1 million outstanding under our revolving credit facility.

Many of our in-country operations also have limited credit facilities. These credit facilities fall into three categories: asset-based financing facilities, letter of credit and performance bond facilities and unsecured revolving credit facilities. As of December 31, 2005, the outstanding balance on these in-country facilities totaled $4.3 million compared to $2.9 million as of December 31, 2004. The increase was primarily attributed to the growth of our operations in Chile and Peru.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2005 and the payments due on such obligations in the periods set forth below.

	Payments Due by Period (dollars in millions)
Contractual Obligations	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
Debt obligations(1)	$120.7	$0.3	$10.4	$5.0	$105.0
Interest on debt obligations(2)	74.1	12.6	28.2	28.2	5.1
Operating lease obligations	9.8	3.1	3.6	3.1	—

Total	$204.6	$16.0	$42.2	$36.3	$110.1

(1)	Includes payment of original issue discount of $1.1 million.
(2)	Interest is calculated assuming no early redemption or prepayments.

Critical Accounting Estimates

The discussions and analyses of our consolidated financial condition and results of operations are substantially based on our consolidated financial statements, which have been prepared in conformity with

GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of material contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we review and evaluate our estimates and assumptions, including, but not limited to, those that relate to revenue recognition and accounts receivable; inventories; goodwill and other long-lived assets; and income taxes. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our estimates about the carrying values of assets and liabilities that are not readily available from other sources. Although we believe our estimates, judgments and assumptions are appropriate and reasonable based upon available information, these assessments are subject to a wide range of factors; therefore, actual results could differ from these estimates.

We believe the following critical accounting policies are impacted by our judgment or by estimates used in the preparation of our consolidated financial statements.

Revenue recognition and accounts receivable. Revenue is recognized once the following criteria are met: we have persuasive evidence that an arrangement exists; delivery to our customer has occurred, which happens at the point of shipment (this includes the transfer of both title and risk of loss, provided that no significant obligations remain); the price is fixed and determinable; and collectibility is reasonably assured. We allow our customers to return product for exchange or credit subject to certain limitations. Actual losses on such returns are recorded at the time of the return. Historical experience has shown the losses to be less than 1.0% of revenues. Shipping and handling costs billed to customers are included in revenue and related costs are included in the cost of sales.

We provide allowances for doubtful accounts on our accounts receivable for estimated losses resulting from the inability of our customers to make required payments. Changes in the financial condition of our customers or other unanticipated events, which may affect their ability to make payments, could result in charges for additional allowances exceeding our expectations. Our estimates are influenced by the following considerations: the large number of customers and their dispersion across wide geographic areas; the fact that no single customer accounts for 2.9% or more of our revenue; a dedicated credit department at our Miami headquarters and at each of our in-country subsidiaries; aging of receivables, individually and in the aggregate; credit insurance coverage; and the value and adequacy of collateral received from our customers in certain circumstances. Uncollectible accounts are written-off annually against the allowance.

Inventories. Our inventory levels are based on our projections of future demand and market conditions. Any unanticipated decline in demand or technological changes could cause us to have excess or obsolete inventories. On an ongoing basis, we review for estimated excess or obsolete inventories and make provisions for our inventories to reflect their estimated net realizable value based upon our forecasts of future demand and market conditions. If actual market conditions are less favorable than our forecasts, additional inventory obsolescence provisions may be required. Our estimates are influenced by the following considerations: protection from loss in value of inventory under certain vendor agreements, our ability to return to vendors only a certain percentage of our purchases, aging of inventories, variability of demand due to economic downturn and other factors, and rapid product improvements and technological changes. We recognize rebates earned on products sold when the product is shipped to a third party customer and is recorded as a reduction to cost of sales in accordance with EITF 02-16 “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.”

Goodwill and other long-lived assets. Our goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses. We assess goodwill for impairment on an annual basis, or sooner if events indicate such a review is necessary. Potential impairment exists if the fair value of a reporting unit to which goodwill has been allocated is less than the carrying value of the reporting unit. The amount of the impairment to recognize, if any, is calculated as the amount by which the carrying value of the goodwill exceeds its implied value. Future changes in the estimates used to conduct the impairment review, including revenue projections, market values and changes in the discount rate used could cause the analysis to indicate that our goodwill is impaired in subsequent periods and result in a write-off of a portion or all of the goodwill. The discount rate used is based on our capital structure and, if required, an additional premium on the reporting unit based upon its geographic market and operating environment. The assumptions used in estimating revenue projections are consistent with internal planning.

In addition, we review other long-lived assets (principally property, plant and equipment) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds the asset’s fair value, we measure and record an impairment loss for the excess. We assess an asset’s fair value by determining the expected future undiscounted cash flows of the asset. There are numerous uncertainties and inherent risks in conducting business, such as general economic conditions, actions of competitors, ability to manage growth, actions of regulatory authorities, pending investigations or litigation, customer demand and risk relating to international operations. Adverse effects from these or other risks may result in adjustments to the carrying value of our other long-lived assets.

Income taxes. As part of the process of preparing our consolidated financial statements, we calculate our income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” This process involves calculating our actual current tax expense together with assessing any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing revenues and expenses, for tax and financial reporting purposes. These differences may result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We are required to assess the likelihood that our deferred tax assets, which include temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income or other tax planning strategies. If recovery is not likely, we must provide a valuation allowance based on our estimates of future taxable income in the various taxing jurisdictions, and the amount of deferred taxes that are ultimately realizable. The provision for tax liabilities involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities.

In the event of a distribution of the earnings of certain international subsidiaries, we would be subject to withholding taxes payable on those distributions to the relevant foreign taxing authorities. Since we currently intend to reinvest undistributed earnings of these international subsidiaries indefinitely, we have made no provision for income taxes that might be payable upon the remittance of these earnings. We have also not determined the amount of tax liability associated with an unplanned distribution of these permanently reinvested earnings. In the event that in the future we consider that there is a reasonable likelihood of the distribution of the earnings of these international subsidiaries (for example, if we intend to use those distributions to meet our liquidity needs), we will be required to make a provision for the estimated resulting tax liability, which will be subject to the evaluations and judgments of uncertainties described above.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS No. 151 are to be applied prospectively. We do not expect that the adoption of SFAS No. 151 will have any impact on our consolidated financial position and results of operations.

In December 2004, the FASB issued SFAS 123R which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. The accounting provisions of SFAS 123R are effective for reporting periods beginning after December 15, 2005. We do not have any employee share-based payment programs and, therefore, do not expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets” (“SFAS 153”). SFAS 153 amends the guidance in APB Opinion No. 29, “Accounting for Non-monetary Transactions” (“APB 29”). APB 29 provided an exception to the basic measurement principle (fair value) for exchanges of similar assets, requiring that some non-monetary exchanges be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The provisions of SFAS 153 are effective for exchanges of non-monetary assets occurring in fiscal periods beginning after June 15, 2005. We do not expect that the adoption of SFAS 153 will have a material impact on our consolidated results of operations and financial condition.

In December 2004, the FASB issued Staff Position No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP FAS 109-1”) The American Jobs Creation Act of 2004 (“AJCA”) provides for a special one-time tax deduction of 85% of certain foreign earnings that are repatriated (as defined in the AJCA) in either an enterprise’s last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the date of enactment. FSP FAS 109-2 was effective upon its issuance (December 21, 2004). We have adopted the provisions of FSP FAS 109-2. However, we will continue to reinvest undistributed earnings of our foreign subsidiaries indefinitely.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”), “Share-Based Payment,” providing guidance on option valuation methods, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123R, and the disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations subsequent to the adoption. We will provide disclosures required by SAB 107 upon adoption of SFAS 123R. We are currently evaluating SAB 107 and will be incorporating it as part of our adoption of SFAS 123R in 2006 if we adopt a share-based payment program.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which supersedes APB Opinion No. 20 “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 changes the requirements for the accounting for and reporting of changes in accounting principle. SFAS 154 requires the retroactive application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to have a material impact on our consolidated results of operations and financial condition.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Statements No. 133 and 140” (“SFAS 155”). SFAS 155 improves financial reporting by eliminating the exemption from applying SFAS 133 to interest in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instrument. SFAS 155 also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise be bifurcated. At the adoption of SFAS 155, any difference between the total carrying amount of the individual components of any existing hybrid financial instrument and the fair value of the combined hybrid financial instrument should be recognized as a cumulative-effect adjustment to our beginning retained earnings. SFAS 155 is effective for us for all financial instruments acquired or issued after January 1, 2007. We do not expect the adoption of SFAS 155 to have a material impact on our consolidated results of operations and financial condition.

OUR INDUSTRY

IT Product Distribution in Latin America and the Caribbean

IT products generally follow a three-tiered distribution system from the manufacturer to end-users in Latin America and the Caribbean:

•	Wholesale aggregators, typically based in Miami, purchase IT products from vendors, and sell such products to other Miami-based exporters and in-country distributors. They typically maintain warehouses and sales forces in Miami and do not have substantial operations outside of Miami.

•	In-country distributors purchase IT products from wholesale aggregators and sell them to local resellers. The in-country distributors typically have a limited geographic focus (generally limited to one country or even certain cities within one country), a local sales force in direct contact with their customers and local warehousing. The in-country distributors’ limited size, capital and geographic reach often prevent them from establishing and maintaining direct relationships with vendors, which are located predominantly in North America and Asia and which limit their relationships to IT distributors with broad geographic coverage or large order sizes. In most markets, in-country distributors are not of sufficient size to benefit from economies of scale and are not sufficiently capitalized to offer their customers a full range of products and services.

•	Resellers acquire IT products from the in-country distributors and resell them to the end-user (typically individuals, small and medium businesses or governments). Resellers vary greatly in size and type, from one-person operations to large retailers.

The distribution model for IT products in Latin America and the Caribbean is markedly different from that of more advanced markets where direct sales by IT vendors are common. In our region, IT vendors rely extensively on wholesale distribution rather than direct sales. In 2004, IT distributors represented 91.7% of PCs sold in Latin America, while the remaining 8.3% of PCs were sold through the internet, direct telesales and other means.

The Latin American and Caribbean region is comprised of more than 40 countries, many unique in such areas as logistical infrastructure, regulatory and legal framework, trade barriers, taxation, currency and language. This fragmentation presents challenges to IT product manufacturers seeking to establish a regional distribution, sales, logistics and service network, as such a network would have to be created for each country, with limited economies of scale due to the small size of most markets and barriers to entry associated with cross-border complexities. We believe that our 13 country geographic presence in the region is not only unique, but also valuable and difficult to replicate.

IT Product Sales in Latin America

The IT products distribution industry is driven by sales to end-users. From 1994 to 2004, spending on IT products (including hardware, packaged software and services) in Latin America grew on average 8.0% per year, from $12.5 billion to $26.9 billion, and, according to IDC, is projected to grow 7.8% per year on average from 2004 to 2009, to $39.2 billion. While Latin America’s combined population of approximately 545 million people is 87.9% larger than that of the United States, the market for IT products in the region is only 6.1% of the IT products market in the United States. The growth in IT spending in Latin America can be attributed mainly to the following market drivers:

Increasing PC penetration rates. From 1999 to 2004, the PC penetration rate increased from 4.0% to 10.5%. Over the same period, the number of PC users in Latin America increased 23.6% per year on average. Despite this growth, the PC penetration rate of Latin America is low when compared to the PC penetration rates of 62.7% in North America and 46.2% in Western Europe. Latin America’s low penetration rates provide substantial potential for growth. From 2004 to 2009, the number of PC users in Latin America is expected to grow 7.5% per year on average, with penetration rates rising from 10.5% to 14.0% over this period.

The growth in PC users in Latin America has been driven primarily by the decreasing cost of computers, the proliferation of unbranded, or “white-box” PCs, the growing popularity of the internet (described below) and rising per capita incomes. The average price of a PC in Latin America fell 8.3% per year on average from 1999 to 2004, expanding the market for PC buyers. Due to the lower per capita income levels in Latin America and the Caribbean as compared to North America and Western Europe, approximately 65% of PC buyers in this region opt to purchase a white-box PC, which can typically sell for 25% to 30% less than a similar branded PC. From 2002 to 2004, per capita GDP in Latin America has grown 6.6% per year on average from $3,320 to $3,770, and, according to the Economist Intelligence Unit, is expected to increase 5.1% per year on average from 2004 to $4,600 in 2008.

Rapidly growing internet penetration rates. From 1999 and 2004, the internet penetration rate in Latin America grew from 2.3% to 9.2%. Over the same time period, the number of internet users in Latin America grew 34.0% per year on average from 11.0 million users to 47.4 million users. Despite this growth, internet penetration in Latin America is low compared to the internet penetration rates of 63.3% in the United States and 47.0% in Western Europe. The low internet penetration rate in Latin America provides the potential for substantial growth, which would have a positive impact on the Latin American IT industry as a whole. From 2004 to 2009, the number of internet users is expected to grow 12.7% per year on average in Latin America, increasing penetration rates from 9.2% to 15.6% over this period.

OUR BUSINESS

Introduction

We are a leading, United States-based value-added distributor of IT products to Latin America and the Caribbean. We distribute computer components, peripherals, software, computer systems, accessories, networking products and digital consumer electronics to more than 32,000 customers in 45 countries. We offer single source purchasing to our customers by providing an in-stock selection of more than 4,800 products from over 220 vendors, including the world’s leading IT product manufacturers.

CVC International, a division of Citigroup engaged in private equity investments in emerging markets, is our controlling shareholder. Our management holds the remainder of our stock.

Our Business Strengths

Since the opening of our first in-country operation in 1992, we have concentrated on developing a regional distribution network providing resellers of IT products in Latin America and the Caribbean with the broadest product selection and availability. In achieving a leadership position in the markets we serve, we have capitalized on our strengths, which include:

Defensible position as a key player in the IT products supply chain. Our distribution capabilities in Latin America and the Caribbean, combined with our long-term business experience, create a market presence and infrastructure unmatched by any of our competitors. The large number of resellers in the region, their relatively small size and their geographic fragmentation make it cost effective for vendors to rely on wholesale distributors with a broad regional distribution channel. We provide vendors with extensive regional coverage, larger orders, lower selling and delivery costs, quality pre- and post-sale marketing and technical support and a significant simplification of their customer credit risk management. Similarly, it is cost- and time-effective for our reseller customers to rely on wholesale aggregators and distributors for product supply. Typically, resellers’ small order sizes prevent them from establishing direct relationships with major IT product vendors, and resellers’ limited in-stock inventory creates a need for aggregators and distributors that can provide rapid delivery of a wide variety of products. We provide resellers with broad and timely product availability, multivendor single source purchasing, technical support and local warranty service. Consequently, we are a critical component of the supply chain between vendors located primarily in North America and Asia and resellers in Latin America and the Caribbean. We believe that the combination of the significant time and investment required to establish an efficient distribution infrastructure in each of our countries and the valuable services we provide to both vendors and customers affords us a defensible position in each of the 13 markets in which we have in-country operations.

Balanced and diversified geographic presence, customer base and vendor base. Our balanced and diversified geographic presence, customer base and vendor base are key to managing our business risks. In 2005, no single country represented more than 15.2% of our revenue. Our country diversification limits our exposure to macroeconomic cycles and political risk. No single customer represented more than 2.9% of our revenue and no single vendor represented more than 16.2% of our revenue for the year ended December 31, 2005. Our customer fragmentation allows for broad diversification of credit risk. Our diversified vendor base permits us to avoid reliance on any one product or manufacturer, which in turn gives us purchasing and pricing flexibility and significant latitude in tailoring the product selection we offer to our customers.

Leading market positions. We believe that we hold a number one or number two market share position within each country in which we have an in-country distribution presence (excluding Mexico, where we believe we are the third largest IT distributor, and Colombia). Our leading market positions, the significant benefits we deliver to our vendors and customers and our established brand name have been important factors that have allowed us to achieve profitable growth and to obtain and maintain favorable relationships with vendors. Most importantly, we believe that our leading market positions would allow us to compete effectively against any new entrants to our markets, especially in the case of our smaller markets where economies of scale are more difficult to achieve.

Focused working capital management. Our focus on our working capital accounts, coupled with our attractive margins, historically has allowed us to fund our organic growth through internally generated cash flows. Our cash conversion cycle (measuring the time between the cash outlay for inventory and the cash recovery of accounts receivables) for 2005 was 37.2 days. We have managed our cash conversion cycle through the following methods:

•	centralized purchasing that creates purchasing and pricing economies of scale;

•	frequent product shipments that allow for lean in-country inventory levels;

•	spot pricing contracts with logistics providers that allow us competitive rates and fast delivery times;

•	our large number of over 32,000 customers in 2005 and our strict credit policies that dilute and limit our credit and collection risk, resulting in low bad-debt expenses of 0.2% and 0.3% of revenue in 2005 and 2004, respectively; and

•	regional diversity and on-going inventory and demand monitoring that allow us to efficiently ship products to high-demand areas, resulting in low inventory obsolescence of 0.19% and 0.12% of revenue in 2005 and 2004, respectively.

Experienced management team with significant equity ownership. Each of our two co-founders, who today are our Chief Executive Officer and our President, has more than 15 years of industry experience in the region. Our senior management team has an average tenure of 10 years with us. Each of our executive officers has had substantial experience working in the Latin American and Caribbean region. Members of our management team (including certain managers of in-country operations) own approximately 48.6% of the shares in our company. As a result of their substantial equity interest, we believe that our management has significant incentive to continue to increase our revenue and cash flows through profitable growth.

Our Business Strategy

We intend to continue to increase our revenue and cash flows by strengthening our market leadership positions in our principal markets, by entering new geographic and product segments and by continuing to emphasize and improve our operations. We are committed to achieving these objectives through the following strategies:

Continue to strengthen our market leadership and customer relationships through superior customer service. We differentiate ourselves from our competitors through our efforts to provide the highest level of customer service because we have found that it is among the most efficient routes to building customer loyalty. Our strong customer service includes wide and multivendor product selection, quick response times, product training and support, credit availability to our approved customers and local warranty service. We will also seek to leverage our leading market positions and our unique ability to offer single source purchasing in order to attract and maintain new customers in the highly fragmented and rapidly growing markets in which we operate.

Expand sales by increasing our geographic presence. We intend to expand our geographic presence by opening new sales and distribution centers in countries where we already have in-country operations and by establishing new in-country operations in countries where we are not already present, as we believe we can achieve higher gross margins on a consolidated basis from our in-country sales as compared to our Miami based sales. When assessing a new market, we research the local economic environment, market conditions of the IT industry, the number of competitors and the business methods of current market participants. We typically identify a capable local partner who has substantial prior experience within the industry as well as an in-depth knowledge of the local market. We have been successful in entering new markets in the past and expect to continue this strategy to help increase revenue and cash flows. Our acquisition of Centel in Mexico is part of our strategy of expanding our geographic presence in Latin America and the Caribbean through selective and opportunistic acquisitions. Mexico, one of the two largest IT products markets in the region, represents one of the most important areas we have targeted for geographic expansion. We believe that our product breadth, existing relationships with vendors, focused working capital management and strong capitalization will allow us to expand Centel’s product offerings and increase its customer base and sales.

Expand sales by increasing our product portfolio. We continually build upon our comprehensive in-stock selection of more than 4,800 IT products both by enhancing our existing product categories and by adding new product categories or subcategories such as enterprise-class products (including servers, storage and software), enterprise IP telephony products (including IP PBX systems and IP telephones), gaming and “infotainment” products (including video game systems), digital consumer electronics (including digital cameras and plasma displays) and products sold under our proprietary brands (for example, NEXXT Networking Solutions). Such product and category additions allow us to sell more products to our existing customer base and to add new customer segments to our business. We constantly expand our list of products to satisfy the rapidly evolving IT products requirements of our customers.

Continue to improve our operations as we grow our business, including our working capital management and risk controls. We continually seek to optimize our accounts receivable, accounts payable and inventory days to manage our working capital needs. For example, we are enhancing our inventory management process by investing in our IT systems and upgrading our logistics systems. Over time, we will seek to continue to improve upon our risk controls to ensure that they remain in line with the needs of our growing business. We will also continue to maintain controls on credit risk and inventory obsolescence risk and to address foreign exchange risk by invoicing a significant percentage of our sales in U.S. dollars (approximately 63% in 2005). We constantly review our country, customer and vendor concentrations, with the objective of maintaining balance and diversification as a key element of our business risk management strategy. As our revenues increase, we seek to enhance margins by maintaining close control over our operating expenses. We believe that we currently have material growth capacity in most of our existing operations without the need for significant increases in fixed costs or capital expenditures.

Our History

Michael Shalom and Anthony Shalom founded the company as a small software retailer in South Florida in 1988. In 1989, we started exporting IT products from Miami to Latin America and moved our headquarters to the vicinity of the Port of Miami and the Miami International Airport in order to capitalize on the growing export trade of IT products to Latin America and the Caribbean. We established our first in-country operations in Mexico in 1992, and expanded our presence to include Panama and Chile in 1994; Peru, Guatemala and Uruguay in 1997; El Salvador, Ecuador, Costa Rica and Jamaica in 2000; Argentina in 2003; and Colombia in 2004. In 2001, we sold our participation in our then-existing Mexican operations, although we re-established our presence in Mexico by acquiring Centel in June 2005. Our growth into new markets has been organic, typically in partnership with talented local managers knowledgeable about the IT products distribution business in their country. Though our geographic coverage in the region is now extensive, our in-country operations, which have been introduced over a period of several years, are at different stages of development.

In August 2004, CVC International, a division of Citigroup engaged in private equity investments in emerging markets, acquired 52.5% of the voting equity interests of the company, and we redeemed all of the equity interests in our company held by our former non-management shareholders and some of the equity interests in our company held by our management shareholders. After giving effect to the acquisition and redemptions, Anthony Shalom and Michael Shalom became our second and third largest shareholders (after CVC International), with holdings of 23.0% of 9.0% of our voting stock, respectively. The other shareholders in our company are also members of our management. At the time of the acquisition, our shareholders entered into a shareholders agreement providing for, among other things, certain governance arrangements concerning our company. See “Certain Relationships and Related-Party Transactions—The Investment by CVC International in Our Company.”

Our Regional Presence

We have the broadest geographical scope of any IT distributor in Latin America and the Caribbean, with 23 sales and distribution centers in 13 countries—the United States, Chile (where we have two centers), Argentina, Panama, Guatemala, Peru, Uruguay, El Salvador, Jamaica, Costa Rica, Ecuador, Mexico and Colombia—and a sales office in Brazil.

Revenue of our Latin American and Caribbean in-country operations accounted for over 65.6% of our consolidated revenue for the year ended December 31, 2005, with the remainder attributable to our Miami operations. The following chart shows our revenue for the year ended December 31, 2005 by country of origin.

2005 Percentage of Revenue by Customer’s Country of Origin

Notes: Other includes Trinidad, Honduras, Nicaragua, Guyana and 24 other countries.

The percentage of revenue contributed by Mexico reflects contribution of Centel from June 23, 2005.

Our Miami Operations

Our Miami operations serve as headquarters for our entire company. Our Miami operations handle purchases from our vendors, and most of the products that we acquire from vendors pass through our Miami warehouse (with the exception of products sourced from Asia, which are usually shipped directly to our in-country operations). The Miami operations supply our 23 in-country sales and distribution centers and also sell products directly to third parties. Miami’s third-party customers include U.S., Latin American and Caribbean distributors and resellers, which in turn distribute products throughout Latin America and the Caribbean.

In 2005, the main markets to which we sold products from our Miami operations were: Paraguay, Brazil, Venezuela, the Dominican Republic and Puerto Rico.

Our Miami purchasing department handles most of our vendor relationships and contracts. Our Miami operations monitor our entire inventory pipeline on an ongoing basis and use information regarding the levels of inventory, in conjunction with input from the country managers on customer demand patterns, to place orders with vendors. The centralization of the purchasing function allows the in-country operations to focus their attention on more country-specific issues such as sales, local marketing, credit control and collection. The centralization of purchasing also allows our Miami operations to control the records and receipts of all vendor back-end rebates, promotions and incentives to ensure their collection and to adjust pricing of products according to such incentives.

The Miami distribution center ships products to each of our in-country operations twice a week by air and once a week by sea. The frequent shipments result in efficient inventory management and increased inventory turnover. We do not have long-term contracts with logistics providers. Rather, we seek to obtain the best rates and fastest delivery times on a shipment-by-shipment basis. Our Miami operations also coordinate direct shipments to third-party customers and in-country operations from vendors in Asia.

The majority of our sales and marketing staff is located at our Miami headquarters. See “Customers, Sales and Marketing.” Other functions performed in our Miami headquarters include treasury and accounting, strategic planning, consolidated information systems development and maintenance and overall marketing strategy.

Our In-Country Operations

Each of our in-country operations has a focused sales force and, with the exception of our Brazil operations (which consist solely of a sales office), a fully stocked inventory. On a consolidated basis, our in-country operations sell to more than 32,000 customers.

In-country operations are critical to meeting the needs of local resellers, which are often small, locally owned companies that lack the size and the knowledge to buy directly from the United States and to handle customs processing, including taxes and duties. By selling directly to resellers from locally based operations, our in-country operations provide a competitive advantage over other companies that export products into those markets. We believe that we offer our customers some of the shortest product delivery times in the industry by leveraging our capacities as a Miami-based aggregator and as an in-country distributor. Our local presence also allows us to obtain better information on the needs of each market’s customer base and growth potential.

Each of the following functions is the responsibility of the local in-country operations: sales, local marketing, extension of credit (in strict adherence to our credit policies), collections, inventory controls, shipping to customers (when needed) and providing input (in addition to the data provided by the IT systems) to Miami for purchasing decisions.

Products

We aim to offer single source purchasing to our reseller customers so that they can purchase from us all of their IT product needs, and we believe that our wide selection of products is a key attraction for resellers that do business with us. The single source purchasing concept is especially important for assemblers of unbranded, or “white-box” personal computers, which must source all the necessary components before they can commence assembly. White-box personal computers, which typically have lower retail selling prices but higher margins than branded computer systems, comprise about 65% of the Latin American personal computer market. We do not sell branded desktop personal computers other than our own NEXXT Solutions and Blue Code lines of personal computers and personal computers we assemble under our customers’ brands.

Our in-country product lines typically include between 1,500 and 2,000 products in stock. We believe, based on management estimates, that many of our local competitors have product lines of no more than 200 to 300 products in stock. The table below presents the percentage of consolidated revenue represented by each of our product categories in each of the last three years:

	Percentage of consolidated revenue in year ended December 31,
Category	2005	2004	2003
Components	56.5%	55.2%	53.8%
Peripherals	23.3%	25.3%	23.1%
Software	5.8%	6.9%	8.2%
Computer systems	7.5%	6.5%	7.8%
Accessories	4.8%	3.2%	3.9%
Networking	1.9%	2.0%	1.9%
Other products	0.2%	0.9%	1.3%

Total:	100.0%	100.0%	100.0%

Our product categories are:

•	Components. This category consists of the components that are the basic building blocks of a personal computer and includes motherboards, processors, memory chips, internal hard drives, internal optical drives, cases and monitors;

•	Peripherals. This category consists of devices that are used in conjunction with computer systems and includes printers, power protection/backup devices, mice, scanners, external disk drives, multimedia peripherals, modems, projectors and digital cameras;

•	Software. This category includes operating system, security and anti-virus software;

•	Computer systems. This category consists of self-standing computer systems capable of functioning independently. In most of our operations, we assemble and sell personal computers and notebook computers under our own brands, under our customers’ brands and in unbranded cases;

•	Accessories. This category includes computer cables, connectors, computer and networking tools, media, media storage, keyboard and mouse accessories, speakers, computer furniture and networking accessories;

•	Networking. This category consists of hardware that enables two or more personal computers to communicate, and includes modems, routers, switches, hubs and wireless local area network access points, local area network (“LAN”) interface cards and wireless LAN interface cards; and

•	Other products. This category includes digital consumer electronics and special order products.

Our primary focus is on the components, peripherals and accessories categories, as these tend to have higher margins than the other product categories. We believe that a focus on components, peripherals and accessories, together with the vendor protection policies described below, help us reduce the risks of inventory obsolescence. We believe that our inventory obsolescence rates, at 0.12% and 0.19% of revenue in 2004 and 2005, respectively, are very low by industry standards. Our strategy is to maintain this core mix of product categories, and in particular to maintain high levels of sales in the components category, as more people in Latin America and the Caribbean become computer users.

Among our strategies for growth is the expansion of our offerings in the following categories or subcategories: enterprise-class networking products (including networking products, servers, storage and software), enterprise IP telephony products (including IP PBX systems and IP telephones), gaming and infotainment products (including video game systems) digital consumer electronics (including digital cameras and plasma displays) and products sold under our proprietary brands (for example, NEXXT Networking

Solutions). We plan to expand into these categories gradually as demand for these products grows among our customers and end user markets, our existing vendors start offering these products and we initiate relationships with new vendors offering these products.

Vendors

We have established direct relationships with many of the major global manufacturers of branded computer products, including Epson, Hewlett Packard, Intel, Kingston, Microsoft, Samsung, Seagate and Western Digital, as well as a host of generic component vendors from the United States and Asia. For the year ended December 31, 2004, our top ten vendors manufactured products that accounted for 60.5% of our revenue and our top vendor accounted for 13.9% of our revenue. For the year ended December 31, 2005, our top ten vendors manufactured products that accounted for 64.0% of our revenue and our top vendor accounted for 16.2% of our revenue. We continue to believe in the strategic importance of diversifying our revenues among multiple vendors.

We have entered into written distribution agreements with many of our vendors, which typically provide for nonexclusive distribution rights for specific territories. We believe that it is not common in our industry for vendors to have exclusive relationships with distributors, and, because the market for IT products is subject to rapid change and reliant upon product innovation, we believe that our customers are better served by our ability to carry competing brands. The agreements are generally short term and subject to periodic renewal.

Our vendors typically extend us payment terms of between 30 and 60 days. Vendors of branded products often offer us back-end rebates, promotions and incentives.

Like other IT distributors, we are subject to the risk that the value of our inventory will be affected adversely by vendors’ price reductions or by technological changes affecting the usefulness or desirability of the products comprising the inventory. It is the policy of many vendors of IT products to offer distributors some protection from the loss in value of inventory due to technological change or a vendor’s price reductions. Under many of these agreements, the distributor is restricted to a designated period of time in which products may be returned for credit or exchanged for other products or during which price protection credits may be claimed. We take various actions, including monitoring our inventory levels, soliciting frequent input from country managers about demand projections and controlling the timing of purchases, to maximize our protection under supplier programs and reduce our inventory risk.

When we sell a product, we issue our customer a warranty for the product with the same terms as the vendor’s warranty to us. We track the unique serial numbers of all products passing through all of our distribution facilities. By tracking unique serial numbers, we are able to determine whether specific products presented by our customers or our in-country operations for service or repair under warranty do in fact benefit from a warranty. This system allows us to limit the quantity of unauthorized returns of merchandise and to provide what we believe is the fastest and highest-quality return-to-manufacturer authorization service in the region. Our annual expenses incurred in honoring warranties issued to our customers were less than $2.1 million in 2005.

Customers, Sales and Marketing

Customers

We currently sell to over 32,000 distributors and resellers. Although the end users of our products are mostly individuals and small and medium businesses, we supply these end users through a well-established network of in-country distributors, value added resellers, system builders and retailers, as well as through United States-based distributors selling into these regions. We have always emphasized customer care and long-term customer development. We seek to build customer loyalty not only by having wide product selection and quick delivery times, but also by offering product training and support and by granting credit (when the customer is approved under our credit policies). We believe that the extension of payment terms to creditworthy customers is one of our key competitive advantages, as many of our local competitors do not have the financial resources to do so and as a result offer products only on a cash-and-carry basis.

For the year ended December 31, 2004, no single customer accounted for more than 2.4% of our revenue on a consolidated basis and the top ten customers by volume of sales accounted for less than 11.1% of our consolidated revenue. For the year ended December 31, 2005, no single customer accounted for more than 2.9% of our revenue on a consolidated basis and the top ten customers by volume of sales accounted for less than 11.2% of our consolidated revenue. Our strategy is not to rely on any single customer for a large percentage of sales, and to diversify sales in addition to maximizing sales from individual customers.

Sales

As of December 31, 2005, we maintained a sales force of 361 individuals in our in-country operations. Our Miami operations employed 24 people dedicated to serving third-party customers.

Each in-country sales force is managed by a general manager and, depending on the size of the operation, a sales manager. The general managers and the sales managers are responsible for customer relationships and development of new accounts. Our Chief Executive Officer and our commercial director also spend a considerable amount of time visiting customers and our in-country operations to develop new customer accounts and solidify and improve existing relationships.

We use an incentive-based compensation structure for our sales force that varies from country to country. Generally, the compensation consists of a base salary and variable commission and includes supplier promotional rebates. The commission is generally calculated as a percentage of collected gross profits.

Marketing

As of December 31, 2005, our marketing department consisted of 3 employees in Miami and 45 employees throughout the region. The marketing department’s responsibilities include oversight of our corporate identity, the preparation of marketing materials, various types of media activity and the development of marketing research studies and specialized reseller-focused events. In addition, the department works with vendors to establish periodic marketing and sales programs to generate vendor brand awareness and product demand. In this regard, our marketing department acts as a liaison between our company and our vendors.

The marketing department uses marketing and business development funds available from vendors of branded IT products for various activities, including the preparation of our annual product catalog and monthly pricing books, customer training, specialized events and trade shows. Our Miami operations administer all marketing funds and distribute them as needed to our in-country operations.

Some of our more notable marketing events are Connections (a semi-annual product and technology training events offered by vendors to the general managers and product managers of the in-country operations) and INTCOMEXPO (a private trade show at each of our in-country operations organized for the benefit of our customers, with 15 to 30 vendors present at each show).

Credit Risk Management

We extend payment terms, generally up to 30 days, to creditworthy customers of our Miami operations and of most of our in-country operations, although some higher-volume customers, such as large retailers, receive longer payment terms. In other in-country operations (most notably Argentina and Mexico), sales are primarily on a cash and carry basis, as we adjust our credit policies on a country-by-country basis depending mostly on local macroeconomic conditions.

We have established standardized credit policies for our Miami and in-country operations. Such policies include credit analysis, credit database checks, vendor and bank relationship checks, and, where necessary, collateralization. In addition, substantially all of our Miami operations’ accounts receivable (other than accounts receivable owed by affiliates) are insured by Euler Hermes ACI up to a maximum insurable amount of $17.5 million.

Our relatively low bad-debt expenses of 0.6%, 0.3% and 0.2% of net revenues for 2003, 2004 and 2005, respectively, are attributable to our standardized credit policies, the close and proactive monitoring of accounts receivables and collections by our Miami and in-country operations, the imposition of cash-only terms in higher risk countries, and our receivables’ diversification over a large number of countries and customers. Most of our credit losses are with respect to customers of our Miami operations, where we serve larger customers who in some cases are afforded credit lines in excess of $100,000. In our in-country operations, where credit lines typically do not exceed the $10,000 level, credit losses have been nominal.

Information Systems

We are in the process of integrating all of our local financial reporting systems into one common platform to generate our consolidated US GAAP financial statements using consolidation and budgeting software developed by Business Objects Americas. This system will assist us in standardizing financial information across subsidiaries, more rapidly consolidating our results and increasing the availability of financial information on all of our in-country operations. Furthermore, we are in the process of implementing new logistics software at our in-country operations, using TRAX by Sentai Software, the same software currently used in our Miami operations. This software system will help us improve the overall management of our subsidiaries and provide a solid platform for our future growth. Furthermore, in order to better adapt to higher shipping volumes, we have recently updated the logistics and inventory management systems employed in our Miami-based distribution center and are currently upgrading these systems in all of our in-country distribution centers.

Competition

The IT products distribution industry in Latin America and the Caribbean is highly competitive. The factors on which IT distributors compete include:

•	price;

•	availability and quality of products and services;

•	terms and conditions of sale;

•	availability of credit and credit terms;

•	timeliness of delivery;

•	flexibility in tailoring specific solutions to customers’ needs;

•	effectiveness of marketing and sales programs;

•	availability of technical and product information; and

•	availability and effectiveness of warranty programs.

Distribution of IT products in Latin America and the Caribbean is a very fragmented industry containing a few multinational companies, such as Ingram Micro, Inc. (present in Brazil, Chile and Mexico), Tech Data Corporation (present in Brazil, Chile, Uruguay and Peru), Bell Microproducts Inc. (present in Argentina, Brazil, Chile and Mexico) and Synnex Corporation (present in Mexico), and a large number of local companies that operate in a single country, such as Grupo Deltron S.A. in Peru and Airoldi Computación in Argentina. We have broad geographic coverage in Latin America and the Caribbean that is unique in our industry.

Our principal competitors are Ingram Micro and Tech Data, each of which operates local distribution centers in the limited number of markets listed above. In contrast, we are able to offer our vendors an in-country distribution channel to many Latin American and Caribbean markets. Additionally, while our product offering is more focused on components for white-box personal computers, Ingram and Tech Data are focused on high-end branded equipment, including servers. While these competitors are larger and better capitalized than we are, and in the case of the Mexican market have a significantly larger market share than we do, we believe that our multi-country, components-focused business model is better suited to Latin America and the Caribbean.

Our relatively large size, on the other hand, provides us with certain advantages over smaller local distributors, who sometimes have a lower cost structure than we do, in part because they may operate in the “informal” economy. Our advantages include more developed vendor relationships, broader product offerings, greater product availability and more effective customer service (including credit and technical support).

We believe that our geographical focus on and wide scope in Latin America and the Caribbean allow us to adopt a business model well suited to take advantage of the current characteristics of the market and of expected growth in the region. By combining the two roles of Miami aggregator and local distributor, we are able to take advantage of the economies of scale and relationships with vendors provided by a single home office in Miami and the direct contact and knowledge of the local markets gained from our offices in the various countries in which we operate. Our size and geographical focus benefit both our vendors and our customers. Vendors are able to sell to us in substantial order sizes and to sell their products throughout Latin America and the Caribbean. Customers benefit from the wide selection of products and support services of a larger company while at the same time having access to a local staff that is knowledgeable and service-oriented.

Trademarks and Domain Names

We have registered a number of trademarks and domain names for use in our business. We have registered trademarks such as “Intcomex” and “NEXXT Solutions” in the United States and in various Latin American and Caribbean jurisdictions. We also have registered domain names, including intcomex.com, nexxtsolutions.com, intcomex.cl, intcomex.ec and incomex.com.pe. We believe that our trademarks will help us build greater name recognition in the region in which we operate.

Employees

As of December 31, 2005, we employed 1,321 persons. Of these, approximately 151 were in Miami, with the rest located in our in-country operations. We do not have any collective bargaining agreements with our employees, nor are they unionized. We believe that our relations with our employees are generally good.

Our annual employee turnover rate varies by location. We believe based on management estimates that employee turnover is below the industry average. 28.5% of our employees in Miami have been with the company for over five years.

Properties and Facilities

Our Miami headquarters operate in a built-to-suit, 148,000 square foot facility, integrating executive-level management, warehousing, return-to-manufacturer authorization, purchasing, sales, marketing, credit, finance, technical support and customer service functions. Our Miami headquarters are located near the Port of Miami and Miami International Airport to facilitate access to the area’s air and container-cargo networks.

In addition, we operate 21 sales and distribution centers in 13 countries in Latin America and the Caribbean, including Mexico. The distribution centers include office space for the in-country operations’ personnel as well as warehouse space. These centers also include assembly lines for white-box personal computers that our value added reseller customers or we assemble locally. In total, our sales and distribution centers in Latin America and the Caribbean represent nearly 649,000 square feet of space (including 165,000 square feet of office and 484,000 square feet of warehouse space). We lease all of these centers with the exception of our center in Santiago, Chile and part of our center in Kingston, Jamaica, which we own.

Legal Proceedings

We are, from time to time, the subject of legal proceedings arising in the ordinary course of business. We do not believe that any proceedings currently pending or threatened will have a material adverse effect on our business or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Our principal market risk relates to foreign exchange rate sensitivity, which is the risk that due to devaluations in local currencies in certain markets in which we operate, future changes in foreign exchange rates will reduce our net income or our net assets.

We issue invoices in local currency in several of the markets in which we operate, including Chile, Colombia, Costa Rica, Guatemala, Jamaica and Mexico. We are thus exposed to the risk of currency devaluation between the time at which we issue the invoice and the time at which the customer pays the invoice. In those markets in which we invoice in the local currency, sales are invoiced based upon the U.S. dollar price translated into the local currency equivalent at the average daily rate on the date of sale. In the case of Chile, because receivables are large (sales in Chile accounted for 15.3%, 16.4% and 16.9% of our revenue in the years ended December 31, 2005, 2004 and 2003, respectively), we from time to time reduce our exposure to the risk of a devaluation in the Chilean peso by drawing on Chilean peso-denominated lines of credit in amounts equal to the amounts of our issued but unpaid invoices and using the borrowed Chilean pesos to acquire U.S. dollars on or shortly after the date of issuance of the invoice. In the other countries where we invoice in local currencies, we do not as a matter of course take steps to hedge against our foreign exchange risk. Aggregate sales in Colombia, Costa Rica, Guatemala, Jamaica and Mexico, where we have no policy of hedging foreign exchange risk, accounted for 23.0%, 17.4% and 18.4% of our consolidated revenue in the years ended December 31, 2005, 2004 and 2003, respectively.

All sales by our Miami operations, as well as sales by our in-country operations in Argentina, Peru and Uruguay, are denominated in U.S. dollars. However, in the event of a significant and sustained devaluation of the relevant local currency, our customers may have difficulties in paying invoices, the value of which will have increased in local currency terms. In these circumstances, we will usually offer a repayment plan for an affected customer, which in our experience has usually resulted in successful collection. In addition, substantially all of our Miami operations’ accounts receivable (other than accounts receivable owed by affiliates) are insured by Euler Hermes ACI up to a maximum insurable amount of $17.5 million.

In Ecuador, Panama and El Salvador, the U.S. dollar is legal tender.

In addition, a large portion of our selling, general and administrative expense outside the United States is denominated in local currency, principally the Argentine peso, Chilean peso, Guatemalan quetzal, Mexican peso and the Peruvian sol. We estimate that a one percent weakening or strengthening of the U.S. dollar against these local currencies would have increased or decreased our selling, general and administrative expenses by $237,000 for the year ended December 31, 2005.

We believe that our broad geographical scope lessens our exposure to the risk of significant and sustained currency devaluations in any of our Latin American or Caribbean markets.

It is our policy not to enter into foreign currency transactions for speculative purposes.

Interest rate risk

Another market risk that we are exposed to relates to interest rate sensitivity, which is the risk that future changes in interest rates will reduce our net income or our net assets.

Given that a majority of our debt is a fixed rate obligation, we do not believe that we have a material exposure to interest rate fluctuations. For 2005, assuming our $25.0 million floating rate credit facility with Comerica Bank was fully drawn for the entire year, a 1.0% (100 basis point) increase or decrease in the prime lending rate would result in a $250 thousand increase or decrease in our interest expense for the year.

Upon entering into the revolving credit facility, we may be exposed to fluctuations in interest rates. We currently do not intend to enter into any interest rate hedging arrangements to reduce this exposure to changes in interest rates.

It is our policy not to enter into interest rate transactions for speculative purposes.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

MANAGEMENT

Our certificate of incorporation and by-laws provide that the size of our board of directors will be determined by resolution of the board. Directors are elected at the annual meeting of shareholders for one-year terms and until their successors are duly elected and qualified. Executive officers serve at the discretion of the board of directors.

Pursuant to the shareholders agreement among us and each of our shareholders, so long as Anthony Shalom and Michael Shalom beneficially own securities representing not less than 25% of our voting power in the aggregate, we will take all necessary action to cause our board of directors to be composed of five directors, three of whom are to be nominated by CVC International and two of whom are to be nominated by Anthony Shalom and Michael Shalom. See “Certain Relationships and Related-Party Transactions—The Investment by CVC International in Our Company.”

The following table sets forth the name and age of each of our directors and executive officers and certain senior managers:

Name	Age	Position
Anthony Shalom	56	Chief Executive Officer, Director
Michael Shalom	35	President, Director
Enrique Bascur	49	Director
Gisele Everett	35	Director
Juan Pablo Pallordet	32	Director
Russell Olson	47	Treasurer and Chief Financial Officer, Assistant Secretary
Isaac Shalom	31	Secretary, Vice President of Administration
Mauro Butelmann	50	President, Intcomex Chile
Harry Luchtan	46	General Director, Centel
Yosef Kroitoro	40	Commercial Director

Anthony Shalom has been Chief Executive Officer and a director of Intcomex, Inc. since 2004. Prior to the investment by CVC International in our company, Mr. Shalom was President of Intcomex Holdings, LLC, serving in that capacity since the founding of our company in 1988. Mr. Shalom is the father of Michael Shalom and Isaac Shalom.

Michael Shalom has been President and a director of Intcomex, Inc. since 2004. Prior to the investment by CVC International in our company, Mr. Shalom was President of Intcomex Holdings, LLC, serving in that capacity from the founding of our company in 1988 through 1999 and from 2002 to 2004. Mr. Shalom served as Chairman and CEO of IFX Corporation, a Latin American telecommunications service provider, from 1999 until 2004. Mr. Shalom is the son of Anthony Shalom and the brother of Isaac Shalom.

Enrique Bascur has been a director of Intcomex, Inc. since 2005. Mr. Bascur is currently a Managing Director at CVC International, where he has worked since 1999, specializing in investments in Latin America, particularly Chile. Prior to 1999, he was the Corporate Finance Head at Citigroup’s office in Santiago, Chile, where he also managed the local equity investment unit. Mr. Bascur holds a degree in Civil Engineering from Universidad Católica de Chile and an M.B.A. degree from the Wharton School of the University of Pennsylvania.

Gisele Everett has been a director of Intcomex, Inc. since 2004. Ms. Everett is currently a Director at CVC International, where she has worked since 1998, specializing in private equity investments and divestitures in the electrical utilities, media, packaging, business services, technology and distribution sectors in Latin America and the Hispanic market in the United States. Ms. Everett holds an M.B.A. degree with distinction from Cornell University’s Johnson Graduate School of Management and a B.B.A. degree in Finance from Fundação Getulio Vargas in Brazil.

Juan Pablo Pallordet has been a director of Intcomex, Inc. since 2004. Mr. Pallordet is currently a Vice President of CVC International, where he has worked since 1999, specializing in private equity investments and divestments related to oil and gas, food and beverage, technology and media assets. Mr. Pallordet is currently a board member of Sundance Investment, LLC and Avantel, S.A. Mr. Pallordet holds an advanced degree in Industrial Engineering from Universidad de Buenos Aires.

Russell Olson has been Chief Financial Officer of Intcomex, Inc. since March 2005. Mr. Olson also serves as Assistant Secretary. Prior to joining our company, Mr. Olson served as Chief Financial Officer of ATX Technologies, Inc. in Irving, Texas. From 1985 to 2004, Mr. Olson served in a variety of capacities for Verizon Communications Inc. including business analysis, strategic planning and budgets, treasury, internal audit and financial planning. Most recently, he served as Executive Vice President of Finance and Chief Financial Officer for Grupo Iusacell, S.A. de C.V., a Mexican wireless subsidiary of Verizon. Mr. Olson holds a Master’s Degree in Finance from Fairfield University and a B.S. in Business Administration from the University of Arizona.

Isaac Shalom has been Secretary of Intcomex, Inc. since 2004. Mr. Shalom also serves as Vice President of Administration. Prior to the investment by CVC International in our company, Mr. Shalom was Vice President of Operations of Intcomex Holdings, LLC, serving in that capacity since 1995. Mr. Shalom is the son of Anthony Shalom and the brother of Michael Shalom. Mr. Shalom holds a B.S. degree summa cum laude in Management from Babson College in Wellesley, Massachusetts.

Mauro Butelmann has been President of Intcomex S.A., our Chilean subsidiary, since its founding in 1994. Mr. Butelmann is also the regional manager of our operations in Uruguay, Peru, Ecuador and Iquique, Chile. Prior to joining our company, Mr. Butelmann was co-founder and president of two Chilean IT companies, Generación Informática, S.A. and Consultorias y Asesorias Generación, S.A., from 1989 to 1994. Mr. Butelmann holds an M.B.A. degree from Universidad Católica de Chile.

Harry Luchtan has been General Director of Centel, our Mexican subsidiary, since its inception in 1991.

Yosef Kroitoro has been Commercial Director of our company since 1993. Mr. Kroitoro is responsible for vendor relationships, product procurement, supply-chain management and United States export sales. Prior to joining our company, Mr. Kroitoro was a managing director of a Panama-based manufacturer and distributor of private-label watches and electronics. Mr. Kroitoro holds a B.Sc. degree in Industrial Engineering from the University of Miami.

COMPENSATION ARRANGEMENTS AND EMPLOYMENT AGREEMENTS

Executive Compensation

The following table summarizes the compensation paid or accrued for the year ending December 31, 2005 to our Chief Executive Officer, our other executive officers and our most highly paid senior manager.

Summary Compensation Table

	Annual Compensation
Name and Principal Position	2005 Base Salary	Bonus for 2005	All Other Compensation
Anthony Shalom Chief Executive Officer	$350,000	$—	$6,300	(1)
Michael Shalom President	300,000	—	6,300	(1)
Russell Olson Chief Financial Officer and Treasurer	212,322	—	62,147	(2)
Isaac Shalom Secretary, Vice President of Administration	144,300	—	4,329	(1)
Yosef Kroitoro Commercial Director	237,064	—	6,300	(1)

(1)	These amounts reflect our contributions to the 401(k) plan.
(2)	This amount reflects $58,472 of relocation reimbursement and $3,675 of contributions to the 401(k) plan.

Compensation of Directors

Directors do not receive any compensation for their services.

Employment Agreements

We have an employment agreement with Russell Olson, our Chief Financial Officer and Treasurer, which expires on December 31, 2007 unless terminated earlier. As set forth in Mr. Olson’s employment agreement, Mr. Olson’s annual base salary is $245,000, plus (i) a guaranteed bonus of $122,500 prorated from the commencement of his employment to December 31, 2005, (ii) an annual performance bonus of up to $122,500 for each of the years commencing January 1, 2006 and January 1, 2007 and (iii) a long-term incentive bonus for each of the years commencing January 1, 2006 and January 1, 2007 based on the achievement of targeted financial performance goals and objectives. Mr. Olson is eligible to receive employee benefits comparable to the benefits provided to our other employees and reimbursement of certain relocation and temporary housing costs and reasonable business-related expenses.

In the event of termination of Mr. Olson’s employment by us without cause (as such term is defined in the employment agreement), we will be obligated to pay to Mr. Olson all bonuses on a prorated basis to the date of termination plus an amount equal to either (i) 6 months of his base salary if the termination occurs during the period ending March 13, 2006, or (ii) 4 months of his base salary if the termination occurs during the period between March 14, 2006 and December 31, 2007. If a sale of more than 50.1% of the voting stock of our Company results in a material adverse change in Mr. Olson’s duties and responsibilities not acceptable to him, we will be obligated to pay Mr. Olson a severance payment in an amount equal to 6 months of his base salary and to reimburse him for certain relocation costs. Following the termination of his employment, Mr. Olson will be subject to non-solicitation and other non-competition restrictions for a period of two years if Mr. Olson resigns or we terminate his employment for cause (as such term is defined in the employment agreement), or for a period of one year if we terminate Mr. Olson’s employment without cause or the employment agreement is not renewed after its expiration.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of May 1, 2006 with respect to (i) all persons known by us to be the beneficial owners of more than 5% of our common stock; (ii) all named executive officers; (iii) all directors; and (iv) all directors and executive officers as a group.

Beneficial Owner	Number of Shares		Percentage of Total Voting Shares(3)
Co-Investment LLC VII (Intcomex)(1)(4) 399 Park Avenue, 14th Floor New York, NY 10022	52,545	(2)	52.5%

Anthony Shalom(4) 9835 NW 14th Street Miami, Florida 33172	23,036		23.0%

Michael Shalom(4) 9835 NW 14th Street Miami, Florida 33172	8,952		9.0%

Enrique Bascur(1) (5)	—		—

Gisele Everett(1)	—		—

Juan Pablo Pallordet(1)	—		—

Russell Olson	—		—

Isaac Shalom	—		—

Yosef Kroitoro	—		—

All directors and executive officers as a group (seven persons)	31,988		32.0%

(1)	Co-Investment LLC VII (Intcomex) is controlled by Citigroup Inc. Each of Mr. Bascur, Ms. Everett and Mr. Pallordet was nominated as a Director of our company by CVC International, pursuant to the terms of our shareholders agreement. See “Certain Relationships and Related-Party Transactions—The Investment by CVC International in Our Company.”
(2)	In connection with the investment by CVC International in our company, all of our other shareholders holding voting stock have pledged that stock to CVC International as security for certain obligations undertaken pursuant to the investment. In addition, CVC International has the right to purchase the stock held by other shareholders under certain other circumstances. See “Certain Relationships and Related-Party Transactions—The Investment by CVC International in Our Company.”
(3)	Pursuant to the Centel share purchase agreement, we issued on August 22, 2005, 2,182 shares of our non-voting stock representing 2.14% of our outstanding stock. Mr. Luchtan received 51% of such shares.
(4)	Pursuant to the August 2004 shareholders agreement, amended and restated in April 2005, among us and each of our shareholders, a copy of which is filed as exhibit 10.2 to this registration statement, so long as Anthony Shalom and Michael Shalom beneficially own securities representing not less than 25% of our voting power in the aggregate, we will take all necessary action to cause our board of directors to be composed of five directors, three of whom are to be nominated by CVC International and two of whom are to be nominated by Anthony Shalom and Michael Shalom. The shareholders agreement also provides that we may not effect certain amendments to our certificate of incorporation or bylaws, incur certain levels of indebtedness, change our line of business or take certain other actions, without in each case obtaining the consent of the directors of our company appointed by Anthony Shalom and Michael Shalom. Pursuant to the shareholders agreement, our shareholders have agreed to certain restrictions on the transfer of their stock in our company, including rights of first offer, tag-along rights, drag-along rights and lock-ups. See below “Certain Relationships and Related-Party Transactions—Shareholders’ Agreement.”
(5)	Mr. Bascur is a member of the CVC International divestment committee that must approve any sale of Co-Investment LLC VII (Intcomex)’s shares in our Company.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The Investment by CVC International in Our Company

In August 2004, CVC International, the division of Citigroup engaged in private equity investments in emerging markets, acquired 52.5% of the equity interests of our company, and we redeemed all of the equity interests in our company held by our former non-management shareholders and some of the equity interests in our company held by our management shareholders. After giving effect to the acquisition and redemptions, Anthony Shalom and Michael Shalom became our second and third largest shareholders (after CVC International), with holdings of 23.0% of 9.0% of our stock, respectively. The other holders of voting stock in our company are also members of our management.

Shareholders’ Agreement

Pursuant to the August 2004 shareholders agreement among us and each of our shareholders, so long as Anthony Shalom and Michael Shalom beneficially own securities representing not less than 25% of our voting power in the aggregate, we will take all necessary action to cause our board of directors to be composed of five directors, three of whom are to be nominated by CVC International and two of whom are to be nominated by Anthony Shalom and Michael Shalom.

The shareholders agreement also provides that we may not effect certain amendments to our certificate of incorporation or bylaws, incur certain levels of indebtedness, change our line of business or take certain other actions, without in each case obtaining the consent of the directors of our company appointed by Anthony Shalom and Michael Shalom. In addition, each of our shareholders other than CVC International, whom we refer to as our minority shareholders, has granted CVC International an option to purchase all of our capital stock owned by such minority shareholder at fair value upon the occurrence of a “termination event.” A termination event includes generally a termination of such minority shareholder’s employment (or other relationship) with our company for cause or the termination by such minority shareholder of his or her employment (or other relationship) with our company without good reason. Pursuant to the shareholders agreement, our shareholders have agreed to certain restrictions on the transfer of their stock in our company, including rights of first offer, tag-along rights, drag-along rights and lock-ups. The shareholders agreement also provides Centel’s pre-acquisition shareholders (who received non-voting stock in our company in partial exchange for their shares in Centel with observer rights in connection with meetings of our board of directors. After the occurrence of both the termination of the shareholders agreement and an initial public offering, Centel’s pre-acquisition shareholders will in certain circumstances be entitled to put to us equity securities in our company beneficially owned by such shareholders at a price equal to the closing trading price of our shares on the date of delivery of the put notice. The put right terminates as to each of Centel’s pre-acquisition shareholders if all of such person’s non-voting equity securities in our company are exchanged for voting equity securities. In addition, we may elect, upon exercise of the put right, instead of acquiring the equity securities, to exchange all such non-voting equity securities for voting equity securities, and upon such exchange we shall no longer have an obligation to purchase the put equity securities.

Transactions with IFX Corporation

Michael Shalom, our President, is the Chairman of IFX Corporation. IFX provides internet access services for our offices in Miami and our subsidiaries in Guatemala, Colombia, Panama and Chile. The total amounts paid for these services in 2005 and 2004 were $232,000 and $73,000, respectively. In addition, we sell IT products to IFX. We sold $118,000 and $409,079 worth of IT products to IFX in 2005 and 2004, respectively. The trade receivables of IFX Corporation are guaranteed by Techno-Mundial, S.A., a former shareholder. The outstanding receivable balance from IFX as of December 31, 2005 and 2004 was $1,403,000 and $985,000, respectively. We believe that all transactions with IFX have been made on arm’s-length terms and in the ordinary course of business.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Notes

On August 25, 2005 we completed a $120 million senior secured notes offering. The notes have terms identical to the terms of the exchange notes offered hereby, except for transfer restrictions and registration rights relating to the August 2005 senior secured notes.

Revolving Credit Facility

On August 25, 2005, Software Brokers of America, Inc., or SBA, our wholly owned subsidiary which is our only operating entity in the United States, entered into a senior secured revolving credit facility, or the revolving credit facility, with Comerica Bank, or Comerica.

The following is a summary of the material terms contained in the revolving credit facility. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the revolving credit facility.

Drawings. Subject to customary conditions, including the absence of defaults, amounts available under the revolving credit facility (computed on the basis of a borrowing base formula linked to the value of SBA’s accounts receivable and inventory, subject to a cap of $25.0 million) may be borrowed, repaid and reborrowed on or after the closing, as applicable, $7.5 million of which can be in the form of letters of credit, until the maturity date thereof. The revolving credit facility may be utilized to fund our working capital requirements.

Maturity. Unless terminated earlier, the revolving credit facility has a maturity of three years.

Interest and Fees. At SBA’s option, amounts due under the revolving credit facility bear interest at a rate equal to (i) Comerica’s prime-based rate or (ii) a LIBOR-based rate plus 1.90% per annum. Comerica’s prime-based rate is a rate that is the greater of (i) Comerica’s prime rate minus 0.75% per annum and (ii) the interest rate applicable to overnight Federal Funds transactions between members of the Federal Reserve System. In addition, SBA paid an administrative fee of up to $100,000 at closing and will pay $50,000 per annum thereafter. An unused fee equal to 0.25% per annum of the daily average undrawn portion of the revolving credit facility shall accrue and shall be payable quarterly in arrears. Additional customary fees are payable upon the issuance of letters of credit. Upon the occurrence of any event of default under the revolving credit facility, interest will accrue at a rate equal to 3% per annum above the otherwise applicable rate.

Guarantees. SBA’s obligations under the revolving credit facility are unconditionally guaranteed by Intcomex, Inc., limited to a maximum guaranteed principal amount of $25.0 million plus interest and Comerica’s costs of collection.

Security. The revolving credit facility is secured by first priority security interests in SBA’s accounts receivable, inventory and other assets (but excluding stock or shares in our direct and indirect subsidiaries).

Covenants. The revolving credit facility contains a number of covenants that, among other things, restrict SBA’s ability to (i) incur additional indebtedness; (ii) make certain capital expenditures; (iii) guarantee obligations, other than SBA’s guarantee of the notes; (iv) create or allow liens on assets, other than liens securing the notes; (v) make investments, loans or advances; (vi) pay dividends, make distributions or undertake stock and other equity interest buybacks; (vii) make certain acquisitions; (viii) engage in mergers, consolidations or sales of assets; (ix) use proceeds of the revolving credit facility for certain purposes; (x) enter into certain lease obligations; (xi) enter into transactions with affiliates on non-arms’ length terms, (xii) sell or securitize receivables, (xiii) make certain payments on subordinated indebtedness, and (xiv) create or acquire subsidiaries. The revolving credit facility contains financial covenants requiring us to (i) maintain tangible effective net worth of not less than $25.0 million (tested quarterly); (ii) maintain a ratio of senior debt to tangible effective net worth of not more than 2.5 to 1.0 (tested quarterly); and (iii) maintain, for each fiscal year, net income of not less than $0.

Events of Default. The revolving credit facility contains customary events of default, including (i) nonpayment of principal, interest or fees; (ii) certain defaults under our or SBA’s agreements or instruments of indebtedness; (iii) noncompliance with covenants; (iv) material breaches of representations and warranties; (v) certain change of management, ownership or control events; (vi) insolvency and bankruptcy-related events or dissolution; (vii) certain ERISA matters; and (viii) judgment defaults.

In-country Credit Facilities

Some of our in-country operations have outstanding credit facilities, which we use primarily to finance working capital needs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

DESCRIPTION OF EXCHANGE NOTES

We issued the initial notes and will issue the exchange notes under an indenture dated August 25, 2005 among Intcomex, Inc., the Guarantors and The Bank of New York, as trustee. The indenture contains provisions that define your rights under the exchange notes. In addition, the indenture governs the obligations of the Company and of each Guarantor under the exchange notes. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act. We refer to the initial notes, the exchange notes and the other notes that may be issued pursuant to the indenture collectively as the notes. For purposes of this section of the prospectus, references to the “Company,” “we,” “us,” “our” or similar terms shall mean Intcomex, Inc. without its subsidiaries. The definitions of certain capitalized terms used in this section are set forth below under “—Certain Definitions.”

The following description is a summary of the material provisions of the indenture. It does not restate those agreements in their entirety. We urge you to read the indenture and because it, and not this description, defines your rights as holders of the exchange notes. A copy of the indenture is filed as an exhibit to this registration statement of which this prospectus is a part and can be obtained in the manner set forth under “Where You Can Find More Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

Overview

The exchange notes will:

•	be general senior obligations of the Company;

•	be guaranteed on a senior basis by the Company’s Domestic Restricted Subsidiaries;

•	be secured by a second priority lien on the Collateral (as described below) owned by the Company and the Guarantors;

•	be issued in an amount of up to $120 million;

•	mature on January 15, 2011.

Additional Notes

The Company may issue additional notes (the “additional notes”) under the indenture from time to time, subject to the limitations set forth under the covenants “Limitation on Incurrence of Debt” and “Limitation on Liens” and the definition of “Permitted Additional Second Priority Lien Obligations.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes of the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The additional notes will be secured, equally and ratably with the notes, by the Second Priority Lien on the Collateral described below under the caption “Ranking—Ranking of the Notes.” All references to the notes herein include the additional notes.

Payments on the Notes

Principal of and interest and premium, if any, on the notes will be payable at the office or agency of the Company maintained for such purposes, which initially will be the office of the Trustee or an agent thereof. In addition, except in the case of notes in global certificated form, in which case payment by wire transfer shall be required, the payment of interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register or by wire transfer to the accounts specified by them. The notes will be issued only in fully registered form without coupons, in minimum denominations of $5,000 and any integral multiple of $1,000.

Interest

The notes will mature on January 15, 2011. The notes will bear interest at a rate of 11 3/4% per annum and will be payable semi-annually in arrears on January 15 and July 15 of each year to Holders of record at the close of business on January 1 or July 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. Interest on the notes will accrue from the last interest payment date on which interest was paid on the notes surrendered in exchange. Except as required by law, the Company will make each interest payment without withholding or deduction for or on account of any taxes imposed by the United States or any political subdivision or taxing authority therein.

Sinking Fund

As a mandatory sinking fund (the “Sinking Fund”), the Company will redeem on August 15 of each of the years 2007 to 2009, inclusive, $5,000,000 aggregate principal amount of notes at a redemption price equal to 100% of the aggregate principal amount of the notes to be redeemed, together with accrued and unpaid interest to the redemption date. The Company may, at its option, credit against the aggregate principal amount of the notes to be redeemed in connection with any Sinking Fund redemption (to the extent not previously credited) the aggregate principal amount of notes:

(a) previously or contemporaneously redeemed by it pursuant to the provisions described under “Optional Redemption” (or previously or contemporaneously called for redemption pursuant to such provisions so long as the redemption price therefor shall have been deposited in trust for that purpose in accordance with the indenture); and

(b) previously or contemporaneously acquired by it (and delivered to the Trustee for cancellation), whether by privately negotiated transactions, by way of tender offers or otherwise,

in either case described in clauses (a) and (b) above other than through mandatory Sinking Fund redemptions.

Transfer and Exchange

A Holder may transfer or exchange the notes at the office or agency of the Company maintained for such purposes, which initially will be the office of the Trustee or an agent thereof. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be made for any registration of transfer, exchange or redemption of notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith. The Company is not required to transfer or exchange any notes for a period of 15 days before a selection of the notes to be redeemed. The registered Holder of a note will be treated as the owner for all purposes.

Note Guarantees

The Guarantors unconditionally will jointly and severally guarantee the Company’s obligations under the indenture and the notes on a senior secured basis. The indenture provides that the obligations of a Guarantor under its Note Guarantee will be limited to the maximum amount as will result in the obligations of such Guarantor under the Note Guarantee not to be deemed to constitute a fraudulent conveyance or fraudulent transfer under federal or state law. Each Note Guarantee will be secured (subject only to Permitted Liens) by the Second Priority Lien on the assets of each Guarantor constituting Collateral, to the extent described under “—Collateral.”

As of the date of the indenture, all of the Company’s existing and future Domestic Restricted Subsidiaries were Guarantors. However, under the circumstances described below under the subheading “—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries,” any of the Company’s Subsidiaries may be designated as an “Unrestricted Subsidiary.” Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not Guarantee the notes. In addition, not all of our Restricted Subsidiaries will be Guarantors. The notes will be effectively junior to all of the Debt and other obligations of the Subsidiaries of the Company that are not Note Guarantors. As of December 31, 2005, such Subsidiaries had $49.9 million of Debt and other obligations and trade payables outstanding (excluding intercompany Debt).

The Note Guarantees may be released as described under “—Certain Covenants—Release of Note Guarantees.”

Ranking

Ranking of the Notes

The notes will be senior obligations of the Company. As such, the notes will rank:

•	equally with all existing and future unsubordinated Debt of the Company; and

•	senior in right of payment to all existing and future subordinated Debt of the Company.

The notes will be secured, subject to certain exceptions, by the Second Priority Liens on the Collateral (as defined below). The Debt Incurred under the Credit Agreement will be secured by the First Priority Lien on the Non-Capital Interest Collateral and guaranteed by the Company on an unsecured basis. As a result, the notes will be effectively (a) junior to any Debt of the Company and the Guarantors which either is (i) secured by the First Priority Liens (including the Company’s obligations under the Credit Agreement) or (ii) secured by assets which are not part of the Collateral securing the notes, in each case, to the extent of the assets securing such Debt and (b) equal in rank with any Permitted Additional Second Priority Lien Obligations.

As of December 31, 2005, the Company and its Subsidiaries had $125.0 million of Debt outstanding on a consolidated basis (none of which was Debt under the Credit Agreement), and a $23.9 million of available drawings under our Credit Agreement.

The Company and the Guarantors can increase the amount of First Priority Lien Obligations beyond the amount of the Credit Agreement up to the amount permitted in the definition of First Priority Lien Obligations. The Company and the Guarantors can issue additional notes as permitted under the covenant described under “—Certain Covenants—Limitation on Incurrence of Debt” and the definition of “Permitted Additional Second Priority Lien Obligations.”

Ranking of the Note Guarantees

Each Note Guarantee is a senior secured obligation of the Guarantor. As such each Note Guarantee will rank:

•	equally with all existing and future unsubordinated Debt of the Guarantor;

•	senior in right of payment to all future subordinated Debt of the Guarantor, if any; and

•	effectively junior to the First Priority Lien Obligations guaranteed by the Guarantor, to the extent of the value of the Guarantor’s assets securing such First Priority Lien Obligations.

Collateral

Under the Security Documents, the notes and the Note Guarantees will be secured by Second Priority Liens on:

(a) 100% of the Capital Interests of all the Company’s existing and future Domestic Restricted Subsidiaries that are owned directly by the Company or any Guarantor (but none of any limited liability company that directly owns a Foreign Restricted Subsidiary);

(b) 65% of the Capital Interests of all the Company’s existing and future Foreign Restricted Subsidiaries that are owned directly by the Company or any Guarantor (together with the Capital Interests referred to in clause (1), the “Capital Interest Collateral”); and

(c) substantially all of the other assets of SBA to the extent that such assets secure the First Priority Lien Obligations and to the extent that a Second Priority Lien is able to be granted or perfected therein (the “Non-Capital Interest Collateral”)

other than Excluded Assets (together, the “Collateral”). The Lien on the Collateral securing the Obligations under the notes and the Note Guarantees will be a perfected second priority Lien (to the extent attainable by the filing of UCC financing statements or by possession with respect to certificated Capital Interests), subject to Permitted Collateral Liens.

The notes will be effectively subordinated to the Credit Agreement of the Company to the extent that the proceeds of the Collateral, on which the Trustee for the notes will have the Second Priority Lien, are used to repay the Credit Agreement pursuant to the First Priority Lien Documents. In that event, any such amount of the Collateral would no longer be available to secure obligations under the notes. The Capital Interest Collateral did not secure the Credit Agreement on the Issue Date, but may secure the Credit Agreement or other First Priority Lien Obligations in the future. No leasehold interests secured the First Priority Lien Obligations on the Issue Date.

After-Acquired Property; Excluded Assets; Permitted Liens

The indenture and the Security Documents require that the Company and the Guarantors grant to the Trustee, for its benefit and for the benefit of the Holders, a Second Priority Lien on all After-Acquired Property (other than Excluded Assets) of the kinds described above as Collateral if, in the case of the Non-Capital Interest Collateral, such After-Acquired Property secures the First Priority Lien Obligations. In addition, any future Domestic Restricted Subsidiaries will be required to guarantee the notes and similarly grant Second Priority Liens on their assets which constitute Collateral to the Trustee, for its benefit and for the benefit of the Holders.

The notes and the Note Guarantees will not be secured by After-Acquired Property securing Purchase Money Debt, Acquired Debt (to the extent the Liens on such After-Acquired Property were incurred prior to (and not in connection with) the acquisition thereof) or Refinancing Debt in respect thereof. The indenture also permits the Company and its Subsidiaries to create other Permitted Collateral Liens.

Enforcement and Foreclosure.

Subject to the Intercreditor Agreement described below, if an Event of Default occurs under the indenture, the Trustee, on behalf of the Holders, in addition to any rights or remedies available to it under the indenture, will be entitled to take such actions as the Trustee deems advisable to protect and enforce its rights in the Collateral for the notes, including, without limitation, the institution of foreclosure proceedings in accordance with the Security Documents and applicable law. However, the rights and remedies available to the Trustee under the Security Documents and the actions permitted to be taken by it thereunder will be subject to the provisions of the Intercreditor Agreement.

The right of the Trustee to repossess and dispose of Collateral upon the occurrence of an Event of Default under the indenture will be subject to the provisions of the Intercreditor Agreement. The Trustee will have no ability to control any foreclosure with respect to any of the Collateral also securing First Priority Lien Obligations for so long as any portion of First Priority Lien Obligations remain unpaid (including, without limitation, the time or method). See “—Intercreditor Agreement.”

With respect to Collateral that does not also secure the First Priority Lien Obligations or following Discharge of First Priority Lien Obligations, the Trustee may also have limited rights with respect to other assets included as Collateral but which are subject to a Permitted Collateral Lien. The Trustee will apply the proceeds received by the Trustee from any foreclosure of the Collateral

•	first, to pay the expenses of such foreclosure and fees and other amounts then payable to the Trustee under the indenture and the Security Documents; and

•	thereafter, to pay ratably the principal of and interest and premium, if any, on the notes (including the additional notes, if any).

With respect to any of the Collateral, the right of the Trustee or the Representative(s) is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against the Company prior to the Trustee or the Representative(s) having repossessed and disposed of the Collateral.

The indenture permits the release of Collateral without the substitution of additional Collateral under the circumstances described under “—Certain Covenants—Limitation on Asset Sales.” Collateral of a Guarantor will also be released as security for the applicable Note Guarantee upon the release of such Guarantor’s Note Guarantee. See “—Possession, Use and Release of Collateral.”

The amounts realizable by the Trustee or the Representative(s) in respect of the Collateral in the event of a liquidation will depend upon market and economic conditions at such time, the availability of buyers, certain existing Liens and similar factors.

The fact that the Lenders under the Credit Agreement have (and future holders of First Priority Lien Obligations may have) a First Priority Lien on some or all of the Collateral and that other obligors may benefit from other Permitted Collateral Liens could have a material adverse effect on the amount that would be realized by the Holders of the notes upon a liquidation of the Collateral. The Company may also issue additional notes as described above, and these additional notes will be secured ratably by the Collateral with the same priority as the notes. The issuance of additional notes could therefore also have a material adverse effect on the amount that would be realized by the Holders of the notes upon a liquidation of the Collateral. In addition, the Trustee will not have any Liens on Excluded Assets. See “Risk Factors—Risks relating to the exchange notes—If there is a default, the value of the collateral may not be sufficient to repay both the first priority creditors and the holders of the exchange notes.” If the proceeds of the Collateral received by the Holders are not sufficient to repay all amounts due on the notes, the Holders (to the extent not repaid from the proceeds of the sale of the Collateral) will have only an unsecured claim against the remaining assets, if any, of the Company. See “—Intercreditor Agreement.”

Some or all of the Collateral is illiquid and may have no readily ascertainable market value. Moreover, there can be no assurance that such Collateral will be saleable, or, if saleable, that there will not be substantial delays in its liquidation. To the extent that Liens, rights or easements granted to third parties encumber assets owned by the Company and the Guarantors, those third parties may be entitled to exercise rights and remedies with respect to the property subject to such Liens that could adversely affect the value of the Collateral and the ability of the Trustee or the Holders to realize or foreclose on such Collateral. See “Risk Factors—Risks relating to the notes—Rights of holders of notes in the collateral may be adversely affected by the failure to perfect security interests.”

Intercreditor Agreement

Simultaneously with the closing of the offering of the notes, the SBA entered into the Credit Agreement, and the administrative agent under the Credit Agreement, on behalf of the Lenders, and the Trustee, on behalf of the Holders, entered into the Intercreditor Agreement. The Intercreditor Agreement provides for a subordination of the Lien of the Trustee in the Collateral to the Lien of the Lenders in the Collateral and the enforcement provisions relating thereto. If the Company and/or the Guarantors Incur any other First Priority Lien Obligations, an Intercreditor Agreement will apply to such other First Priority Lien Obligations.

Pursuant to the terms of the Intercreditor Agreement, prior to the Discharge of First Priority Lien Obligations, the Representative(s) for the then outstanding First Priority Lien Obligations will determine the time and method by which the security interests in the Collateral will be enforced (other than the Capital Interest Collateral at any time when it does not secure First Priority Lien Obligations). The Trustee will not be permitted to enforce the security interests in such Collateral even if an Event of Default has occurred and the notes have been accelerated except the Trustee will be permitted:

•	in any insolvency or liquidation proceeding, to file a claim or statement of interest with respect to the notes, or

•	upon notice to the Collateral Agent, to take any action not adverse to the Lenders to preserve or protect its rights in the Collateral, provided that such action does not involve the enforcement of, foreclosure on, or realization upon the Collateral.

Following the enforcement by the administrative agent on behalf of the Lenders against the Collateral, proceeds of such Collateral will be applied first to the then outstanding First Priority Lien Obligations. If such application of proceeds results in the Discharge of First Priority Lien Obligations, any remaining Collateral (including proceeds thereof) will be delivered to the Trustee. After the Discharge of First Priority Lien Obligations, the Trustee in accordance with the provisions of the indenture and the Security Documents will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration) of the Collateral received by it under the Security Documents for the benefit of the Holders of the notes to the extent amounts remain payable thereunder.

Possession, Use and Release of Collateral

Subject to and in accordance with the provisions of the Security Documents, the indenture, and the Credit Agreement so long as the Trustee or the Lenders have not exercised their rights with respect to the Collateral upon the occurrence and during the continuance of an Event of Default, the Company and the Guarantors will have the right to remain in possession and to retain control of the Collateral (other than the certificated Capital Interests constituting Capital Interest Collateral), to operate the Collateral, to alter or repair the Collateral and to collect, invest and dispose of any income therefrom.

Collateral may be released from the Second Priority Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents (including the Intercreditor Agreement), or as provided hereby. Whether prior to or after the Discharge of First Priority Lien Obligations, upon the request of the Company pursuant to an officers’ certificate certifying that all required conditions under the Security Documents have been met and without the consent of the Trustee or any Holder, the Company and the Guarantors will be entitled to releases of assets included in the Collateral from the Liens securing the notes under any one or more of the following circumstances:

•	to enable the Company or any Guarantor to consummate any sale, lease, conveyance or other disposition of any assets or rights permitted under “—Certain Covenants—Limitation on Asset Sales” free and clear of the Liens of the indenture and the Security Documents;

•	for so long as any First Priority Lien Obligations are outstanding, if the Representative(s) has or have agreed to release its or their Lien in any of the Collateral in connection with the realization of the Representative(s) or Lenders’ rights with respect to such Collateral (including by way of foreclosure), and the Trustee is granted a Second Priority Lien for its benefit and the benefit of the Holders on the proceeds of such Collateral;

•	in respect of Capital Interests of any Guarantor, concurrently with the release of such Guarantor’s Note Guarantee as provide under “—Certain Covenants—Release of Note Guarantees;”

•	in respect of Capital Interests of any Foreign Restricted Subsidiary, upon designation of such Foreign Restricted Subsidiary as an Unrestricted Subsidiary in accordance with “—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries;”

•	the assets to be released have been taken by eminent domain, condemnation or in similar circumstances; and

•	pursuant to an amendment, waiver or supplement in accordance with “—Amendment, Supplement and Waiver.”

Upon receipt of such officers’ certificate, the Trustee shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted to be released pursuant to the indenture or the Security Documents.

Notwithstanding the above provisions, so long as no Event of Default shall have occurred and be continuing or would result therefrom and so long as such transaction would not violate the indenture, the Company and the Guarantors may, to the extent permitted by applicable law, without any action or consent sent by the Trustee, conduct ordinary course activities with respect to inventory and accounts receivable, including selling inventory and utilizing the cash proceeds therefrom or from the collection of accounts receivable and utilizing the proceeds therefrom; disposing of, in any transaction or series of related transactions, any property subject to the Lien of the Security Documents which has become worn out, defective or obsolete or not used or useful in the business and which is, to the extent required by the indenture or the Security Documents, replaced by property of substantially equivalent or greater value which becomes subject to the Lien of the Security Documents as After-Acquired Property. The Company will be obligated to deliver to the Trustee, within 30 calendar days following of any year, an officers’ certificate to the effect that all releases and withdrawals during the preceding twelve-month period in which no release or consent of the Trustee was obtained were in the ordinary course of the Company’s business and were not prohibited by the indenture.

In the event that Rule 3-16 of Regulation S-X under the Securities Act (or any successor regulation) requires the filing with the SEC of separate financial statements of any Subsidiary of the Company because such Subsidiary’s Capital Interests are pledged as Collateral securing the notes, the portion (or, if necessary, all) of such Capital Interests necessary to eliminate such filing requirement will automatically be deemed released and to not have been part of the Collateral. In such event, the Company and the Trustee will amend or modify the Security Documents as necessary to evidence such release.

The Company will be entitled to obtain a full release of all of the Collateral following satisfaction and discharge of the notes or legal defeasance or covenant defeasance of the indenture as described below under “—Satisfaction and Discharge of the Indenture; Defeasance.”

Certain Bankruptcy Limitations

Bankruptcy law could prevent the Trustee (or the Representative(s), as the case may be) from repossessing and disposing of, or otherwise exercising remedies in respect of, the Collateral upon the occurrence of an Event of Default if a bankruptcy proceeding were to be commenced by or against the Company prior to the Trustee (or the Representative(s), as the case may be) having repossessed and disposed of, or otherwise exercised remedies in respect of, the Collateral. Under applicable bankruptcy law, secured creditors such as the Trustee and the Representative(s) are prohibited from repossessing security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, applicable bankruptcy law permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral. The court may find “adequate protection” if the debtor pays cash or grants additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments with respect to the notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee (or the Representative(s), as the case may be) could repossess or dispose of the Collateral or whether or to what extent holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.”

Other Limitations or Remedies in Respect of Collateral

In addition, the Trustee may need to evaluate the impact of potential liabilities before determining to foreclose on the Collateral, because holders that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at the secured property. In this regard, the Trustee may decline to foreclose on the secured property or exercise remedies available if it does not receive indemnification to its satisfaction from the holders. Finally, the Trustee’s ability to foreclose on the Collateral on your behalf is subject to the Representative(s)’ rights under the Intercreditor Agreement and may be subject to the consent of third parties, prior Liens, the Trustee’s diligence in maintaining perfection of Liens, Permitted Collateral Liens and practical problems associated with the realization of the Trustee’s Lien on the Collateral.

Optional Redemption

The notes are subject to redemption, at the option of the Company, in whole or in part, at any time on or after January 15, 2007, upon not less than 30 nor more than 60 days’ notice at the Redemption Prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the 12-month period beginning January 15, of the years indicated:

Year	Redemption Price
2007	106.000%
2008	105.875%
2009	102.500%
2010 and thereafter	100.000%

In addition to the optional redemption of the notes in accordance with the provisions of the preceding paragraph, prior to January 15, 2007, 2006, the Company may, with the net proceeds of one or more Public Equity Offerings of Qualified Capital Interests, redeem up to 35% of the aggregate principal amount of the outstanding notes at a Redemption Price of 111.75% of the principal amount thereof, plus accrued interest, if any, to the redemption date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date); provided that at least 65% of the principal amount of notes originally issued on the Issue Date remains outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Public Equity Offering.

In the event that less than all of the notes are to be redeemed at any time (including pursuant to any Sinking Fund redemption), selection of notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which notes are listed or, if the notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by any other method as the Trustee shall deem fair and appropriate. If a partial redemption is made with the proceeds of a Public Equity Offering, selection of the notes or portions thereof for redemption shall, subject to the preceding sentence, be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of DTC), unless the method is otherwise prohibited. No notes of a principal amount of $1,000 or less shall be redeemed in part and notes of a principal amount in excess of $1,000 may be redeemed in part in multiples of $1,000 only.

Notice of any redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the redemption date (other than for notice of a Sinking Fund payment, which shall require

10 days’ notice) to each Holder of notes to be redeemed at its registered address. If notes are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof (if any) will be issued in the name of the Holder thereof upon cancellation of the original note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made, as appropriate).

On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as the Company has deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the indenture.

Change of Control

Within 30 days following any Change of Control, the Company shall give notice to each Holder of notes describing the transaction or transactions that constitute the Change of Control and make an Offer to Purchase all of the outstanding notes at a Purchase Price in cash equal to 101% of the principal amount tendered, together with accrued interest, if any, to but not including the Purchase Date on the Purchase Date specified in such notice, pursuant to the procedures required by the indenture and described in such notice.

On the Purchase Date, the Company will, to the extent lawful:

•	accept for payment all notes or portions thereof properly tendered pursuant to the Offer to Purchase;

•	deposit with the paying agent an amount equal to the Purchase Price in respect of all notes or portions thereof so tendered; and

•	deliver or cause to be delivered to the Trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Company.

The paying agent will promptly mail to each Holder of notes so tendered the Purchase Price for such notes, and the Trustee will promptly authenticate and mail or cause to be transferred by book entry to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $5,000 or an integral multiple of $1,000. The Company will publicly announce the results of the Offer to Purchase on or as soon as practicable after the Purchase Date.

The phrase “all or substantially all,” as used in the definition of “Change of Control,” has not been interpreted under New York law (which is the governing law of the indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the notes elected to exercise their rights under the indenture and the Company elected to contest such election, there could be no assurance how a court interpreting New York law would interpret the phrase.

The provisions of the indenture may not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of Change of Control. A transaction involving the management of the Company or its Affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control only if it is the type of transaction specified in such definition. The definition of Change of Control may be amended or modified with the written consent of a majority in aggregate principal amount of outstanding notes. See “—Amendment, Supplement and Waiver.”

The Company will not be required to make an Offer to Purchase upon a Change of Control if a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements of the indenture and purchases all notes validly tendered and not withdrawn under such Offer to Purchase.

The Company’s ability to pay cash to the Holders upon a Change of Control may be limited by the Company’s then existing financial resources. Further, the agreements governing the Company’s other Debt,

including the Credit Agreement, contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to purchase the notes upon a Change of Control could cause a default under the Credit Agreement and under other Debt of the Company and its Subsidiaries even if the Change of Control itself does not. If the exercise by the Holders of their right to require the Company to repurchase the notes upon a Change of Control occurs, the Company expects that it would seek third-party financing to the extent that it does not have available funds to meet its purchase obligations pursuant to the Offer to Purchase or the terms of other outstanding Debt. However, there can be no assurance that the Company would be able to obtain such financing on terms agreeable to the Company or at all. See “Risk Factors—Risks relating to the notes—We may not be able to finance a change of control offer required by the indenture.”

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Offer to Purchase following a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

The provisions under the indenture requiring the Company to make an Offer to Purchase due to a Change of Control may be waived or modified with the consent of not less than a majority in aggregate principal amount of the outstanding notes prior to the occurrence of a Change of Control. See “—Amendment, Supplement and Waiver.”

Certain Covenants

Set forth below are certain covenants contained in the indenture:

Limitation on Incurrence of Debt

The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Debt (including Acquired Debt), except that the Company or any Restricted Subsidiary may Incur Debt (including Acquired Debt), if, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, (a) the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries, determined on a pro forma basis as if any such Debt (including any other Debt being Incurred contemporaneously), and any other Debt Incurred since the beginning of the Four Quarter Period, had been Incurred and the proceeds thereof had been applied at the beginning of the Four Quarter Period, and any other Debt repaid since the beginning of the Four Quarter Period had been repaid at the beginning of the Four Quarter Period, would be greater than (i) 2.00 : 1.00 if such Debt is incurred prior to August 15, 2007, or (ii) 2.50 : 1.00 if such Debt is incurred on or after August 15, 2007 and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt.

If, during the Four Quarter Period or subsequent thereto and prior to the date of determination, the Company or any of its Restricted Subsidiaries shall have engaged in any Asset Sale or Asset Acquisition, shall have Incurred, redeemed, repaid, or repurchased any Debt (other than revolving credit borrowings that are not permanently repaid pursuant to “Limitation on Asset Sales”), or shall have designated any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary, Consolidated Cash Flow Available for Fixed Charges and Consolidated Interest Expense for the Four Quarter Period shall be calculated on a pro forma basis giving effect to such Asset Sale or Asset Acquisition, Incurrence, redemption, repayment, repurchase or designation, as the case may be, and the application of any proceeds therefrom as if such Asset Sale, Asset Acquisition, Incurrence, redemption, repayment, repurchase or designation had occurred on the first day of the Four Quarter Period.

If the Debt which is the subject of a determination under this provision is Acquired Debt, or Debt Incurred in connection with the simultaneous acquisition of any Person, business, property or assets, or Debt of an Unrestricted Subsidiary being designated as a Restricted Subsidiary, then such ratio shall be determined by giving effect (on a pro forma basis, as if the transaction had occurred at the beginning of the Four Quarter Period) to the Incurrence of such Acquired Debt or such other Debt by the Company or any of its Restricted Subsidiaries and the inclusion, in Consolidated Cash Flow Available for Fixed Charges, of the Consolidated Cash Flow Available for Fixed Charges of the acquired Person, business, property or assets or redesignated Subsidiary.

Notwithstanding the first paragraph above, the Company and its Restricted Subsidiaries may Incur Permitted Debt.

For purposes of determining any particular amount of Debt under this “Limitation on Incurrence of Debt” covenant, (x) Debt Incurred under the Credit Agreement on the Issue Date shall be treated as Incurred pursuant to clause (i) of the definition of “Permitted Debt,” and (y) Guarantees or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this covenant, in the event that an item of Debt meets the criteria of more than one category of Permitted Debt or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company may, in its sole discretion, classify and may later reclassify such item of Debt into one or more of the categories of Permitted Debt and/or the first paragraph of this covenant.

The Company and any Guarantor will not Incur any Debt that pursuant to its terms is subordinate or junior in right of payment to any other Debt unless such Debt is subordinated in right of payment to the notes and the Note Guarantees to the same extent; provided that Debt will not be considered subordinate or junior in right of payment to any other Debt solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to the proposed Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof;

(b) after giving effect to such Restricted Payment on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the provisions described in the first paragraph under the “Limitation on Incurrence of Debt” covenant; and

(c) after giving effect to such Restricted Payment on a pro forma basis, the aggregate amount expended or declared for all Restricted Payments made on or after the Issue Date shall not exceed the sum (without duplication) of

(1) 50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the first full fiscal quarter commencing after the Issue Date and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment; plus

(2) 100% of the aggregate net proceeds, including the Fair Market Value of property other than cash, received by the Company subsequent to the Issue Date either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Restricted Subsidiary) of its Qualified Capital Interests, including Qualified Capital Interests issued upon the conversion of Debt or Redeemable Capital Interests of the Company, and from the exercise of options, warrants or other rights to purchase such Qualified Capital Interests; plus

(3) 100% of the net reduction in Investments (other than Permitted Investments), subsequent to the date of the initial issuance of the notes, in any Person, resulting from payments of interest on Debt,

dividends, repayments of loans, advances, or the proceeds of any sale or other disposition of an Investment, in each case to the Company or any Restricted Subsidiary from any Person (including, without limitation, from Unrestricted Subsidiaries) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries in accordance with the indenture, not to exceed in the case of any Person the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person; provided that any such interest, dividends, or repayments, or any gain resulting from any such sale or disposition, included in any such net reduction shall not be included in determining Consolidated Net Income pursuant to clause (a) above.

Notwithstanding the foregoing provisions, the Company and its Restricted Subsidiaries may take the following actions, provided that immediately after giving effect to such action, no Default or Event of Default has occurred and is continuing:

(i) the payment of any dividend on Capital Interests in the Company or a Restricted Subsidiary within 60 days after declaration thereof if at the declaration date such payment would not have been prohibited by the foregoing provisions of this covenant;

(ii) the retirement of any Qualified Capital Interests of the Company by conversion into, or by or in exchange for, Qualified Capital Interests, or out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other Qualified Capital Interests of the Company;

(iii) the redemption, defeasance, repurchase or acquisition or retirement for value of any Debt of the Company that is subordinate in right of payment to the notes (a) out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of (x) new subordinated Debt of the Company Incurred in accordance with the indenture or (y) of Qualified Capital Interests of the Company or (b) following the occurrence of a Change of Control or with Excess Proceeds from an Asset Sale, but only if the Company shall have complied with the covenant described under “—Change of Control” or “—Certain Covenants—Limitation on Asset Sales” and, if required, purchased all notes tendered pursuant to the Offer to Purchase all notes required thereby, prior to purchasing or repaying such subordinated Debt;

(iv) the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Company held by employees, directors, or officers or former employees, directors or officers of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or pursuant to the terms of any agreement in connection with which such Capital Interests were issued (including without limitation the Shareholders Agreement, dated August 31, 2004 among the shareholders of the Company and the Company, as amended); provided that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Interests does not exceed $2.5 million in the aggregate since the Issue Date (which amount shall be increased by the amount of any net cash proceeds received from the sale since the Issue Date of Qualified Capital Interests to officers, directors and senior management employees of the Company and its Restricted Subsidiaries and the net cash proceeds of any “key man” life insurance policies that are used to make such redemptions);

(v) the payments described under “Use of Proceeds”;

(vi) repurchase of Capital Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities;

(vii) any Restricted Payment made with the net cash proceeds from the sale of Qualified Capital Interests of the Company within 90 days of such sale; provided that such net cash proceeds shall not have been included in the proceeds described in clause (c)(2) above;

(viii) the declaration and payment of dividends or distributions to holders of any class or series of Redeemable Capital Interests of the Company or any Guarantor incurred in accordance with “—Certain Covenants—Limitation on Incurrence of Debt;” and

(ix) other Restricted Payments not in excess of $7.5 million.

The actions described in clause (i) (without duplication for the declaration of the relevant dividend), (ii), (iii)(a)(y), (iii)(b), and (iv) of this paragraph will be treated as Restricted Payments under clause (c) of the first paragraph under this “Limitation on Restricted Payments” covenant, and the other actions described in this paragraph will not be so treated as Restricted Payments.

If any Person in which an Investment is made, which Investment constitutes a Restricted Payment when made, thereafter becomes a Restricted Subsidiary in accordance with the indenture, all such Investments previously made in such Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to clause (c) of the first paragraph under this “Limitation on Restricted Payments” covenant, in each case to the extent such Investments would otherwise be so counted.

For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

Limitation on Liens

The Company will not, and will not permit any Guarantor, directly or indirectly, to enter into, create, incur, assume or suffer to exist any Liens of any kind on or with respect to the Collateral except Permitted Collateral Liens.

Subject to the immediately preceding paragraph, the Company will not, and will not permit any of its Domestic Restricted Subsidiaries, directly or indirectly, to enter into, create, incur, assume or suffer to exist any Liens of any kind securing Debt, other than Permitted Liens, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom other than the Collateral without (a) in the case of the Company or any Domestic Restricted Subsidiary other than a Guarantor, securing the notes and all other amounts due under the indenture and (b) in the case of a Guarantor, to secure such Guarantor’s Note Guarantee and all amounts due under the indenture, in each case (for so long as such Lien exists) equally and ratably with (or prior to) the obligation or liability secured by such Lien.

Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any consensual encumbrance or restriction (other than pursuant to the indenture, law or regulation) on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Interests owned by the Company or any Restricted Subsidiary or pay any Debt or other obligation owed to the Company or any Restricted Subsidiary, (ii) make loans or advances to the Company or any Restricted Subsidiary thereof or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary, except:

(a) any encumbrance or restriction in existence on the Issue Date, including those required by the Credit Agreement and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend or other payment restrictions than those contained in these agreements on the Issue Date;

(b) any encumbrance or restriction pursuant to an agreement relating to an acquisition of property, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

(c) any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary of the Company on or after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

(d) any encumbrance or restriction pursuant to an agreement effecting a permitted renewal, refunding, replacement, refinancing or extension of Debt issued pursuant to an agreement containing any encumbrance or restriction referred to in the foregoing clauses (a) through (c), so long as the encumbrances and restrictions contained in any such agreement (including any agreement in respect of First Priority Lien Obligations) are no less favorable in any material respect to the Holders than the encumbrances and restrictions contained in (i) the agreements governing the Debt being renewed, refunded, replaced, refinanced or extended or (ii) in connection with the renewal, refunding, replacement, refinancing or extension of the Credit Agreement, or comparable bank loan financings at the time thereof, in each case, in the good faith judgment of the Board of Directors of the Company;

(e) customary provisions restricting subletting or assignment of any lease, contract, or license of the Company or any Restricted Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

(f) any restriction on the sale or other disposition of assets or property securing Debt as a result of a Permitted Lien or other Lien not prohibited under “—Certain Covenants—Limitation of Liens” on such assets or property;

(g) any encumbrance or restriction by reason of applicable law, rule, regulation or order;

(h) any encumbrance or restriction under (i) the indenture, the notes and the Note Guarantees or (ii) any other future debt securities or Debt Facility of the Company so long as any such encumbrances or restrictions are substantially similar to those contained in the indenture, the notes and the Note Guarantees;

(i) any encumbrance or restriction under an agreement for the sale of assets (including Capital Interests), including, without limitation, any agreement for the sale or other disposition of Capital Interests or assets of a Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

(j) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, assets sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(k) customary restrictions on the transfer of copyrighted or patented materials; and

(l) any encumbrance related to Capital Interests held by the Company and its Restricted Subsidiaries in an Unrestricted Subsidiary or Person that is not a Subsidiary of the Company.

Limitation on Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Capital Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on the most recent consolidated balance sheet of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary release that releases the Company or such Restricted Subsidiary from further liability; and

(b) any securities, notes, Eligible Cash Equivalents or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are, within 120 days after receipt thereof, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale (other than a sale of Collateral), the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Cash Proceeds:

(1) to permanently repay, repurchase or redeem First Priority Lien Obligations, and in the case of revolving First Priority Lien Obligations to correspondingly reduce the commitments with respect thereto;

(2) to redeem or repurchase notes (including additional notes, if any) or to permanently redeem, repay or repurchase Debt of the Company or any Guarantor that is pari passu with the notes so long as the Company redeems or repurchases notes on a pro rata basis;

(3) to permanently redeem, repay or repurchase Debt of any Restricted Subsidiary of the Company other than a Guarantor; or

(4) to invest in Additional Assets.

Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale that constitutes a sale of Collateral, the Company (or the Restricted Subsidiary that owned the assets, as the case may be) may apply those Net Cash Proceeds to:

(1) invest in Additional Assets that become Collateral subject to the Liens of the indenture and the Security Documents (subject to no other Liens other than the Permitted Collateral Liens),

(2) permanently repay, redeem or repurchase First Priority Lien Obligations, and in the case of revolving First Priority Lien Obligations to correspondingly reduce the commitments with respect thereto, or

(3) redeem or repurchase notes (including additional notes, if any).

Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding two paragraphs of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, within sixty days thereof, the Company will make an Offer to Purchase to all Holders. Pursuant to an Offer to Purchase following an Asset Sale, the Company shall purchase pursuant to such Offer to Purchase from all tendering Holders on a pro rata basis and, in the case of Net Cash Proceeds from Asset Sales not of Collateral, at the option of the Company, on a pro rata basis with the holders of any other unsubordinated Debt of the Company or any Guarantor that is by its terms not subordinated in right of payment to any Debt or other obligation of the Company or such Guarantor, as the case may be, with similar provisions requiring the Company to offer to purchase such other Debt with the proceeds of Asset Sales (the “Other Senior Debt”), that principal amount of notes and, as the case may be, Other Senior Debt, to be purchased equal to such Excess Proceeds. The offer price in any Offer to Purchase will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero. Pending application of Net Cash Proceeds in accordance with this covenant, the Company may repay revolving credit borrowings without reducing commitments under the relevant Debt Facility.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Offer to Purchase following an Asset Sale. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Limitation on Transactions with Affiliates

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, conduct any business or enter into any transaction or series of related transactions (including, but not limited to, the purchase, sale or exchange of property, the making of any Investment, the giving of any Guarantee or the rendering of any service) with any Unrestricted Subsidiary or any Affiliate of the Company or any Restricted Subsidiary other than transactions solely among any of the Company and its Restricted Subsidiaries (an “Affiliate Transaction”), unless:

(i) such business, transaction or series of related transactions is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate of the Company; and

(ii) with respect to an Affiliate Transaction involving an amount or having a value in excess of $500,000, the Company delivers to the Trustee an officers’ certificate stating that such business, transaction or series of related transactions complies with clause (i) above.

In the case of an Affiliate Transaction involving an amount or having a value in excess of $1.0 million but less than or equal to $3.0 million, the Company must obtain either (x) a resolution of the Board of Directors of the Company or the Restricted Subsidiary, as the case may be, (including a majority of Disinterested Directors, but in no event fewer than two Disinterested Directors) certifying that such Affiliate Transaction complies with clause (i) above or (y) a written opinion of a nationally recognized investment banking, accounting or appraisal firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view. In the case of an Affiliate Transaction involving an amount or having a value in excess of $7.5 million, the Company must obtain a written opinion of a nationally recognized investment banking, accounting or appraisal firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view.

(b) The foregoing limitation does not limit, and shall not apply to:

(i) Restricted Payments and Permitted Investments permitted under the indenture, or issuances of Qualified Capital Interests,

(ii) the payment of reasonable and customary fees and indemnities to members of the Board of Directors of the Company or a Restricted Subsidiary,

(iii) the payment of reasonable and customary compensation and indemnities to officers and employees of the Company or any Restricted Subsidiary as determined by the Board of Directors thereof in good faith;

(iv) any agreement or arrangement as in effect on the Issue Date and any amendment or modification thereto so long as such amendment or modification is not more disadvantageous to the Company in any material respect;

(v) loans and advances to officers, directors, and employees of the Company or any Restricted Subsidiary not to exceed in the aggregate $3,000,000 at any one time outstanding; and

(vi) customary commercial banking, investment banking, underwriting, placement agent or financial advisory fees paid in connection with services rendered to the Company or the Restricted Subsidiary in the ordinary course of business and that comply with clause (i) under paragraph (a).

Provision of Financial Information

Whether or not required by the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”), so long as any notes are outstanding (unless defeased in a legal defeasance), the Company will have its annual financial statements audited, and its interim financial statements reviewed, by a nationally recognized firm of independent accountants and, to the extent that the Company does not file such information with the Commission, will furnish to the Holders, within the time periods specified in the indenture, (a) all quarterly and annual financial statements prepared in accordance with GAAP that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file those Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants and (b) from and after the date the registration statement for the exchange notes becomes effective, all other information that would be required to be contained in a filing with the Commission on Form 8-K if the Company were required to file that Form; provided that the filing of such information on the Commission’s EDGAR system will satisfy the Company’s obligation to furnish such information.

In addition, whether or not required by the rules and regulations of the Commission, unless the Commission will not accept such a filing, the Company will from and after the date the registration statement for the exchange notes becomes effective file with the Commission for public availability a copy of all of the information and reports referred to in clauses (a) and (b) above within the time periods specified in the Commission’s rules and regulations.

The Company has agreed that, for so long as any of the notes remain outstanding, it will furnish to the Holders of the notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

Additional Note Guarantees

If the Company or any of its Domestic Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the date of the indenture, then that newly acquired or created Domestic Restricted Subsidiary (i) will become a Guarantor and execute a supplemental indenture, (ii) shall execute supplemental Security Documents on terms substantially similar to the other Domestic Restricted Subsidiaries and (iii) shall deliver an opinion of counsel satisfactory to the Trustee within 10 business days of the date on which it was acquired or created.

Release of Note Guarantees

Any Note Guarantee shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon:

(1) the designation of the Guarantor as an Unrestricted Subsidiary;

(2) the exercise of our legal defeasance option or our covenant defeasance option as described under “—Satisfaction and Discharge of the Indenture; Defeasance,” or if our obligations under the indenture are discharged in accordance with the terms of the indenture; or

(3) any sale or other disposition (by merger or otherwise) to any Person which is not a Domestic Restricted Subsidiary of the Company of (i) all or substantially all of the assets of such Guarantor or (ii) Capital Interests of a Guarantor such that such Guarantor ceases to be a Subsidiary; provided that such sale or disposition of such Capital Interests or assets is otherwise in compliance with the terms of the indenture.

Delivery of Collateral and Proceeds of Collateral

The Intercreditor Agreement will provide that, upon Discharge of First Priority Lien Obligations (except in connection with a replacement of First Priority Lien Obligations with new First Priority Lien Obligations), then the Collateral Agent will, to the extent permitted by applicable law, deliver to the Trustee or such other Person as a court of competent jurisdiction may otherwise direct (a) any Collateral in the possession or under the control of the Collateral Agent and (b) all proceeds of Collateral in the possession or under the control of the First Priority Lien Agent, whether arising out of an action taken to enforce, collect or realize upon any Collateral or otherwise.

Such Collateral and such proceeds will be delivered without recourse and without any representation or warranty whatsoever as to the enforceability, perfection, priority or sufficiency of any Lien. If, after the Discharge of First Priority Lien Obligations, the Company or any Guarantor Incurs new First Priority Lien Obligations that are permitted pursuant to the terms of the indenture, the Trustee will deliver to the Collateral Agent appointed by the Intercreditor Agreement to be entered into between the Trustee and the Representative(s) of the holders of such First Priority Lien Obligation, the Collateral securing such First Priority Lien Obligations. Upon such delivery, the holders of the First Priority Lien Obligations will have the same rights with respect to such Collateral as the holders of the First Priority Lien Obligations outstanding on the Issue Date. See “—Collateral,” “—Intercreditor Agreement” and “—Possession, Use and Release of Collateral” above.

Limitation on Creation of Unrestricted Subsidiaries

The Company may designate any Subsidiary of the Company to be an “Unrestricted Subsidiary” as provided below, in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

“Unrestricted Subsidiary” means:

(1) any Subsidiary designated as such by the Board of Directors of the Company as set forth below where neither the Company nor any of its Restricted Subsidiaries (i) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or (ii) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary (other than any Subsidiary holding any of the Collateral) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Interests of, or owns or holds any Lien on any property of, any other Restricted Subsidiary of the Company; provided that either

(x) the Subsidiary to be so designated has total assets of $1,000 or less; or

(y) immediately after giving effect to such designation, the Company could (x) incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the first paragraph under the “Limitation on Incurrence of Debt” covenant and (y) make a Restricted Payment or Permitted Investment in an amount equal to the greater of the Fair Market Value or book value of such Subsidiary (or the portion thereof owned by the Company and its Restricted Subsidiaries if less than wholly owned) pursuant to the “Limitation on Restricted Payments” covenant and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the amount available for Restricted Payments thereunder.

An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the “Limitation on Incurrence of Debt” covenant and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to the “Limitation on Liens” covenant.

Consolidation, Merger, Conveyance, Lease or Transfer

The Company will not in any transaction or series of transactions, consolidate with or merge into any other Person (other than a merger into a Restricted Subsidiary in which the Company is the continuing Person), or transfer all or substantially all of the assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person, unless:

(i) either: (a) the Company shall be the continuing Person or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person that acquires, by sale, assignment, conveyance, transfer, lease or disposition, all or substantially all of the property and assets of the Company and the Restricted Subsidiaries taken as an entirety (such Person, the “Surviving Entity”), (1) shall be a corporation organized and validly existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia, (2) shall expressly assume, by a supplemental indenture, the due and punctual payment of all amounts due in respect of the principal of and interest and premium, if any, on all the notes and the performance of the covenants and obligations of the Company under the indenture and (3) shall expressly assume, by documentation specified by, and executed and delivered to, the Trustee, the due and punctual performance of the covenants and obligations of the Company under the Security Documents; provided that at any time the Company or its successor is not a corporation, there shall be a co-issuer of the notes that is a corporation;

(ii) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(iii) immediately after giving effect to any such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions) the Company (or the Surviving Entity if the Company is not continuing) could Incur $1.00 of additional Debt (other than Permitted Debt) under the first paragraph of the “Limitation on Incurrence of Debt” covenant; and

(iv) the Company delivers, or causes to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of the indenture.

The provisions above shall not apply to:

(1) any transfer of the properties or assets of a Restricted Subsidiary to the Company or to a another Restricted Subsidiary;

(2) any merger of the Company into a directly or indirectly wholly owned Restricted Subsidiary created for the purpose of holding the Capital Interests of the Company; or

(3) a merger between the Company and a newly-created Affiliate incorporated solely for the purpose of reincorporating the Company in another State of the United States,

so long as, in each case the Debt of the Company and its Restricted Subsidiaries taken as a whole is not increased thereby.

For all purposes of the indenture and the notes, Subsidiaries of any Surviving Entity will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the indenture, and all Debt, and all Liens on property or assets, of the Surviving Entity and its Subsidiaries that was not Debt, or were not Liens on property or assets, of the Company and its Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been Incurred upon such transaction or series of transactions.

Upon any transaction or series of transactions that are of the type described in, and are effected in accordance with, conditions described in the immediately preceding paragraphs, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company, under the indenture with the same effect as if such Surviving Entity had been named as the Company therein; and when a Surviving Person duly assumes all of the obligations and covenants of the Company pursuant to the indenture and the notes, except in the case of a lease, the predecessor Person shall be relieved of all such obligations.

The indenture will also provide the following additional conditions for each transaction described in the above paragraphs:

(1) the Company, each Guarantor or the relevant surviving entity, as applicable, will cause to be filed such amendments or other instruments, if any, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien of the Security Documents on the Collateral owned by or transferred to such person, together with such financing statements as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant states;

(2) the Collateral owned by or transferred to the Company, such Guarantor or the relevant surviving entity, as applicable, will: (a) continue to constitute Collateral under the indenture and the Security Documents; and (b) not be subject to any Lien other than Liens permitted by the indenture and the Security Documents;

(3) the assets of the Person which is merged or consolidated with or into the relevant surviving entity, to the extent that they are assets of the types which would constitute Collateral and would be required to be pledged under the Security Documents, will be treated as After-Acquired Property and such surviving entity should take such action as may be reasonably necessary to cause such assets to be made subject to the Lien of the Security Documents as required in the indenture; and

(4) the Company must deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and, if a supplemental indenture or supplemental Security Documents are required in connection with such transaction, such supplemental indenture and Security Documents comply with the applicable provisions of the indenture, that all conditions precedent in the indenture relating to such transaction have been satisfied and that such supplemental indenture and Security Documents are enforceable, subject to customary qualifications.

Limitation on Business Activities. The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business.

Events of Default

Each of the following is an “Event of Default” under the indenture:

(1) default in the payment in respect of the principal of and premium, if any, on any note at its maturity (whether at Stated Maturity, excluding any Sinking Fund Payment, or upon repurchase pursuant to an Offer to Purchase, acceleration, optional redemption or otherwise);

(2) default in the payment of any interest on any exchange note when it becomes due and payable, or the failure to make any Sinking Fund payment when it becomes due and payable, and continuance of such default for a period of 30 days;

(3) default in the making of an Offer to Purchase as required by the indenture (other than a failure to purchase the notes when required, which will constitute an Event of Default under clause (1) above) and the continuance of such default for a period of 30 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding notes;

(4) failure to perform or comply with the indenture provisions described under “—Certain Covenants—Consolidation, Merger, Conveyance, Lease or Transfer”;

(5) except as permitted by the indenture, any Note Guarantee is held to be invalid or unenforceable in a judicial proceeding, or any Guarantor or the Company shall assert such invalidity or unenforceability;

(6) default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor in the indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clause (1), (2) (3), (4) or (5) above), and continuance of such default or breach for a period of 30 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding notes;

(7) a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the notes) by the Company or any Restricted Subsidiary that is a Significant Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least $10.0 million, whether such Debt now exists or shall hereafter be created, which default or defaults shall have resulted in the acceleration of the maturity of such Debt prior to its Stated Maturity or shall constitute a failure to pay at least $10.0 million of such Debt when due and payable after the expiration of any applicable grace period with respect thereto;

(8) the entry against the Company or any Restricted Subsidiary that is a Significant Subsidiary of a final judgment or final judgments for the payment of money in an aggregate amount (net of amounts covered by insurance) in excess of $10.0 million, by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days;

(9) certain events in bankruptcy, insolvency or reorganization affecting the Company or any Restricted Subsidiary that is a Significant Subsidiary; or

(10) unless all of the Collateral has been released from the Second Priority Liens in accordance with the provisions of the Security Documents, default by the Company or any Significant Subsidiary in the performance of the Security Documents which adversely affects the enforceability, validity, perfection or priority of the Second Priority Liens on a material portion of the Collateral granted to the Trustee for its benefit and the benefit of the Holders, the repudiation or disaffirmation by the Company or any Significant Subsidiary of its material obligations under the Security Documents or the determination in a judicial proceeding that the Security Documents are unenforceable or invalid against the Company or any Significant Subsidiary party thereto for any reason with respect to a material portion of the Collateral, in each case which default, repudiation, disaffirmation or determination is not rescinded, stayed, or waived by the Persons having such authority pursuant to the Security Documents or otherwise cured within 60 days after the Company receives written notice thereof specifying such occurrence from the Trustee or the Holders of at least 25% of the outstanding principal amount of the notes and demanding that such default be remedied.

If an Event of Default (other than an Event of Default specified in clause (9) above with respect to the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding notes may declare the principal of the notes and any accrued interest on the notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders) specifying the event giving rise to the Event of Default and that it is a “notice of acceleration”; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the notes, have been cured or waived as provided in the indenture. If an Event of Default specified in clause (9) above occurs with respect to the Company, the principal of and any accrued interest on the notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For further information as to waiver of defaults, see “—Amendment, Supplement and Waiver.” The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of and interest and premium, if any) if the Trustee determines that withholding notice is in the best interest of the Holders to do so.

No Holder will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as

Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Such limitations do not apply, however, to a suit instituted by a Holder of a note for enforcement of payment of the principal of and interest and premium, if any, on such note on or after the respective due dates expressed in such Note.

The Company will be required to furnish to the Trustee annually a statement as to the performance of certain obligations under the indenture and as to any default in such performance. The Company also is required to notify the Trustee if it becomes aware of the occurrence of certain Defaults or Events of Default.

Amendment, Supplement and Waiver

Without the consent of any Holders, the Company, the Guarantors, if any, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the indenture or one or more amendments to any Security Document for any of the following purposes:

(1) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company in the indenture and in the notes;

(2) to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company;

(3) to add additional Events of Default;

(4) to provide for uncertificated notes in addition to or in place of the certificated notes;

(5) to evidence and provide for the acceptance of appointment under the indenture by a successor Trustee;

(6) to provide for or confirm the issuance of additional notes in accordance with the terms of the indenture;

(7) to add to the Collateral securing the notes, to add a Guarantor or to release a Guarantor in accordance with the indenture;

(8) to release Collateral from the Lien of the indenture and the Security Documents where permitted by the indenture and by the Security Documents; or

(9) to cure any ambiguity, to correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision in the indenture, or to make any other provisions with respect to matters or questions arising under the indenture, provided that such actions pursuant to this clause shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Board of Directors of the Company.

With the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding notes, the Company, the Guarantors, if any, and the Trustee may enter into an indenture or indentures supplemental to the indenture or an amendment to the Security Documents for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the Holders under the indenture, including the definitions therein; provided, however, that no such supplemental indenture or amendment to a Security Document shall, without the consent of the Holder of each outstanding note affected thereby:

(1) change the Stated Maturity of any note or of any installment of interest on any Note, or reduce the amount payable in respect of the principal thereof or the rate of interest or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the coin or currency in which any principal of the note or the rate of interest or any premium payable thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any notes may be subject to redemption or reduce the redemption price therefore,

(2) reduce the percentage in aggregate principal amount of the outstanding notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the indenture or certain defaults thereunder and their consequences) provided for in the indenture,

(3) modify the obligations of the Company to make Offers to Purchase upon a Change of Control or from the Excess Proceeds of Asset Sales if such modification was done after the occurrence of such Change of Control or Asset Sale,

(4) subordinate, in right of payment, the notes to any other Debt of the Company,

(5) modify any of the provisions of this paragraph or provisions relating to waiver of defaults or certain covenants, except to increase any such percentage required for such actions or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the Holder of each outstanding note affected thereby, or

(6) release any Note Guarantees required to be maintained under the indenture, except as provided in clause (6) of the immediately preceding paragraph.

In addition, any amendment to, or waiver of, the provisions of the indenture or any Security Document that has the effect of releasing all or substantially all of the Collateral from the Liens securing the notes will require the consent of the Holders of at least 66 2/3% in aggregate principal amount of the notes then outstanding.

The Holders of not less than a majority in aggregate principal amount of the outstanding notes may on behalf of the Holders of all the notes waive any past default under the indenture and its consequences, except a default:

(1) in any payment in respect of the principal of and interest and premium, if any, on any notes (including any note which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Company), or

(2) in respect of a covenant or provision hereof which under the indenture cannot be modified or amended without the consent of the Holder of each outstanding note affected.

Satisfaction and Discharge of the Indenture; Defeasance

The Company and the Guarantors may terminate the obligations under the notes, the indenture and the Security Documents when:

(1) either: (A) all notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation, or (B) all such notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Debt on the notes, not theretofore delivered to the Trustee for cancellation, for principal of and interest and premium, if any, on to the Stated Maturity or date of redemption;

(2) the Company has paid or caused to be paid all other sums then due and payable under the indenture by the Company;

(3) the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(4) the Company has delivered irrevocable instructions to the Trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be; and

(5) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel reasonably acceptable to the Trustee, each stating that all conditions precedent under the indenture relating to the discharge have been complied with.

The Company may elect, at its option and subject to the conditions described below, to have its obligations discharged with respect to the outstanding notes (“legal defeasance”). Such legal defeasance means that the Company will be deemed to have paid and discharged the entire Debt represented by the outstanding notes, except for:

(1) the rights of Holders of such notes to receive payments in respect of the principal of and interest and premium, if any, on such notes when payments are due,

(2) the Company’s obligations with respect to such notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trusts, duties and immunities of the Trustee,

(4) the Company’s right of optional redemption, and

(5) the legal defeasance provisions of the indenture.

In addition, the Company may elect, at its option and subject to the conditions described below, to have its obligations released with respect to certain covenants, including, without limitation, their obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control, in the indenture (“covenant defeasance”) and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “—Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding notes:

(1) the Company must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such notes: (A) money in an amount, or (B) U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire Debt in respect of the principal of and interest and premium, if any, on such notes on the Stated Maturity thereof or (if the Company has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company) the redemption date thereof, as the case may be, in accordance with the terms of the indenture and such notes;

(2) in the case of legal defeasance, the Company shall have delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such notes will not recognize gain or loss for federal income tax purposes as a result of the deposit, legal defeasance and discharge to be effected with respect to such notes and will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, legal defeasance and discharge were not to occur;

(3) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the Holders of such outstanding notes will not recognize gain or loss for federal income tax purposes as a result of the deposit and covenant defeasance to be effected with respect to such notes and will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur;

(4) no Default or Event of Default with respect to the outstanding notes shall have occurred and be continuing at the time of such deposit after giving effect thereto (other than any Default or Event of Default arising from the failure to comply with “—Certain Covenants—Limitation on Incurrence of Debt” or “—Limitation on Liens”);

(5) such legal defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all notes are in default within the meaning of such Act);

(6) such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound;

(7) such legal defeasance or covenant defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder; and

(8) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent with respect to such legal defeasance or covenant defeasance have been complied with.

In connection with a discharge, in the event the Company becomes insolvent within the applicable preference period after the date of deposit, monies held for the payment of the notes may be part of the bankruptcy estate of the Company, disbursement of such monies may be subject to the automatic stay of applicable bankruptcy law and monies disbursed to Holders may be subject to disgorgement in favor of the Company’s estate. Similar results may apply upon the insolvency of the Company during the applicable preference period following the deposit of monies in connection with defeasance.

The Trustee

The Bank of New York, the Trustee under the indenture, is the initial paying agent and registrar for the notes. The Trustee from time to time may extend credit to the Company in the normal course of business. Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it by the indenture and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

The indenture and the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any “conflicting interest” (as defined in the Trust Indenture Act) it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The indenture provides that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of its own affairs. Subject to such provisions, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the indenture at the request or direction of any of the Holders pursuant to the indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

No Personal Liability of Directors, Officers, Employees, Stockholders or Incorporators

No director, officer, employee, stockholder or incorporator, past, present or future, of the Company, as such or in such capacity, shall have any personal liability for any obligations of the Company under the notes, any Note Guarantee or the indenture by reason of his, her or its status as such director, officer, employee, stockholder or incorporator.

Governing Law

The indenture and the notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any capitalized term used herein for which no definition is provided.

“Acquired Debt” means Debt of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the Company or any of its Restricted Subsidiaries or that is assumed in connection with the acquisition of assets from such Person.

“Additional Assets” means: (1) all or substantially all of the assets of a Permitted Business, (2) any assets (other than current assets, Debt or securities) to be used by the Company and its Restricted Subsidiaries in a Permitted Business, (3) capital expenditures, (4) Capital Interests of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Interests by the Company and its Restricted Subsidiaries or (5) Capital Interests constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Company.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings that correspond to the foregoing. For purposes of the “Limitation on Transactions with Affiliates” covenant, any Person directly or indirectly owning 10% or more of the outstanding Capital Interests of the Company or any Person who is a Permitted Holder will be deemed an Affiliate.

“After-Acquired Property” means property or assets acquired by the Company or its Restricted Subsidiaries after the Issue Date that would constitute Collateral if owned on the Issue Date.

“Asset Acquisition” means:

(a) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary; or

(b) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger) by the Company or any of its Restricted Subsidiaries to any Person (other than to the Company or one or more of its Restricted Subsidiaries) of:

(i) Capital Interests in another Person (other than directors’ qualifying shares);

(ii) any other property or assets (other than in the normal course of business, including any sale or other disposition of obsolete, substantially worn or damaged, or permanently retired equipment);

provided, however, that the term “Asset Sale” shall exclude:

(a) any asset disposition permitted by the provisions described under “—Certain Covenants—Consolidation, Merger, Conveyance, Lease or Transfer” that constitutes a disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole;

(b) any transfer, conveyance, sale, lease or other disposition of property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed in any one or related series of transactions $2.5 million;

(c) dispositions of cash or Eligible Cash Equivalents;

(d) dispositions of Capital Interests of Unrestricted Subsidiaries;

(e) the sale and leaseback of any assets within 90 days of the acquisition thereof;

(f) the disposition of inventory no longer used or useful in the business of such entity;

(g) a Restricted Payment or Permitted Investment that is otherwise permitted by the indenture;

(h) the creation of a Lien (but not the sale or other disposition of the property upon foreclosure of such Lien);

(i) leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries.

(j) a disposition to a Person that will become a Restricted Subsidiary immediately after such disposition;

(k) dispositions of real property owned by the Company or any Restricted Subsidiary with an aggregate Fair Market Value not exceeding $4.0 million pursuant to one or more Sale and Leaseback Transactions;

(l) issuances or dispositions of Capital Interests of the Company;

(m) dispositions of assets received in settlement of obligations owed to the Company or any Restricted Subsidiary and as a result of bankruptcy or insolvency proceedings or upon the foreclosure or enforcement of any Lien in favor of the Company or any Restricted Subsidiary and, in each case, any extension, modification or renewal of such assets; and

(n) dispositions of accounts receivable owing to Foreign Restricted Subsidiaries pursuant to accounts receivable factoring facilities or other asset-based financing facilities.

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Average Life” means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the product of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt and (y) the amount of such principal payment by (ii) the sum of all such principal payments.

“Board of Directors” means (i) with respect to the Company or any Restricted Subsidiary, its board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof; (ii) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof; and (iii) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

“Capital Interests” in any Person means any and all shares, interests (including Preferred Interests), participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than Debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such Person.

“Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangement conveying the right to use) real or personal property of such Person, to the extent such obligations are required to be classified and accounted for as a capital lease obligation on the face of a balance sheet of such Person in accordance with GAAP. The Stated Maturity of any Capital Lease Obligation shall be the date of the last payment of rent or any other amount due under such lease (or other Debt arrangement) prior to the first date upon which such lease (or other Debt arrangement) may be terminated by the user of such real or personal property without payment of a penalty, and the amount of any Capital Lease Obligation shall be the capitalized amount thereof determined in accordance with GAAP.

“Change of Control” means the occurrence of any of the following events:

(a) (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the ultimate “beneficial owner” (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (a) such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the Voting Interests in the Company;

(b) after the consummation of a Public Equity Offering, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company’s Board of Directors then in office; or

(c) the Company sells, conveys, transfers or leases (either in one transaction or a series of related transactions) all or substantially all of its assets to, or merges or consolidates with, a Person other than (x) a Restricted Subsidiary of the Company or (y) a Successor Entity in which a majority or more of the voting power of the Voting Interests are “beneficially owned” (as defined in clause (a)) by the Permitted Holders.

“Collateral Agent” means initially the Representative(s) under the Credit Agreement and may be the Representative (s) under any future First Priority Lien Obligations or another financial institution or entity which, in the determination of the Company is acceptable and may include, without limitation, an entity affiliated with the initial purchasers, any lenders or an entity affiliated with the lenders under any First Priority Lien Obligations or an affiliate thereof.

“Company” means Intcomex, Inc. and any successor.

“Common Interests” of any Person means Capital Interests in such Person that do not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to Capital Interests of any other class in such Person.

“Consolidated Cash Flow Available for Fixed Charges” means, with respect to any Person for any period:

(i) the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:

(a) Consolidated Net Income;

(b) Consolidated Non-cash Charges;

(c) Consolidated Interest Expense; and

(d) Consolidated Income Tax Expense (other than income tax expense (either positive or negative) attributable to extraordinary gains or losses); less

(ii) non-cash items increasing Consolidated Net Income for such period.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such Person for the four full fiscal quarters, treated as one period, for which financial information in respect thereof is available immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the “Four Quarter Period”) to the aggregate amount of Consolidated Fixed Charges of such Person for the Four Quarter Period. In calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(i) interest on outstanding Debt determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Debt in effect on the Transaction Date;

(ii) if interest on any Debt actually Incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

(iii) notwithstanding clause (i) above, interest on Debt determined on a fluctuating basis, to the extent such interest is covered by Swap Contracts, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

If such Person or any of its Subsidiaries (or Restricted Subsidiaries, in the case of the Company) directly or indirectly Guarantees Debt of a third Person, then the above clauses shall give effect (without duplication) to the Incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly Incurred or otherwise assumed such Guaranteed Debt.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, the amounts for such Person and for such period of:

(i) Consolidated Interest Expense; and

(ii) all dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Interests of such Person and its Subsidiaries (or Restricted Subsidiaries, in the case of the Company).

“Consolidated Income Tax Expense” means, with respect to any Person for any period, the provision for federal, state, local and foreign income taxes of such Person and its Subsidiaries (or Restricted Subsidiaries, in the case of the Company) for such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(i) the interest expense of such Person and its Subsidiaries (or Restricted Subsidiaries, in the case of the Company) for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation:

(a) any amortization or accretion of debt discount,

(b) the net cost under Interest Rate Protection Obligations (including any amortization of discounts),

(c) the interest portion of any deferred payment obligation,

(d) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers’ acceptance financing or similar activities and

(e) all accrued interest; provided that such interest expense shall exclude prepayment premiums and the write-off of deferred financing expense related to the repayment and termination of the Wells Fargo Facility;

(ii) the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with GAAP; and

(iii) all capitalized interest of such Person and its Subsidiaries (or Restricted Subsidiaries, in the case of the Company) for such period.

“Consolidated Net Income” means, with respect to any Person, for any period, the consolidated net income (or loss) of such Person and its Subsidiaries (or Restricted Subsidiaries, in the case of the Company) for such period as determined in accordance with GAAP, adjusted, to the extent including in calculating such net income, by excluding, without duplication:

(i) all extraordinary gains or losses (net of fees and expenses relating to the transaction giving rise thereto) on an after-tax basis;

(ii) the portion of net income of such Person and its Subsidiaries (or Restricted Subsidiaries, in the case of the Company) allocable to minority interest in unconsolidated Persons or Investments in Unrestricted Subsidiaries to the extent that cash dividends or distributions have not actually been received by such Person or one of its Subsidiaries (or Restricted Subsidiaries, in the case of the Company);

(iii) gains or losses in respect of any Asset Sales by such Person or any of its Subsidiaries (or Restricted Subsidiaries, in the case of the Company) (net of fees and expenses relating to the transaction giving rise thereto), on an after-tax basis;

(iv) for purposes of calculating Consolidated Net Income under “Certain Covenants—Limitations on Restricted Payments” only, the net income of any Subsidiary (or Restricted Subsidiary, in the case of the Company) of such Person to the extent that the declaration of dividends or similar distributions by that Subsidiary (or Restricted Subsidiary, in the case of the Company) of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Subsidiary (or Restricted Subsidiary, in the case of the Company) or its stockholders;

(v) any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

(vi) any fees, expenses and prepayment penalties paid in connection with: (A) the issuance of the notes; (B) the execution and delivery of the Credit Agreement; (C) the consummation of the transactions contemplated by the Share Purchase Agreement, dated August 27, 2004, by and among Court Square Capital Ltd., a Delaware corporation, the Sellers named therein, and the Company; (D) the execution, delivery and termination of the Wells Fargo Facility; and (E) the acquisition of Centel, S.A. de C.V., including the financing thereof;

(vii) all deferred financing costs written off and net after-tax gains or losses attributable to early extinguishment of Debt;

(viii) any unrealized gains or losses in respect of Hedging Obligations;

(ix) any unrealized foreign currency transaction gains or losses in respect of Debt of such Person and its Subsidiaries (Restricted Subsidiaries, in the case of the Company) denominated in a currency other than the functional currency of such Person;

(x) any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards; and

(xi) any charges arising from the impairment of goodwill resulting from purchase accounting adjustments in connection with any acquisition consummated by such Person or any of its Subsidiaries.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization (including amortization of goodwill and other intangibles) and other non-cash expenses of such Person and its Subsidiaries (or Restricted Subsidiaries, in the case of the Company) reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary gain or loss or any charge which requires an accrual of or a reserve for cash charges for any future period).

“Credit Agreement” means the Company’s Credit Agreement dated August 25, 2005, between the Company and Comerica Bank, together with all related notes, letters of credit, security documents, guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified, supplemented, refinanced, refunded or replaced in whole or in part from time to time.

“Currency Hedge Obligations” means the obligations of a Person Incurred pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage such Person’s exposure to fluctuations in foreign currency exchange rates (including any arrangement pursuant to which such Person sells accounts receivable owing to such Person to a financial institution for United States dollars (or a currency that is immediately converted into United States dollars) or obtains a loan in United States dollars (or in a currency that is immediately converted into United States dollars) from a financial institution with respect to such accounts receivable (and which loan may be secured by such accounts receivable).

“CVC” means (i) Citigroup Inc., a Delaware corporation, or any of its Subsidiaries, including Co-Investment LLC VII (Intcomex), a Delaware limited liability company; or (ii) any fund, collective investment scheme, trust, partnership (including without limitation, any co-investment partnership), special purpose or other vehicle or any Subsidiary or Affiliate of any of the foregoing, with respect to which Citigroup Inc. or any of its Subsidiaries is a general partner, controlling shareholder, investment manager or investment advisor.

“CVC Investors” means (i) CVC; (ii) any officer, director, member or general partner of CVC or general partner of any Person included in the definition of CVC; (iii) any spouse or lineal descendant (including by adoption and stepchildren) of the officer, director, member or general partner referred to in clause (ii) above; and (iv) any trust, corporation, partnership, estate or other entity the sole beneficiary or beneficiaries of which is or are the persons included in clause (ii) or (iii) above.

“Debt” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person or non-recourse, and whether or not contingent, the following: (i) the principal amount (or, if less, the accreted value) of all indebtedness of such Person for money borrowed, excluding any trade payables, pagarés (promissory notes) or similar instruments issued by a Person to facilitate collection of trade payables owing by such Person, other current liabilities incurred in the normal course of business and any liability for federal, state or local income taxes or other taxes owed by such Person (ii) the principal amount (or, if less, the accreted value) of all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments (other than pagarés (promissory notes) or similar instruments issued by a Person to facilitate collection of trade payables owing by such Person); (iii) all obligations of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property or assets), excluding any trade payables, other current liabilities incurred in the normal course of business and any liability for federal, state or local income taxes or other taxes owed by such Person; (v) all Capital Lease Obligations of such Person; (vi) the maximum fixed redemption or repurchase price of Redeemable Capital Interests in such Person at the time of determination (but excluding accrued dividends); (vii) all obligations under any Swap Contracts and Currency Hedge Obligations of such Person at the time of determination; and (viii) all obligations of the types referred to in clauses (i) through (vii) of this definition of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt. For purposes of the foregoing: (a) the maximum fixed repurchase price of any Redeemable Capital Interests that do not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Interests as if such Redeemable Capital Interests were repurchased on any date on which Debt shall be required to be determined pursuant to the indenture; provided, however, that, if such Redeemable Capital Interests are not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Interests; (b) the amount outstanding at any time of any Debt issued with original issue discount shall be the liability in respect of such Debt as determined in conformity with GAAP, but such Debt shall be deemed Incurred only as of the date of original issuance thereof; (c) the amount of any Debt described in clause (viii)(A) above shall be the maximum liability under any such Guarantee; (d) the amount of any Debt described in clause (viii)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; and (e) interest, fees, premium, dividends and expenses and additional payments, if any, will not constitute Debt.

Notwithstanding the foregoing, the “Debt” of the Company or any Restricted Subsidiary will exclude the Incurrence of Debt by the Company and such Restricted Subsidiary arising from agreements of the Company or such Restricted Subsidiary providing for adjustment of purchase price or other similar obligations, in each case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Company.

“Debt Facility” means one or more credit facilities, debt facilities, commercial paper facilities or indentures providing for revolving credit loans, term loans, letters of credit, commercial paper or debt securities.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Discharge of First Priority Lien Obligations” means payment in full in cash of the principal of and interest and premium, if any, on all Debt outstanding under the First Priority Lien Obligations or, with respect to Hedging Obligations or letters of credit outstanding thereunder, delivery of cash collateral or backstop letters of credit in respect thereof in compliance with such First Priority Lien Obligations, in each case after or concurrently with termination of all commitments to extend credit thereunder, and payment in full of any other obligations that are due and payable or otherwise accrued and owing in respect of such First Priority Lien Obligations at or prior to the time such principal, interest and premium, if any, are paid.

“Disinterested Director” means, with respect to any proposed transaction between (i) the Company or a Restricted Subsidiary, as applicable, and (ii) an Affiliate thereof (other than the Company or a Restricted Subsidiary), a member of the Board of Directors of the Company or such Restricted Subsidiary, as applicable, who would not be a party to, or have a financial interest in, such transaction and is not an officer, director or employee of, and does not have a financial interest in, such Affiliate. For purposes of this definition, no person will be deemed not to be a Disinterested Director solely because such person holds Capital Interests in the Company.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia.

“Eligible Bank” means a bank or trust company that is organized and existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia, and as of the time of the making or acquisition of an Investment in such bank or trust company, has combined capital and surplus in excess of $250 million.

“Eligible Cash Equivalents” means any of the following Investments: (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing not more than one year after the date of acquisition; (ii) time deposits in and certificates of deposit of any Eligible Bank, provided that such Investments have a maturity date not more than two years after the date of acquisition and that the Average Life of all such Investments is one year or less from the respective dates of acquisition; (iii) repurchase obligations with a term of not more than 90 days for underlying securities of the types described in clauses (i) and (ii) above entered into with any Eligible Bank; (iv) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof, provided that such Investments mature, or are subject to tender at the option of the holder thereof, within 365 days after the date of acquisition and, at the time of acquisition, have a rating of at least “A” from S&P or “A-2” from Moody’s (or an equivalent rating by any other nationally recognized rating agency); (v) commercial paper of any Person other than an Affiliate of the Company, provided that such Investments have one of the two highest ratings obtainable from either S&P or Moody’s and mature within one year after the date of acquisition; (vi) overnight and demand deposits in and bankers’ acceptances of any Eligible Bank and demand deposits in any Eligible Bank or in any other bank or trust company to the extent insured by the Federal Deposit Insurance Corporation against the Bank Insurance Fund; (vii) in the case of each Foreign Restricted Subsidiary, Investments of the type described in clauses (ii) and (vi) above issued by or maintained with any financial institution organized in a jurisdiction outside the United States and meeting substantially equivalent capital requirements as those set forth for Eligible Banks; and (viii) money market funds substantially all of the assets of which comprise Investments of the types described in clauses (i) through (vi).

“Exchange Act” means Securities Exchange Act of 1934, as amended.

“Excluded Assets” means After-Acquired Property securing: (A) Purchase Money Debt, (B) Acquired Debt (to the extent the Liens on the relevant After-Acquired Property were incurred prior to (and not in connection with) the acquisition thereof by the relevant Restricted Subsidiary), and (C) Refinancing Debt in respect of the Debt described in clauses (A) and (B).

“Fair Market Value” means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof as determined in good faith by the Board of Directors.

“First Priority Lien Debt” means Debt Incurred by the Company and the Guarantors pursuant to the Credit Agreement or any other Debt Facility designated by the Company in an officers’ certificate to be First Priority Lien Debt in an aggregate principal amount at any one time outstanding not to exceed the Maximum Permitted Amount.

“First Priority Lien Documents” means the documentation relating to any First Priority Lien Debt including, without limitation, the Credit Agreement, the First Priority Lien Security Documents, and all other agreements governing, securing or relating to any First Priority Lien Obligations.

“First Priority Lien Obligations” means the First Priority Lien Debt, Hedging Obligations payable to a Lender or an Affiliate thereof or a Person that was a Lender or Affiliate thereof at the time of the entering into of such Hedging Obligations, to the extent such Hedging Obligations are secured by Liens securing Debt (including all other Obligations with respect thereto) under the Credit Agreement, and all other Obligations of the Company or any Guarantor under the First Priority Lien Documents.

“First Priority Liens” means all Liens that secure the First Priority Lien Obligations.

“First Priority Lien Security Documents” means one or more security agreements, pledge agreements, collateral assignment, mortgages, deeds of trust or other grants or transfers for security executed and delivered by the Company or any Guarantor creating a Lien upon property owned or to be acquired by the Company or such Guarantor in favor of any holder or holders of First Priority Lien Debt, or any trustee, agent or representative acting for any such holders, as security for any First Priority Lien Obligations.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary of the Company that was not formed under the laws of the United States or any state of the United States or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States, consistently applied, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Guarantee” means, as applied to any Debt of another Person, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the normal course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such Debt of another Person (and “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing).

“Guarantor” means any Subsidiary of the Company that executes a Guarantee of the Note Obligations in accordance with provisions of the indenture and its successors and assigns, until such time as such Guarantee is released in accordance with the indenture.

“Hedging Obligations” of any Person means such Person’s Currency Hedge Obligations and Interest Rate Protection Obligations, and the obligations of such Person pursuant to any Swap Contract.

“Holder” means a Person in whose name a note is registered in the security register.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person; provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt. Debt otherwise Incurred by a Person before it becomes a Restricted Subsidiary of the Company shall be deemed to be Incurred at the time at which such Person becomes a Restricted Subsidiary of the Company. “Incurrence,” “Incurred” and “Incurring” shall have meanings that correspond to the foregoing. A Guarantee by the Company or a Restricted Subsidiary of Debt Incurred by the Company or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt.

The following shall not be deemed an Incurrence of Debt:

(1) amortization of debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Interests in the form of additional Capital Interests of the same class and with the same terms;

(3) the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

(4) unrealized losses or charges in respect of Hedging Obligations

“Intercreditor Agreement” means the lien subordination agreement dated as of the Issue Date between the Collateral Agent and the Trustee on behalf of the Holders, as amended from time to time, and any additional lien subordination agreement substantially in the form attached to the indenture entered into by the Trustee and any Representative on behalf of holders of First Priority Lien Obligations.

“Interest Rate Protection Agreements” means, with respect to any Person, any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Interest Rate Protection Obligations” means the obligations of any Person pursuant to any Interest Rate Protection Agreements.

“Investment” by any Person means any direct or indirect loan, advance (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following: (i) the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership in another Person; (ii) the purchase, acquisition or Guarantee of the Debt of another Person or the issuance of a “keep well” with respect thereto; and (iii) the purchase or acquisition of the business or assets of another Person; but shall exclude: (a) accounts receivable and other extensions of trade credit; (b) the acquisition of property and assets from suppliers and other vendors in the normal course of business; (c) prepaid expenses and workers’ compensation, utility, lease and similar deposits, in the normal course of business; and (d) investments arising under endorsement of negotiable instruments for collection. The amount of any Investment outstanding at any time will be the original cost of such Investment without giving effect to changes in value.

“Issue Date” means the date on which the notes are first issued.

“Lenders” means the lenders from time to time under the Credit Agreement.

“Lien” means, with respect to any property or other asset, any mortgage or deed of trust, pledge, hypothecation, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, encumbrance, preference, priority or other security agreement of any kind or nature whatsoever on or with respect to such property or other asset (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Maximum Permitted Amount” means, at any time, the greater of (i) $30 million (minus any amount used to permanently repay First Priority Lien Obligations, or permanently reduce the commitments with respect thereto, pursuant to the “Limitation on Asset Sales” covenant) and (ii) the sum of (A) 85% of the net book value of accounts receivable, plus (B) 60% of the net book value of the inventory, in each case of the Company and the Guarantors on a consolidated basis, at such time.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of: (i) all reasonable out-of-pocket expenses of such Person incurred in connection with such Asset Sale, including, without limitation, all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any Person (other than the Company or a Restricted Subsidiary thereof) in connection with such Asset Sale; and (iii) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction; provided, however, that: (a) (I) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Cash Proceeds) is required by contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) if a reserve against any liabilities (including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under indemnification obligations related to such Assets Sale) associated with the Asset Sale and retained by such Person after such Asset Sale is required to be made in accordance with GAAP, such consideration or reserve (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted and shall be applied in accordance with the provisions set forth under “—Certain Covenants—Limitations on Asset Sales” within 360 days after such conversion.

“Note Guarantee” means any guarantee of the Company’s Obligations under the notes and the indenture by a Guarantor.

“Note Obligations” means the notes, the Note Guarantees and all other obligations of any Obligor under the indenture, the notes, the Note Guarantees and the Security Documents.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities and amounts payable under the documentation governing any Debt.

“Obligor” means a Person obligated as the issuer or Guarantor of the notes.

“Offer to Purchase” means a written offer (the “Offer”) sent by the Company by first class mail, postage prepaid, to each Holder at his address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to the indenture). Unless otherwise required by applicable law, the offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Offer and a settlement date (the “Purchase Date”) for purchase of notes within five business days after the Expiration Date. The Company shall notify the Trustee concurrently with the mailing of the Offer of the Company’s obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all instructions and materials necessary to enable such Holders to tender exchange notes pursuant to the Offer to Purchase. The Offer shall also state:

(1) the Section of the indenture pursuant to which the Offer to Purchase is being made;

(2) the Expiration Date and the Purchase Date;

(3) the aggregate principal amount of the outstanding notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to clause (11) below) (the “Purchase Amount”);

(4) the purchase price to be paid by the Company for each $1,000 principal amount of notes accepted for payment (as specified pursuant to the indenture) (the “Purchase Price”);

(5) that the Holder may tender all or any portion of the notes registered in the name of such Holder and that any portion of a note tendered must be tendered in an integral multiple of $1,000 principal amount;

(6) the place or places where notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

(7) that, unless the Company defaults in making such purchase, any note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

(8) that, on the Purchase Date, the Purchase Price will become due and payable upon each note accepted for payment pursuant to the Offer to Purchase;

(9) that each Holder electing to tender a note pursuant to the Offer to Purchase will be required to surrender such note or cause such note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

(10) that Holders will be entitled to withdraw all or any portion of notes tendered if the Company (or its paying agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the notes the Holder tendered, the certificate number of the note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

(11) that (a) if notes having an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such notes and (b) if notes having an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only notes in denominations of $1,000 principal amount or integral multiples thereof shall be purchased); and

(12) if applicable, that, in the case of any Holder whose note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such note without service charge, a new note or notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the notes so tendered.

“Permitted Additional Second Priority Lien Obligations” means additional notes; provided that, immediately after giving effect to the issuance of such additional notes and the receipt and application of the proceeds therefrom, the ratio of the aggregate principal amount of the First Priority Lien Obligations, Second Priority Lien Obligations and Debt of Foreign Restricted Subsidiaries outstanding on the date such additional notes are issued to Consolidated Cash Flow Available for Fixed Charges of the Company and its Restricted Subsidiaries for the Four Quarter Period, determined on a pro forma basis as set forth under the “Limitation on Incurrence of Debt” covenant, would be positive, but equal to or less than 4.00 : 1.00.

“Permitted Business” means any business similar in nature to any business conducted by the Company and its Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Company and its Restricted Subsidiaries on the Issue Date, in each case, as determined in good faith by the Board of Directors of the Company.

“Permitted Collateral Liens” means the Liens permitted by clauses (a), (b), (c), (d), (e), (f), (m), (n), (o), (r) and (t) of the definition of “Permitted Liens”.

“Permitted Debt” means:

(i) Debt Incurred pursuant to the Credit Agreement or any other Debt Facility in an aggregate principal amount at any one time outstanding not to exceed the Maximum Permitted Amount.

(ii) Debt outstanding under the notes and contribution, indemnification and reimbursement obligations owed by the Company or any Guarantor to any of the other of them in respect of amounts paid or payable on such notes;

(iii) Note Guarantees;

(iv) Debt of the Company or any Restricted Subsidiary outstanding on the Issue Date;

(v) Debt owed to and held by the Company or a Restricted Subsidiary;

(vi) Guarantees Incurred by the Company of Debt of a Restricted Subsidiary of the Company;

(vii) Guarantees by any Restricted Subsidiary of Debt of the Company or any Restricted Subsidiary, including Guarantees by any Restricted Subsidiary of Debt under the Credit Agreement, provided that (a) such Debt is Permitted Debt or is otherwise Incurred in accordance with the “Limitation on Incurrence of Debt” covenant and (b) if applicable, such Guarantees are subordinated to the notes to the same extent as the Debt being guaranteed;

(viii) Debt in respect of performance, surety or appeal bonds or letters of credit, Incurred in the ordinary course of business;

(ix) Debt under Swap Contracts and Currency Hedge Obligations;

(x) Debt owed by the Company to any Restricted Subsidiary, provided that if for any reason such Debt ceases to be held by the Company or a Restricted Subsidiary, as applicable, such Debt shall cease to be Permitted Debt and shall be deemed Incurred as Debt of the Company for purposes of the indenture;

(xi) Debt of Foreign Restricted Subsidiaries, provided, that (a) the principal amount of such Debt outstanding at any time may not exceed $15.0 million in the aggregate and (b) the aggregate principal amount of such Debt and the aggregate principal amount of Debt Incurred pursuant to clause (i) above may not exceed the Maximum Permitted Amount.

(xii) Debt of the Company or any Restricted Subsidiary not otherwise permitted pursuant to this definition, in an aggregate principal amount not to exceed $5.0 million at any time outstanding, which Debt may (but shall not be required to) be Incurred under the Credit Agreement.

(xiii) any Debt arising under any Sale and Leaseback Transaction involving real property owned by the Company or any Restricted Subsidiary prior to such Sale and Leaseback Transaction in an aggregate amount not to exceed $4.0 million at any time outstanding; and

(xiv) Refinancing Debt.

Notwithstanding anything herein to the contrary, Debt permitted under clause (i) of this definition of “Permitted Debt” shall not constitute “Refinancing Debt” under clause (xiv) of this definition of “Permitted Debt.”

“Permitted Holders” means each of (i) CVC Investors; (ii) Anthony Shalom, Michael Shalom and Isaac Shalom, any spouse or lineal descendant of such Person, any trust or estate the sole beneficiary or beneficiaries of which is either such Person and any spouse or lineal descendant of any such Person; and (iii) any Affiliate of any of the foregoing.

“Permitted Investments” means:

(a) Investments in existence on Issue Date and any extension, modification or renewal thereof that does not increase the amount thereof;

(b) Investments required pursuant to any agreement or obligation of the Company or a Restricted Subsidiary in effect on the Issue Date;

(c) Eligible Cash Equivalents;

(d) Investments in property and other assets, owned or used by the Company or any Restricted Subsidiary in the normal course of business;

(e) Investments by the Company or any of its Restricted Subsidiaries in the Company or any Restricted Subsidiary including Guarantees by the Company or a Restricted Subsidiary of the obligations of the Company or a Restricted Subsidiary with respect to (i) trade payables arising in the ordinary course of business or (ii) Debt that is otherwise permitted under “—Certain Covenants—Limitation on Incurrence of Debt”;

(f) Investments by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated or wound-up into, the Company or a Restricted Subsidiary;

(g) Investments in Swap Contracts and Currency Hedge Obligations;

(h) Non-cash consideration received in conjunction with an Asset Sale that is otherwise permitted under the “Limitation on Asset Sales” covenant or a sale or other disposition of any asset not constituting an Asset Sale under the definition thereof;

(i) Investments received in settlement of obligations owed to the Company or any Restricted Subsidiary, as a result of bankruptcy or insolvency proceedings or upon the foreclosure or enforcement of any Lien in favor of the Company or any Restricted Subsidiary, and in each case any extension, modification or renewal thereof;

(j) Investments by the Company or any Restricted Subsidiary (other than in an Affiliate that is not a Specified Joint Venture) not otherwise permitted under this definition, in an aggregate amount not to exceed $2.0 million;

(k) Loans and advances to employees in an amount not to exceed $3.0 million in the aggregate at any one time outstanding; and

(l) Loans and advances by the Company or a Restricted Subsidiary to the customers of the Company or another Restricted Subsidiary, the proceeds of which are used to acquire inventory from the Company or such other Restricted Subsidiary, in an aggregate amount not to exceed $4.0 million at any time outstanding.

“Permitted Liens” means:

(a) Liens existing at the Issue Date;

(b) First Priority Liens and Second Priority Liens;

(c) any Lien for taxes or assessments or other governmental charges or levies not then delinquent (or which, if delinquent, are being contested in good faith and for which adequate reserves are being maintained, to the extent required by GAAP);

(d) any statutory warehousemen’s, materialmen’s, landlord’s, carriers’, mechanics’, suppliers’, repairmen’s or other similar Liens for sums not then delinquent (or which, if delinquent, are being contested in good faith and with respect to which adequate reserves are being maintained, to the extent required by GAAP);

(e) any title exception, easement, right-of-way, lease, sublease or other similar Lien that does not materially impair the use or value of the property subject thereto in its use in the business of the Company or a Restricted Subsidiary thereof;

(f) Liens on property or other assets: (i) in connection with workers’ compensation, unemployment insurance and other types of statutory obligations or the requirements of any official body; (ii) to secure the performance of tenders, bids, surety or performance bonds, leases, purchase, construction, sales or servicing contracts and other similar obligations Incurred in the ordinary course of business; (iii) to obtain or secure obligations with respect to letters of credit, Guarantees, bonds or other sureties or assurances Incurred in the ordinary course of business, in each case not Incurred or made in connection with the borrowing of money; or (iv) arising in connection with any attachment or judgment unless such Liens shall not be satisfied or discharged or stayed pending appeal within 180 days after the entry thereof or the expiration of any such stay;

(g) Liens securing Acquired Debt and Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or a Restricted Subsidiary, or becomes a Restricted

Subsidiary (and not Incurred in anticipation of such transaction), provided that such Liens are not extended to the property and assets of the Company and its Restricted Subsidiaries other than the property or assets acquired;

(h) Liens securing obligations under Swap Contracts and Currency Hedge Obligations Incurred in connection with managing interest or currency risk;

(i) Liens to secure Capital Lease Obligations;

(j) Liens in favor of the Company or any Guarantor;

(k) Liens securing Purchase Money Debt; provided that (i) the Debt will not exceed the cost of such assets, property, plant and equipment and is not secured by a Lien on any assets, property, plant and equipment other than the property or assets so purchased, leased, constructed, repaired, improved upon or added to and (ii) the Lien securing such Debt shall be created within 180 days after such purchase, lease, construction, repair, improvement or addition or, in the case of any Refinancing Debt within 180 days after such refinancing;

(l) Liens on property or shares of Capital Interests of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(m) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(n) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or a Restricted Subsidiary, including rights of offset and set-off;

(o) Liens from judgments, decrees, or attachments in circumstances not constituting an Event of Default;

(p) Liens to secure any Refinancing Debt (or Refinancing Debt with respect thereto) as a whole, or in part, of any Debt secured by any Lien; provided, however, that:

(A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to such property or proceeds or distributions thereof) and

(B) the Debt secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Debt at the time the original Lien became a Permitted Lien, plus accrued interest, premiums, penalties and other amounts due with respect to such Debt at the time of the refinancing and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(q) Liens upon specific items of inventory or other goods and proceeds of the Company or any Restricted Subsidiary securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or goods;

(r) Liens of a bank, broker or securities intermediary on whose records a deposit account or securities account is maintained securing the payment of customary fees and commissions to the bank, broker or securities intermediary or, with respect to a deposit account, items deposited but returned unpaid;

(s) Liens on Capital Interests held by the Company and its Restricted Subsidiaries in Unrestricted Subsidiaries and Persons that are not Subsidiaries of the Company; and

(t) any extensions, substitutions, replacements or renewals of the foregoing.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Interests,” as applied to the Capital Interests in any Person, means Capital Interests in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Common Interests in such Person.

“Public Equity Offering” means any underwritten public offering of Capital Interests of the Company pursuant to an effective registration statement under the Securities Act.

“Purchase Money Debt” means Debt Incurred to finance the purchase (whether directly or through the acquisition of the Capital Interests of any Person owning the assets, property, plant or equipment), lease, or construction of, or repairs, improvements or additions to, assets, property, plant or equipment by the Company or any Restricted Subsidiary, to the extent the purchase or construction prices for such assets are or should be included in “addition to property, plant or equipment” in accordance with GAAP.

“Qualified Capital Interests” in any Person means a class of Capital Interests other than Redeemable Capital Interests.

“Redeemable Capital Interests” in any Person means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable) or otherwise (including the passage of time or the happening of an event) is required to be redeemed, is redeemable at the option of the holder thereof in whole or in part (including by operation of a sinking fund) or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, in each case at any time prior to the Stated Maturity of the notes. Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require such Person to repurchase such equity security upon the occurrence of a change of control or an asset sale will not constitute Redeemable Capital Interests if the terms of such equity security provide that such Person may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Limitation on Restricted Payments.” The amount of Redeemable Capital Interests deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that such Person may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests, exclusive of accrued dividends.

“Redemption Price,” when used with respect to any note to be redeemed, means the price at which it is to be redeemed pursuant to the indenture.

“Refinancing Debt” means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of the indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that

(i) the Refinancing Debt is subordinated to the notes or the relevant Note Guarantee to at least the same extent as the Debt being refunded, refinanced renewed, replaced or extended, if such Debt was subordinated to the notes;

(ii) the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced renewed, replaced or extended or (b) at least 91 days after the maturity date of the notes;

(iii) the Refinancing Debt has an Average Life at the time such Refinancing Debt is Incurred that is equal to or greater than the Average Life of the Debt being refunded, refinanced, renewed, replaced or extended;

(iv) such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, on such Debt being refunded, refinanced, renewed, replaced or extended and (c) the amount of customary fees, expenses and costs related to the Incurrence of such Refinancing Debt; and

(v) such Refinancing Debt is Incurred by the same Person (or its successor) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that the Company may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary of the Company.

“Representative” means any trustee, agent or representative for the lenders or holders in respect of any First Priority Lien Obligations; provided that, in the absence of a trustee, agent or representative for lenders or holders in respect of any First Priority Lien Obligations, such lenders or holders shall be deemed to be the “Representatives” with respect to such First Priority Lien Obligations.

“Restricted Payment” means any of the following:

(a) any dividend or other distribution declared and paid on the Capital Interests in the Company (other than dividends, distributions or payments made solely in Qualified Capital Interests in the Company) that are held by, or declared and paid to, any Person other than the Company or a Restricted Subsidiary of the Company;

(b) any payment made by the Company or any of its Restricted Subsidiaries to purchase, redeem, acquire or retire any Capital Interests in the Company (including the conversion into or exchange of any Capital Interests for Debt);

(c) any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests in the Company) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, Debt of the Company or any Guarantor that is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the notes or any Note Guarantee;

(d) any Investment by the Company or a Restricted Subsidiary in any Person, other than a Permitted Investment; and

(e) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary,

provided, however, the transactions contemplated under the heading “Use of Proceeds” shall not constitute “Restricted Payments.”

“Restricted Subsidiary” means any Subsidiary that has not been designated as an “Unrestricted Subsidiary” in accordance with the indenture.

“Sale and Leaseback Transaction” means any direct or indirect arrangement pursuant to which property is sold or transferred by the Company or a Restricted Subsidiary to a Person other than the Company or a Restricted Subsidiary and is thereafter leased back by the Company or a Restricted Subsidiary.

“Second Priority Lien Documents” means the documentation relating to any Second Priority Lien Obligations including, without limitation, the indenture, the Security Documents, and all other agreements governing, securing or relating to any Second Priority Lien Obligations, in each case as amended, modified, restated, supplemented or replaced from time to time.

“Second Priority Lien Obligations” means the Debt Incurred under the notes (including any additional notes that are Permitted Additional Second Priority Lien Obligations).

“Second Priority Liens” means all Liens that secure the Second Priority Lien Obligations.

“Security Documents” means the Intercreditor Agreement and all of the security agreements, pledges, collateral assignments, mortgages, deeds of trust, trust deeds or other instruments evidencing or creating or purporting to create any Security Interests in favor of the Trustee for the benefit of itself and the Holders, in all or any portion of the Collateral, as amended, modified, restated, supplemented or replaced from time to time.

“Security Interests” means the Liens on the Collateral created by the Security Documents in favor of the Trustee for the benefit of itself and the Holders.

“Significant Subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and Exchange Act, but shall not include any Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc., and its successors.

“Specified Joint Venture” means a Person that is an Affiliate of the Company solely by virtue of the ownership of Capital Interests of such Person by the Company and its Subsidiaries.

“Stated Maturity,” when used with respect to (i) any note or any installment of interest thereon, means the date specified in such note as the fixed date on which the principal amount of such note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, limited or general partnership, trust, association or other business entity of which an aggregate of at least a majority of the outstanding Capital Interests therein is, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person.

“Successor Entity” means a Person that succeeds to and continues the business of Intcomex, Inc.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including, without limitation, Interest Rate Protection Agreements) and whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Voting Interests” means, with respect to any Person, securities of any class or classes of Capital Interests in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person.

“Wells Fargo Facility” means the Loan and Security Agreement, dated August 31, 2004, by and among the lenders identified therein, Wells Fargo Foothill, Inc., a California corporation, as arranger and administrative agent, Morgan Stanley Senior Funding, Inc., a Delaware corporation, as Syndication Agent, the Company and certain of the Company’s Subsidiaries, as amended.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of U.S. federal income tax consequences material to the ownership and disposition of the exchange notes. This summary addresses the tax consequences only to a person that acquires the exchange notes on their original issue at their original issue price and holds them as capital assets. This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that will hold the exchange notes as part of a position in a “straddle” or as a “hedge,” “conversion” or other integrated investment transaction for U.S. federal income tax purposes, (iii) persons whose functional currency is not the United States dollar.

General

You are a United States person for U.S. federal income tax purposes if you are:

•	a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction,

•	a corporation, partnership or other entity organized under the laws of the United States or any political subdivision,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source or

•	a trust if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions.

If you are a United States person, the interest you receive on the exchange notes will generally be subject to United States taxation and will be considered ordinary interest income on which you will be taxed in accordance with the method of accounting that you use for tax purposes. When you sell, exchange or otherwise dispose of the exchange notes, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction and your tax basis in the exchange notes. Your tax basis in an exchange note generally will equal the cost of the exchange note to you. If you are an individual and the exchange note being sold, exchanged or otherwise disposed of is a capital asset held for more than one year, you may be eligible for reduced rates of taxation on any capital gain realized. Your ability to deduct capital losses is subject to limitations.

The Exchange Offer

The exchange of the initial notes for the exchange notes will not be a taxable event for U.S. federal income tax purposes.

Non-U.S. Persons

Under current United States federal income tax law, if you are not a United States person, the interest payments that you receive on the exchange notes generally will be exempt from United States federal income taxes, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements (described below) of the United States Internal Revenue Service to establish that you are not a United States person.

Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest payments you receive if:

•	you are an insurance company carrying on a United States insurance business, within the meaning of the United States Internal Revenue Code of 1986, or

•	you have an office or other fixed place of business in the United States that receives the interest and you (i) earn the interest in the course of operating a banking, financing or similar business in the United States or (ii) are a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

If you are not a United States person, any gain you realize on a sale or exchange of the exchange notes generally will be exempt from United States federal income tax, including withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

Information returns must be filed with the United States Internal Revenue Service in connection with exchange note payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you properly provide your taxpayer identification number. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the exchange notes. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

An exchange note held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

CERTAIN ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain restrictions on employee benefit plans that are subject to ERISA and on persons who are fiduciaries with respect to those plans. In accordance with ERISA’s general fiduciary requirements, a fiduciary with respect to any such plan who is considering the purchase of the notes on behalf of the plan should determine whether the purchase is permitted under the governing plan documents and is prudent and appropriate for the plan in view of its overall investment policy and the composition and diversification of its portfolio.

We may be considered a “party in interest” within the meaning of ERISA and a “disqualified person” under corresponding provisions of the Internal Revenue Code of 1986, as amended (the “Code”), to many employee benefit plans and retirement accounts by virtue of our relationship to CVC International and the relationship of CVC International to Citigroup Inc. Citigroup Inc. has affiliates, including broker-dealer affiliates, that provide services to many employee benefit plans. “Prohibited transactions” within the meaning of ERISA and the Code may result if any offered securities are acquired by an employee benefit plan as to which we are a party in interest or disqualified person, unless the notes are acquired pursuant to an applicable statutory or administrative exemption. Any employee benefit plan or other entity to which such provisions of ERISA or the Code apply proposing to acquire the notes should consult with its legal counsel.

The notes may not be purchased, held or disposed of by any plan or any other person investing “plan assets” of any plan that is subject to the prohibited transaction rules of ERISA or Section 4975 of the Code or other similar law, unless one of the following Prohibited Transaction Class Exemptions (“PTCE”) issued by the Department of Labor or a similar exemption or exception applies to such purchase, holding and disposition:

•	PTCE 96-23 for transactions determined by in-house asset managers;

•	PTCE 95-60 for transactions involving insurance company general accounts;

•	PTCE 91-38 for transactions involving bank collective investment funds;

•	PTCE 90-1 for transactions involving insurance company separate accounts; or

•	PTCE 84-14 for transactions determined by independent qualified professional asset managers.

Any purchaser of the notes or any interest therein will be deemed to have represented and warranted to us on each day including the date of its purchase of the notes through and including the date of disposition of the notes that either:

(a) it is not a plan subject to Title I of ERISA or Section 4975 of the Code and is not purchasing the notes or interest therein on behalf of, or with “plan assets” of, any such plan;

(b) its purchase, holding and disposition of the notes are not and will not be prohibited because they are exempted by one or more of the following prohibited transaction exemptions: PTCE 96-23, 95-60, 91-38, 90-1 or 84-14; or

(c) it is a governmental plan (as defined in section 3 of ERISA) or other plan that is not subject to the provisions of Title I of ERISA or Section 4975 of the Code and its purchase, holding and disposition of the notes are not otherwise prohibited.

Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is important that any persons considering the purchase of the notes with plan assets consult with its counsel regarding the consequences under ERISA and the Code, or other similar law, of the acquisition and ownership of the notes and the availability of exemptive relief under the class exemptions listed above.

PLAN OF DISTRIBUTION

Each broker-dealer that acquired initial notes as a result of market-making activities or other trading activities and that receives exchange notes pursuant to the exchange offer for its own account must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by all persons subject to the prospectus delivery requirements of the Securities Act, including, to the extent permitted by applicable policies and regulations of the SEC, all broker-dealers that receive exchange notes pursuant to the exchange offer for their own account. In order to satisfy the prospectus delivery requirements of such broker-dealers, we have agreed to use our commercially reasonable best efforts to keep the prospectus effective, as amended and supplemented, for up to 45 days from the date of consummation of the exchange offer.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to the broker-dealers that requests such documents in order to satisfy their prospectus delivery requirements. We have agreed to pay all expenses incident to the exchange offer other than agency fees and commissions and underwriting discounts and commissions attributable to the sale of the notes and will indemnify the holders of the notes against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the notes and the guarantees offered hereby will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York and Tescher Gutter Chaves Josepher Rubin Ruffin & Forman, P.A., Miami, Florida.

EXPERTS

The consolidated financial statements of Intcomex Inc. and subsidiaries as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Computacion Morenca Panama S.A. as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 (not presented separately herein), and Intcomex De Las Americas, S.A. as of December 31, 2004 and for each of the years in the two-year period ended December 31, 2004 (not presented separately herein), have been audited by Ernst & Young Ltd. Corp., an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Intcomex, S.A. de C.V. as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 (not presented separately herein) have been audited by Figueroa Jimenez & Co., S.A. (before 2005 Peat, Marwick, Mitchell & Co. (Latin America), S.A.), to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Intcomex del Ecuador, S.A. as of December 31, 2004 and for each of the years in the two-year period ended December 31, 2004 (not presented separately herein) have been audited by Deloitte & Touche, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Intcomex Jamaica Limited for the year ended December 31, 2003 (not presented separately herein) have been audited by Mair, Russell Grant Thornton, to the extent and for the period set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Intcomex Costa Rica Mayorista en Equipo de Computo, S.A. for the year ended December 31, 2003 (not presented separately herein) were audited by KPMG, S.A., independent accountants, to the extent and for the period set forth in their report, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Centel, S.A. de C.V. as of December 31, 2005 and for the periods ended December 31, 2005 and May 31, 2005, not included in this Registration Statement, have been audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Report of Independent Registered Public Accounting Firm

Board of Directors

Intcomex, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Intcomex, Inc. and Subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits. We did not audit the financial statements of three, four and six foreign subsidiaries in the years ended December 31, 2005, 2004 and 2003, respectively. These statements reflect total assets of approximately $33 million and $16 million as of December 31, 2005 and 2004 and total revenues of approximately $91 million, $137 million and $171 million for each of the years in the three-year period ended December 31, 2005. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intcomex, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

March 20, 2006
Miami, Florida	/s/ BDO Seidman, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors

Computacion Monrenca Panama, S. A.

We have audited the accompanying balance sheets of Computacion Monrenca Panama, S. A. (the Company) as of December 31, 2005 and 2004, and the related statements of income, changes in shareholder’s equity and cash flows for the years then ended, all expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, all expressed in United States dollars, present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and of the results of its operations and its cash flows for the years then ended in accordance with the accounting principles generally accepted in the United States of America.

/s/ Ernst & Young
February 17, 2006 Panama, Republic of Panama

Report of Independent Registered Public Accounting Firm

Board of Directors

Computacion Monrenca Panama, S. A.

We have audited the accompanying balance sheets of Computacion Monrenca Panama, S. A. (the Company) as of December 31, 2004 and 2003, and the related statements of income, changes in shareholder’s equity and cash flows for the years then ended, all expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, all expressed in United States dollars, present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and of the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in the United States of America.

/s/ Ernst & Young
February 4, 2005 Panama, Republic of Panama

Report of Independent Registered Public Accounting Firm

Independent Auditors’ Report to the Board of Directors and

Shareholders of Intcomex de las Americas, S.A.

We have audited the accompanying balance sheets of Intcomex de las Americas, S.A. (the Company) as of December 31, 2004 and 2003, and the related statements of income, changes in shareholder’s equity and cash flows for the years then ended, all expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, all expressed in United States dollars, present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and of the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in the United States of America.

/s/ Ernst & Young
January 14, 2005 Panama, Republic of Panama

Independent Auditor’s Report

The Stockholders

INTCOMEX, S.A. de C.V.:

We have audited the accompanying balance sheets of Intcomex, S.A. de C.V., at December 31, 2005 and 2004, and the related statements of income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Intcomex, S.A. de C.V., at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

As described in note (4) to the financial statements, the Company is member of a group of affiliated and related companies, which are under the same management and control, and that have commercial relations among them.

/s/ Figueroa Jiménez & Co., S.A.

Figueroa Jiménez & Co., S.A.

(Before Peat, Marwick, Mitchell & Co. (Latin America), S.A.)

January 30, 2006.

San Salvador, El Salvador

Independent Auditors’ Report

The Stockholders

INTCOMEX, S.A. de C.V.:

We have audited the accompanying balance sheets of Intcomex, S.A. de C.V., at December 31, 2004 and 2003, and the related statements of income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Intcomex, S.A. de C.V., at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

As described in note (7) to the financial statements, the Company is member of a group of affiliated and related companies, which are under the same management and control, and that have commercial relations among them.

/s/ PEAT, MARWICK, MITCHELL & CO. (LATIN AMERICA), S.A.

PEAT, MARWICK, MITCHELL & CO. (LATIN AMERICA), S.A.

February 9, 2005.

San Salvador, El Salvador

Independent Auditors’ Report

To the Stockholders and Board of Directors of

Intcomex del Ecuador S.A.:

We have audited the accompanying balance sheets of Intcomex del Ecuador S.A. as of December 31, 2004 and 2003 and the related statements of income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Auditing Standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Intcomex del Ecuador S.A. at December 31, 2004 and 2003, the results of its operations, the changes on shareholders’ equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

February 2, 2005

Quito, Ecuador

/s/    Deloitte & Touche

A member firm of

Deloitte Touche Tohmatsu

Independent Auditors’ Report

Board of Directors

Intcomex, Inc. and Subsidiaries

We have audited the accompanying statements of earnings, stockholders’ equity and cash flows of Intcomex Jamaica Limited for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with international auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Intcomex Jamaica Limited for the year ended December 31, 2003, in conformity with international accounting standards.

April 1, 2004
Kingston, Jamaica	/s/ Mair Russell Grant Thornton
Chartered Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders of

Centel, S.A. de C.V.

We have audited the accompanying balance sheet of Centel, S.A. de C.V., as of December 31, 2005, and the related statement of income, of changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, an audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centel, S.A. de C.V., at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

January 31, 2006

Mexico City, Mexico

Report of Independent Registered Public Accounting Firm

To the Stockholders of

Centel, S.A. de C.V.

We have audited the accompanying balance sheet of Centel, S.A. de C.V., as of May 31, 2005, and the related statement of income, of changes in stockholders’ equity and cash flows for the five months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, an audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centel, S.A. de C.V., at May 31, 2005, and the results of its operations and its cash flows for the five months then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

July 22, 2005

Mexico City, Mexico

Independent Auditor’s Report

The Board of Directors and Stockholders

Intcomex Costa Rica Mayorista en Equipo de Cómputo, S.A.

We have audited the accompanying statements of income, stockholders’ equity and cash flows of Intcomex Costa Rica Mayorista en Equipo de Cómputo, S.A. (the Company) for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Intcomex Costa Rica Mayorista en Equipo de Cómputo, S.A. for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG

KPMG

KPMG, S.A.

February 20, 2004

San Jose, Costa Rica

INTCOMEX, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

	As of December 31,
	2005	2004
Assets
Current Assets
Cash and cash equivalents	$12,964	$6,902
Certificates of deposit-restricted	31	530
Trade accounts receivable, net of allowance for doubtful accounts of $4,282 and $2,751	71,589	59,059
Notes and other receivables	16,166	11,769
Due from related parties	890	249
Inventories	77,038	54,128
Prepaid expenses and other	7,430	3,208
Deferred tax assets	1,573	832

Total Current Assets	187,681	136,677

Property and equipment, net	8,237	5,870
Notes receivable	213	569
Identifiable intangible assets, net of amortization of $574	4,866	—
Goodwill	34,257	25,245
Deferred tax assets	2,875	1,548
Other assets	5,440	2,613

Total Assets	$243,569	$172,522

Liabilities and Shareholders’ Equity
Current Liabilities
Lines of credit	$5,413	$9,771
Current maturities of long-term debt	282	3,436
Accounts payable	75,944	65,820
Accrued expenses	7,475	3,571
Income taxes payable	2,947	1,940
Due to related parties	53	59
Deferred tax liabilities	404	—
Other liabilities	2,317	237

Total Current Liabilities	94,835	84,834

Long-term debt, net of current maturities	119,346	56,838
Other long-term liabilities	286	317
Deferred tax liabilities	3,535	344

Total Liabilities	218,002	142,333

Shareholders’ Equity
Common stock $0.01 par value, 150,000 shares authorized, 102,182 and 100,000 issued and outstanding, respectively	1	1
Additional paid in capital	17,597	34,597
Retained earnings / accumulated (deficit)	7,654	(4,409)
Accumulated other comprehensive income	315	—

Total Shareholders’ Equity	25,567	30,189

Total Liabilities and Shareholders’ Equity	$243,569	$172,522

See accompanying notes to consolidated financial statements.

INTCOMEX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands)

	Years ended December 31,
	2005	2004	2003
Revenue	$716,440	$554,345	$418,330
Cost of Revenue	642,737	495,536	371,262

Gross Profit	73,703	58,809	47,068
Operating Expenses
Selling, General and Administrative	42,129	32,966	25,422
Depreciation	1,214	849	837

Total Operating Expenses	43,343	33,815	26,259

Operating Income	30,360	24,994	20,809

Other (Income) Expense
Interest Expense	16,805	3,429	465
Interest Income	(456)	(153)	(179)
Other (Income) Expense	600	(196)	604
Foreign Exchange Gain	(1,407)	(986)	(1,338)

Total Other (Income) Expense	15,542	2,094	(448)
Income before income taxes and minority interest expense and extraordinary item	14,818	22,900	21,257
Provisions for income taxes	2,755	6,417	5,844

Income before minority interest expense and extraordinary item	12,063	16,483	15,413
Minority Interest expense	—	(314)	(667)

Income before extraordinary item	12,063	16,169	14,746
Extraordinary Item	—	—	541

Net Income	$12,063	$16,169	$15,287

Earnings per share of common stock
Basic	$119.28	$277.48	$408.69
Diluted	$119.28	$277.48	$408.69
Weighted average number of shares used in per share calculation
Basic	101,133	58,270	37,405
Diluted	101,133	58,270	37,405

See accompanying notes to consolidated financial statements.

INTCOMEX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Dollars in Thousands)

	Years ended December 31, 2005, 2004 and 2003								Comprehensive Income (Loss)
	Members’ Equity		Common Stock		Additional Paid in capital	Retained earnings Accumulated (deficit)	Accumulated Other Comprehensive Income (Loss)	Shareholders’ Equity
	Units	Members’ Equity	Shares	$0.01 par value
Balance at December 31, 2002	37,405	$13,722	—	$—	$—	$40,342	$(64)	$54,000
Other	—	—	—	—	—	—	5	5	$5
Net income	—	—	—	—	—	15,287	—	15,287	15,287

Total comprehensive income									15,292

Balance at December 31, 2003	37,405	13,722	—	—	—	55,629	(59)	69,292
Net income thru August 31, 2004	—	—	—	—	—	11,729	—	11,729	11,729
Liquidation of Holdco Caribbean, LDC	(37,405)	(13,722)	—	—	—	(67,358)	59	(81,021)
Capitalization of Intcomex, Inc. by existing shareholders	—	—	67,073	1	13,723	(8,865)	—	4,859
Common stock repurchases	—	—	(5,904)	(0)	(3,944)	—	—	(3,944)
Issuance of common stock, net of expenses of $1,121	—	—	38,831	0	24,818	—	—	24,818
Other	—	—	—	—	—	16	—	16	16
Net income from September 1 thru December 31, 2004	—	—	—	—	—	4,440	—	4,440	4,440

Total comprehensive income									16,185

Balance at December 31, 2004	—	—	100,000	1	34,597	(4,409)	—	30,189
Issuance of common stock in connection with Centel acquisition	—	—	2,182	—	3,000	—	—	3,000
Dividends	—	—	—	—	(20,000)	—	—	(20,000)
Net income	—	—	—	—	—	12,063	—	12,063	12,063
Foreign currency translation			—	—	—	—	315	315	315

Total comprehensive income									$12,378

Balance at December 31, 2005	—	$—	102,182	$1	$17,597	$7,654	$315	$25,567

See accompanying notes to consolidated financial statements.

INTCOMEX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

	Years ended December 31,
	2005	2004	2003
Cash flows from operating activities
Net income	$12,063	$16,169	$15,287
Adjustments to reconcile net income to net cash (used in)provided by operating activities:
Depreciation expense	1,214	849	837
Amortization expense	3,603	162	—
Bad debt expense	1,491	1,756	2,538
(Gain)loss on sale of property and equipment	(18)	(24)	38
Inventory obsolescence expense	1,332	659	239
Deferred tax (benefit) expense	(950)	678	269
Minority interest	—	314	667
Extraordinary gain	—	—	(541)
Other	—	(23)	—
Change in operating assets and liabilities net of assets acquired:
(Increase) decrease in:
Trade accounts receivables	(12,706)	(17,284)	(7,010)
Other receivables	(4,028)	(1,329)	(3,882)
Inventories	(16,213)	(17,723)	(7,966)
Prepaid expenses and other assets	(8,975)	(4,646)	1,219
Due from related parties	(641)	220	(271)
Increase (decrease) in:
Accounts payable	6,709	16,051	8,407
Income taxes payable	1,007	632	84
Due to related parties	270	—	—
Accrued expenses and other	5,108	(149)	693

Net cash (used in) provided by operating activities	(10,734)	(3,688)	10,608

Cash flows from investing activities
Additions to property and equipment	(2,874)	(1,496)	(1,129)
Purchase of minority interests	(203)	(2,727)	(114)
Proceeds from disposition of assets	37	507	—
Restricted cash and short-term investments	499	470	—
Notes receivables	356	(69)	(500)
Acquisitions, net of cash acquired	(11,866)	—	—

Net cash used in investing activities	(14,051)	(3,315)	(1,743)

Cash flows from financing activities
(Payments) borrowings under line of credit	(4,358)	243	1,853
Borrowings of notes payable, net of discount, fees and
seller note redemptions	120,535	41,057	493
(Payments) of notes payable	(65,645)	(1,582)	(4,320)
Proceeds from issuance of common stock, net	—	17,687	—
Distributions to shareholders	(20,000)	(55,954)	—
Other	—	—	(731)

Net cash provided by (used in) financing activities	30,532	1,451	(2,705)
Effect of foreign currency exchange rates	315	—	—

Net increase (decrease) in cash	6,062	(5,552)	6,160

Cash and cash equivalents, beginning of period	6,902	12,454	6,294

Cash and cash equivalents, end of period	$12,964	$6,902	$12,454

See accompanying notes to consolidated financial statements.

INTCOMEX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Dollars in Thousands)

	Years ended December 31,
	2005	2004	2003
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$7,892	$1,956	$500
Taxes	$6,471	$5,555	$5,243

Non-cash investing activities:
Acquisition of fixed assets by Intcomex Peru through cancellation of accounts receivable	$—	$838	$—
Capital leases	$199	$97	$—

Non-cash financing activities:
Issuance of Sellers Notes A & B	$—	$20,000	$—
Issuance of Sellers Note C for acquisition of Centel	$2,750	$—	$—
Capitalization of Intcomex, by existing shareholders	$—	$4,859	$—
Issuance of non-voting common stock to selling shareholders for acquisition of Centel	$3,000	$—	$—
Issuance of common shares to foreign and minority shareholders’ in Holdings, LLC	$—	$5,722	$—

See accompanying notes to consolidated financial statements.

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands)

1.	Summary of Significant Accounting Policies

Nature of Operations

The subsidiaries comprising Intcomex, Inc., a Delaware Company (the “Company”), are international distributors of computer equipment and peripherals, and include the accounts of Intcomex Holdings, LLC (Parent Company of SBA and IXLA), Intcomex Holdings SPC-1, LLC (Parent Company of Centel, S.A. de C.V., a Mexican company), Software Brokers of America, Inc. (“SBA”) and IXLA Holdings, Ltd. (“IXLA”). IXLA is the holding company of fourteen separate subsidiaries located in Central America, South America and the Caribbean.

Basis of Presentation

On August 13, 2004 Intcomex, Inc. (the “Company”) was incorporated in the State of Delaware. Holdco Caribbean LDC (“Former Parent”), a company organized under the laws of the Cayman Islands, BWI was the parent company of Intcomex Holdings, LLC (“Holdings”). As part of the restructuring of the Company, Former Parent was liquidated on August 31, 2004 and distributed 100.0% of its investment in Holdings to its shareholders.

Certain domestic management shareholders held their investment in the Former Parent through Eccounting, Inc., a Florida corporation. The shareholders of Eccounting, Inc. agreed to merge with Intcomex, Inc. by contributing their 67,073 shares and their equity of $4,859 to the formation of the Company. The Company then repurchased 5,904 common shares from certain domestic shareholders for $3,944. In addition, on August 31, 2004 certain foreign management investors purchased 10,675 shares of common stock for $7,131 and Citigroup Venture Capital (“CVC”) purchased 28,156 shares of common stock for $18,808, less transaction fees of $1,121, to complete the capitalization of the Company.

As of August 31, 2004 CVC had acquired directly a 28.2% stake in the Company and acquired indirectly an additional 24.3% from existing shareholders for a total of 52.5% ownership in the Company. The remaining 47.5% of the Company is held by the domestic and foreign management shareholders.

The consolidated financial statements reflect Intcomex, Inc. and its subsidiaries as the new reporting entity for all periods presented.

Principles of Consolidation

The consolidated financial statements include the accounts of Intcomex, Inc. and its subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

At December 31, 2005, the Company has two wholly-owned subsidiaries; Intcomex Holdings, LLC (“Holdings”) and Intcomex Holdings SPC-I, LLC (“SPC-I”). Holdings has two wholly owned subsidiaries as follows:

Software Brokers of America, Inc.

IXLA Holdings, Ltd., a limited time duration company located in Cayman Islands.

SPC-I has one wholly owned subsidiary:

Centel, S.A. de C.V., a corporation located in México

•	Compañía de Servicios IMSC, S. de R.L. de C.V.

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following subsidiaries are 100.0% owned by IXLA:

Intcomex Argentina SRL – Located in Argentina

Intcomex S.A. – Located in Chile

•	Intcomex Iquique S.A.

•	Sociedad de Inversiones y Financiamiento Tecnocapital S.A.

Intcomex Colombia LTDA – Located in Colombia

Intcomex Costa Rica Mayorista en Equipo de Computo, S.A. – Located in Costa Rica

Intcomex de Ecuador, S.A. – Located in Ecuador

Intcomex El Salvador, S.A. – Located in El Salvador

Intcomex de Guatemala, S.A. (formerly Centel, S.A.) – Located in Guatemala

Intcomex Jamaica Ltd. – Located in Jamaica

Inset Finance Ltd. – Located in Cayman Islands

Computación Monrenca Panama, S.A. – Located in Panama

Intcomex Peru, S.A.C. – Located in Peru

•	DTMK Inmobiliaria S.A.C. – Located in Peru

T.G.M., S.A. – Located in Uruguay

Pontix Trading S.A. – Located in Uruguay

Intcomex De Las Americas, S.A. – Located in Panama

Accounting Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency

The U.S. dollar is considered the functional currency in all of the Company’s foreign operations except for Mexico where the functional currency is the Mexican peso. Non-monetary balance sheet amounts are translated at historical exchange rates. Other balance sheet amounts are translated at the exchange rates in effect at the balance sheet date. Statements of operations accounts, excluding those items of income and expenses that relate to non-monetary assets and liabilities, are translated at the average exchange rate for the month. Re-measurement adjustments are included in the determination of net income under the caption “Foreign Exchange (Gain) Loss.” Translation adjustments related to our Mexican subsidiary are recorded in accumulated other comprehensive income in the consolidated statement of shareholders’ equity.

Foreign exchange gains in the accompanying consolidated statements of operations were $1,407, $986 and $1,338 for the years ended December 31, 2005, 2004 and 2003, respectively. These amounts include the effect of

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

foreign currency re-measurement, realized foreign currency transaction gains and losses and changes in the value of foreign currency denominated accounts receivable and accounts payable.

No material U.S. dollar foreign exchange forward contracts were outstanding at December 31, 2005 and 2004.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue is recognized once the following criteria are met: the Company has persuasive evidence that an arrangement exists; delivery must have occurred, which happens at the point of shipment (this includes the transfer of both title and risk of loss, provided that no significant obligations remain); the price is fixed and determinable; and collectibility is reasonably assured.

The Company allows its customers to return product for exchange or credit subject to certain limitations. Actual losses on such returns are recorded at the time of the return. Historical experience has shown the losses to be less than 1.0% of revenues.

Shipping and handling costs billed to customers are included in revenue and related costs are included in the cost of sales.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. In estimating the required allowance, the Company takes into consideration the overall quality and aging of the accounts, the existence of credit insurance and specifically identified customer risks. If actual customer performance were to deteriorate to an extent not expected, additional allowances may be required which could have an adverse effect on the Company’s financial performance. Uncollectible accounts are written-off annually against the allowance.

Inventories

Inventories are stated at the lower of average cost or market. Cost is determined on the first-in, first-out (“FIFO”) method. The Company operates in an industry characterized by the continuous introduction of new products, rapid technological advances and product obsolescence. The Company continuously evaluates the salability of its inventories and has developed incentive sales programs for slow moving items.

Rebates earned on products sold are recognized when the product is shipped to a third party customer and is recorded as a reduction to cost of sales in accordance with EITF 02-16 “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”.

Deferred Loan Costs

Deferred loan costs are amortized over the life of the applicable indebtedness using the straight-line method which approximates the effective interest method. Deferred loan costs, net of accumulated amortization,

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amounted to $5,136 and $2,271 at December 31, 2005 and 2004, respectively, and are included in Other assets in the accompanying balance sheets.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods based on the estimated economic lives of the related assets as follows:

Buildings and leasehold improvements	30 – 39
Office furniture, vehicles and equipment	5 – 7
Warehouse equipment	5 – 7
Software	5

Long-Lived Assets

The Company reviews long-lived assets and definite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds the asset’s fair value, the Company measures and records an impairment loss for the excess. An asset’s fair value is assessed by determining the expected future undiscounted cash flows of the asset. The Company’s long-lived assets are primarily composed of property and equipment.

There are numerous uncertainties and inherent risks in conducting business, such as but not limited to general economic conditions, actions of competitors, ability to manage growth, actions of regulatory authorities, pending investigations and/or litigation, customer demand and risk relating to international operations. Adverse effects from these risks may result in adjustments to the carrying value of the Company’s assets and liabilities in the future including, but not necessarily limited to, long-lived assets.

Goodwill

The Company’s goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses. The Company assesses goodwill for impairment on an annual basis, or sooner if events indicate such a review is necessary. Based on this assessment, the Company determined that no impairment of its assets existed as of December 31, 2005 or 2004. As of December 31, 2005, the Company is not aware of any items or events that would cause it to adjust the recorded value of goodwill for impairment. Potential impairment exists if the fair value of a reporting unit to which goodwill has been allocated, is less than the carrying value of the reporting unit. The amount of the impairment to recognize, if any, is calculated as the amount by which the carrying value of the goodwill exceeds its implied value. Future changes in the estimates used to conduct the impairment review, including revenue projections, market values and changes in the discount rate used could cause the analysis to indicate that the Company’s goodwill is impaired in subsequent periods and result in a write-off of a portion of or all of the goodwill. The discount rate used is based on the Company’s capital mix and an estimated market premium. The assumptions used in estimating revenue projections are consistent with internal planning.

There are numerous uncertainties and inherent risks in conducting business, such as but not limited to general economic conditions, actions of competitors, ability to manage growth, actions of regulatory authorities, pending investigations and/or litigation, customer demand and risk relating to international operations. Adverse effects from these risks may result in adjustments to the carrying value of the Company’s assets and liabilities in the future including, but not necessarily limited to, goodwill.

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

Income taxes are accounted for under the provisions of SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Undistributed earnings of certain international subsidiaries are indefinitely reinvested. No provision has been made for income taxes that might be payable upon the remittance of such indefinitely reinvested earnings. Upon distribution of those earnings, the Company would be subject to withholding taxes payable to the various foreign countries. The Company has not determined the amount of tax liability associated with an unplanned distribution of these permanently reinvested earnings.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”) establishes standards for reporting and displaying comprehensive income and its components in the Company’s consolidated financial statements. Comprehensive income is defined in SFAS 130 as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and is comprised of net income and other comprehensive income (loss).

Fair Value of Financial Instruments

The Company believes that carrying amounts of cash and cash equivalents, certificates of deposit, trade accounts receivables, other receivables, accounts payable and accrued expenses approximate fair value because of the short-term nature of these financial instruments. The fair value of short-term and long-term debt approximates market, as the interest rates on these financial instruments approximate current rates available to the Company.

Earnings per Share

The Company reports both Basic Earnings Per Share (“Basic EPS”) and Diluted Earnings Per Share (“Diluted EPS”). Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if stock options and warrants and other commitments to issue common stock were exercised using the treasury stock method or the if-converted method was applicable. The Company has no stock options, warrants or other commitments to issue common stock at this time.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS No. 151 are to be applied prospectively. The adoption of SFAS No. 151 should not have any impact on the Company’s consolidated financial position and results of operations.

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2004, the FASB issued SFAS 123R which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. The accounting provisions of SFAS 123R are effective for reporting periods beginning after December 15, 2005. The Company does not have any employee share-based payment programs and, therefore, does not expect that the adoption of SFAS 123R to have a material impact on its consolidated results of operations and financial condition.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”), “Share-Based Payment,” providing guidance on option valuation methods, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123R, and the disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations subsequent to the adoption. The Company will provide SAB 107 required disclosures upon adoption of SFAS 123R. The Company is currently evaluating SAB 107 and will be incorporating it as part of its adoption of SFAS 123R in 2006 if the Company incorporates a share based payment program.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets (“SFAS 153”). This Statement amends the guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions (“APB 29”). APB 29 provided an exception to the basic measurement principle (fair value) for exchanges of similar assets, requiring that some non-monetary exchanges be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The provisions of SFAS 153 are effective for exchanges of non-monetary assets occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 to have a material impact on its consolidated results of operations and financial condition.

In December 2004, the FASB issued Staff Position No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP FAS 109-1”) The American Jobs Creation Act of 2004 (“AJCA”) provides for a special one-time tax deduction of 85% of certain foreign earnings that are repatriated (as defined in the AJCA) in either an enterprise’s last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the date of enactment. FSP FAS 109-2 was effective upon its issuance (December 21, 2004). The Company has adopted the provisions of FSP FAS 109-2. However, the Company will continue to reinvest undistributed earnings of its foreign subsidiaries indefinitely.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”) which supersedes APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the requirements for the accounting for and reporting of changes in accounting principle. The statement requires the retroactive application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material impact on its consolidated results of operations and financial condition.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). SFAS 155 improves financial reporting by

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

eliminating the exemption from applying SFAS 133 to interest in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instrument. SFAS 155 also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise be bifurcated. At the adoption of SFAS 155, any difference between the total carrying amount of the individual components of any existing hybrid financial instrument and the fair value of the combined hybrid financial instrument should be recognized as a cumulative-effect adjustment to our beginning retained earnings. SFAS 155 is effective for us for all financial instruments acquired or issued after January 1, 2007. The Company does not expect the adoption of SFAS 155 to have a material impact on its consolidated results of operations and financial condition.

Reclassifications

Certain 2004 and 2003 amounts have been reclassified to conform to the 2005 presentation.

2.	Acquisitions

Mexico

On June 23, 2005 the Company acquired a 100.0% interest in Centel, S.A. de C.V. (Centel), a distributor of IT products and peripherals located in Mexico. The acquisition price was $19,750, of which $14,000 was in paid in cash, $3,000 was in newly issued non-voting shares (2,182) of the Company’s common stock and $2,750 was in seller notes. As of December 31, 2005 Centel has been included into the accompanying consolidated balance sheet. For the twelve months ended December 31, 2005 Centel’s results of operations have been included in the consolidated statement of operations since June 23, 2005, the date of acquisition.

The following is a summary of the purchase price allocation as of the date of acquisition:

Cash and cash equivalents	$4,294
Accounts receivable	3,766
Notes and other receivables	160
Inventories	7,607
Prepaid expenses and other current assets	161
Property and equipment	753
Identifiable intangible assets	5,440
Goodwill	8,809
Accounts payable and other liabilities	(8,776)

Purchase price	$22,214

In connection with the acquisition, the Company paid approximately $1,745 in accordance with the purchase agreement and incurred approximately $719 of expenses. These amounts have been recorded as additional purchase price. The Company has performed a valuation of the assets and liabilities of Centel S.A. de C.V. in order to complete the final purchase price allocation. The valuation was completed in December, 2005.

Of the $5,440 in acquired identifiable intangible assets, $3,630 was for purchased customer relationships with a 10 year useful life, $1,080 was for tradenames with a 3.5 year weighted average useful life and $730 for non-compete agreements with a 3 year useful life. For the year ended December 31, 2005, the Company recorded

$574 in amortization expense related to these intangible assets. There were no intangible assets apart from goodwill in 2004.

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2005, expected future identifiable intangible asset amortization is as follows:

Fiscal Years:
2006	$984
2007	827
2008	714
2009	573
2010	471
Thereafter	1,297

$4,866

The following table shows the (unaudited) pro forma consolidated results of operations for the years ended December 31, 2005 and 2004, respectively. They have been prepared as if the acquisition of Centel, S.A. de C.V. had occurred at January 1, 2004. In connection with the acquisition, certain expenses, mainly executive salaries, building lease expenses and interest expense associated with the increased level of indebtedness related to the acquisition, have been included in the pro forma results. In addition, intercompany revenue has been eliminated.

	Year ended December 31,
	2005	2004
Revenue	$753,293	$621,189
Income before income taxes and minority interest	15,582	23,771
Net income	12,506	16,974
Net income per share—Basic	$122.39	$280.79
Net income per share—Diluted	$122.39	$280.79
Weighted average shares—Basic	102,182	60,452
Weighted average shares—Diluted	102,182	60,452

Purchase of Minority Interest

On June 17, 2005, the Company acquired the remaining 49.0% interest in Intcomex Colombia LTDA for approximately $175 in cash. As a result of this transaction, the Company now owns 100.0% of the outstanding common shares of this subsidiary. The Company recognized approximately $175 of goodwill associated with the purchase of the minority interest shares.

On August 30, 2004, IXLA entered into a series of transactions to acquire the remaining outstanding shares of common stock of three subsidiaries in which the Company owned a majority interest but not 100.0% of the outstanding shares of common stock. The Company acquired a 30.0% interest in Intcomex Costa Rica Mayorista en Equipo de Computo, S.A., a 49.0% interest in Intcomex de Ecuador, S.A. and a 39.8% interest in Intcomex Jamaica, Ltd. for $2,727 in cash, $1,568 in sellers’ notes and $1,409 in shares of the Company. As a result of these transactions, the Company now owns 100.0% of the outstanding common shares of these three subsidiaries. The Company recognized approximately $3,992 of goodwill associated with the purchase of these minority interest shares.

In September 2004, Intcomex Peru acquired the 50.0% interest of its unconsolidated subsidiary DTMK in exchange for the forgiveness of $211 of accounts receivable. The excess price over book value in the amount of $348 was allocated to land and buildings.

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Business and Credit Concentrations

The Company principally sells products to a large base of resellers throughout Latin America and to agents in the United States for export to Latin America and the Caribbean. Credit risk on trade receivables is diversified over several geographic areas and a large number of customers. No one customer accounts for more than 10.0% of sales. The Company provides trade credit to its customers in the normal course of business. The collection of a substantial portion of the Company’s receivables is susceptible to changes in Latin American economies and political climates. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses after giving consideration to delinquency data, historical loss experience, and economic conditions impacting the industry. The financial condition of its customers and the related allowance for doubtful accounts is continually reviewed by management.

Prior to extending credit, a customer’s financial history is analyzed and, if appropriate, forms of personal guarantees are obtained. SBA uses credit insurance and makes provisions for estimated credit losses. The insurance contract is with EULER American Credit Indemnity Company. The current policy expires July 31, 2006. This credit insurance policy covers trade sales to non-affiliated buyers. The policy’s aggregate limit is $17,500 with a total deductible of $500. In addition, 15.0% to 25.0% buyer coinsurance provisions apply, as well as sub-limits in coverage on a per-buyer and on a per-country basis.

In some countries there are risks of continuing periodic devaluations of local currencies. In these countries, no hedging mechanism exists. The Company’s risks in these countries are that such devaluations could cause economic loss and negatively impact future sales since its product costs would increase in local terms after such devaluations.

The Company currently purchases from various suppliers located in the United States and the Far East. Sales of products purchased from two vendors each representing 16.2% and 13.2% and 13.9% and 11.6% of the Company’s revenue for the year ended December 31, 2005 and 2004, respectively.

4.	Property and Equipment

Property and equipment consisted of the following at December 31, 2005 and 2004:

	December 31, 2005	December 31, 2004	Estimated Useful Life Years
Land	$222	$82	—
Building and leasehold improvements	4,754	4,315	30-39
Office furniture, vehicles and equipment	6,656	2,636	5-7
Warehouse equipment	780	1,720	5-7
Software	1,287	485	5

	13,699	9,238
Less accumulated depreciation and amortization	(5,462)	(3,368)

	$8,237	$5,870

Depreciation expense amounted to approximately $1,214, $849 and $837 for the years ended December 31, 2005, 2004 and 2003, respectively.

Property and equipment included approximately $1,314 and $647 of capitalized leases at December 31, 2005 and 2004, respectively.

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	Goodwill

The change in the Company’s goodwill balance since December 31, 2005 reflects the following transactions:

Balance as of December 31, 2003	$21,253
Purchase of minority interests in Costa Rica, Ecuador and Jamaica	3,992

Balance as of December 31, 2004	$25,245
Centel – acquisition	8,809
Intcomex Colombia – acquisition of minority interest	175
Other – Jamaica acquisition of minority interest fees	28

Balance as of December 31, 2005	$34,257

6.	Lines of Credit

Lines of credit as of December 31, 2005 and 2004 consisted of the following:

	December 31, 2005	December 31, 2004
SBA – Miami	$1,084	$6,904
Intcomex Chile S.A.	2,891	1,795
Intcomex Peru S.A.C	835	197
Intcomex de Guatemala S.A.	450	528
TGM S.A. (Uruguay)	100	—
Intcomex Colombia LTDA	53	347

Total lines of credit	$5,413	$9,771

Miami

On August 25, 2005, Software Brokers of America, Inc. (“SBA”) entered into a new $25,000 revolving credit facility with Comerica Bank. The interest rate on the facility is Prime less 0.75% or Eurodollar plus 1.9% and has a maturity date of August 25, 2008. The facility is secured with 100.0% of the accounts receivable, inventory and other assets of SBA. Amounts borrowed under the revolver may be repaid and re-borrowed at anytime during the term of the agreement with the bank. Borrowing capacity is established monthly based on certain parameters established by the agreement.

Advances under the line of credit are provided based on 85.0% of eligible domestic accounts receivables and 67.5% of eligible foreign accounts receivable plus 60.0% of eligible domestic inventory less any credit facility reserves.

The above credit facility contains certain financial and non-financial covenants, including but not limited to, maintenance of a minimum level of tangible effective net worth ($25,000), as defined, and annual limitations on capital expenditures. At December 31, 2005, the Company was in compliance with its tangible effect net worth and capital expenditure financial covenants.

On August 31, 2004, SBA entered into a new $17,500 revolving credit facility with Wells Fargo Foothill, Inc. The facility was repaid in full on August 25, 2005 with a portion of the proceeds from the Intcomex, Inc. $120,000 11.75% Second Priority Senior Secured Notes due 2011 (See note 7).

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2004, the Company was in breach of its 2004 maximum capital expenditure limitation of $1,228. The Company spent $1,496 during 2004. The Company requested and received a waiver from its senior secured lenders related to this breach.

As of December 31, 2005, the total amount outstanding under the new Comerica credit facility was $1,084. As of December 31, 2004, $5,105 was outstanding under the Wells Fargo Foothills, Inc. credit facility. Amounts available, based on collateral limitations, were $23,916 and $8,907, respectively. Included in the balance at December 31, 2005 and 2004 were $1,084 and $1,799, respectively, of outstanding checks issued in excess of bank balances.

Chile

Intcomex, S.A.—Chile has a unsecured 30 day revolving line of credit with Banco BBVA totaling $2,891 and $1,795 as of December 31, 2005 and 2004, respectively. Included in the outstanding balance was $186 of outstanding checks issued in excess of bank balances at December 31, 2005. The line matures on May 1, 2006 and carries an interest rate of 4.3%.

Peru

Intcomex Peru S.A.C. has four lines of credit with two financial institutions totaling $739. The lines are secured with a guarantee from Intcomex Holdings, LLC. As of December 31, 2005 and December 31, 2004 the outstanding balance was $556 and $197, respectively. In addition, $279 in discounted invoices were outstanding with the banks at December 31, 2005. The interest rates range between 5.0% and 10.0%.

Guatemala

Intcomex de Guatemala, S.A. has two unsecured credit lines totaling $ 1,425 which are used to provide financing to certain qualifying third party customers. As of December 31, 2005 and 2004, Intcomex de Guatemala, S.A. had an outstanding balance of $450 and $528, respectively. One of the lines of credit available for $1,135 was renewed in 2006 and expires February 13, 2007 and the other for $290 expires on May 16, 2006. The lines carry an interest rate of 6.0%.

Uruguay

TGM S.A. (Intcomex Uruguay) has two lines of credit with local financial institutions totaling $900. The lines are secured with a guarantee from Intcomex Holdings, LLC. As of December 31, 2005 the outstanding balances was $100. No balance was outstanding as of December 31, 2004. Both lines of credit, available for $400 and for $500, expire on April 30, 2006. The lines carry an interest rate of 7.0%.

Colombia

Intcomex Colombia has an unsecured revolving line of credit with a local financial institution for cash overdrafts. As of December 31, 2005 and 2004, Intcomex Colombia had outstanding balances of $53 and $347, respectively. The lines carry an interest rate of 24.0%.

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	Notes Payable and Long-Term Debt

Long-term debt consisted of the following:

	December 31, 2005	December 31, 2004

On August 25, 2005 Intcomex, Inc. completed a high-yield note offering for $120,000 less an original issuance discount of $1,132 with an interest rate of 11.75% (effective rate of 12.0%) due January 15, 2011. Per the covenants, the Company is required to either redeem or repurchase $5,000 of notes each August beginning in 2007 through 2009. The facility is collateralized with a second priority lien on essentially all assets of Software Brokers of America, Inc. and 100.0% of the capital stock of certain domestic subsidiaries and 65.0% of the capital stock of all the foreign restricted subsidiaries, subject to release to the extent necessary to avoid such lien giving rise to the filing of audited financial statements of subsidiaries the stock of which is subject to such lien pursuant to Rule 3-16 of Regulation S-X under the Securities Act of 1933.

	$118,942	—
Software Brokers of America, Inc. entered into a secured credit facility A and B with Wells Fargo Foothills, Inc. and Morgan Stanley Senior Funding, Inc. on August 31, 2004. Term loan A was a $7,500 facility with an interest rate of Libor + 4.0%, which was paid in full in August 2005. Term loan B was a $32,500 facility with an interest rate of Prime + 7.0%.	—	39,457
Intcomex, Inc. issued uncollateralized sellers’ notes A & B on August 31, 2004 as part of the redemption of Intcomex Holdings L.L.C. members’ equity. Series A notes were in the amount of $5,000 with an interest rate of Libor + 4.0% (6.41% December 31, 2004). Series B notes were in the amount of $15,000 with and interest rate of 13.0%. These sellers’ notes were paid in August 2005.	—	20,000
Intcomex Chile S.A. has lease contracts collateralized by land and building improvements located in Chile. These leasing contracts expire at various dates through 2007. The leases have an interest rate of 10.0%.	240	465
Other, including various capital leases	446	352

Total long-term debt	$119,628	$60,274
Less current portion	282	3,436

Long-term debt	$119,346	$56,838

The Company has the right to redeem some or all of the 11 3/4% second priority senior secured notes due January 15, 2011 on or after January 15, 2007. Prior to January 15, 2007 the Company has the right to redeem up to 35.0% of the aggregate principal amount of the notes. The Company has agreed to offer to exchange the 11 3/4% second priority senior secured notes due January 15, 2011 and the guarantees for a new issue of substantially identical debt securities registered under the Securities Act. In the event the Company fails to consummate the registered exchange offer within the periods specified in the Registration Rights Agreement, the interest rate on the notes shall be increased by 0.25% per year during the 90-day period immediately following the specified period and 0.25% per year for each subsequent 90 day period, to a maximum of 1.00%.

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Annual maturities of long-term debt from December 31, 2005 are as follows:

2006	$282
2007	5,405
2008	5,000
2009	5,000
2010 and thereafter	103,941

$119,628

In connection with the $120,000 high-yield notes offering, the board of directors declared and approved the payment of a $20,000 dividend to shareholders of record on August 25, 2005.

8.	Income Taxes

Income tax provision for the years ended December 31, 2005, 2004 and 2003 consist of the following:

	2005	2004	2003
Current (benefit) expense
Federal and State	$(828)	$2,967	$2,007
Foreign	4,533	2,772	3,568

Total current	3,705	5,739	5,575

Deferred (benefit) expense
Federal and State	(512)	220	253
Foreign	(438)	458	16

Total deferred (benefit) expense	(950)	678	269

	$2,755	$6,417	$5,844

A reconciliation of the statutory federal income tax rate and effective rate as a percentage of pre-tax income was as follows:

	2005		2004		2003
	Amount	%	Amount	%	Amount	%
Tax at statutory rate	$5,038	34	$7,786	34	$7,227	34
State income taxes, net of federal income tax benefit	(138)	(1)	415	2	227	1
Effect of tax rates on non-U.S. operations	(2,233)	(15)	(1,784)	(8)	(1,693)	(8)
Change in valuation allowance	88	1	—	—	83	—

Effective tax rate	$2,755	19	$6,417	28	$5,844	27

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s deferred tax assets (liabilities) were attributable to the following:

	December 31, 2005	December 31, 2004
Deferred tax assets:
Current:
Allowance for doubtful accounts	$558	$342
Inventory	545	118
Accrued expense	152	33
Tax goodwill	247	247
Other	71	92

Current	1,573	832

Non-current:
Tax goodwill	1,605	1,849
Net operating loss	412	233
Other – prepaid foreign taxes	1,370	66
Valuation allowance	(512)	(600)

Non-current	2,875	1,548

Total deferred tax assets	$4,448	$2,380

Deferred tax liabilities:
Current:
Inventories	(404)	—

Current	$(404)	$—

Non-current:
Fixed assets	(235)	(100)
Amortizable intangibles	(1,460)	—
Inventories	(1,840)	(244)

Non-current	$(3,535)	$(344)

Total deferred tax liabilities	(3,939)	(344)

Net deferred tax asset	$509	$2,036

The Company’s subsidiary Software Brokers of America, Inc. (SBA) has tax goodwill of approximately $9,800, which is being amortized for tax purposes over 15 years. The tax goodwill was recorded in July 1998. At December 31, 2004 there was a $600 valuation allowance against such deferred tax asset that was reversed in 2005 as management determined that future projected taxable income will be sufficient to realize the deferred tax asset. SBA established a deferred tax asset of $262 for foreign withholding taxes paid in El Salvador during 2005. Management established a $262 valuation allowance against this asset pending further tax planning efforts to realize its full benefit. Intcomex Colombia has a $274 deferred tax asset related to a net operating loss (NOL) carry forward. Management established a $250 valuation allowance against this deferred tax asset pending Intcomex Colombia’s further growth in taxable income. Colombia allows for an 8 year carry forward on net operating losses and expires through 2013. The Company has no other net operating losses except for a State of Florida NOL of $2,504 resulting in a deferred tax asset of $138.

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.	Commitments and Contingencies

Litigation

In the normal course of business, the Company is subject to litigation. In the opinion of management, the ultimate resolution of these litigations will not have a material adverse effect on the consolidated financial statements.

Leases

The Company leases office, warehouse facilities, and warehouse equipment expiring through 2010. A summary of future minimum lease payments as of December 31, 2005 are as follows:

2006	$3,033
2007	2,011
2008	1,558
2009	1,421
2010 and thereafter	1,731

$9,754

For the years ended December 31, 2005, 2004 and 2003 rent expense was $2,837, $2,289 and $1,722, respectively. The Company has not entered into any material leases since December 31, 2005.

10.	Related Party Transactions

Due to related parties

The Company’s Chilean affiliate, Intcomex Chile, owes its managing director, who is also a shareholder in the Company, $53 for prior year’s bonuses.

Due from related parties

The Company sells merchandise to and purchases internet access from IFX Corporation, whose Chairman is both a shareholder of the Company and of IFX Corporation. The total amount paid to IFX for internet access services in 2004 was $73 and for the year ended December 31, 2005 we paid $232. The Company sold $118 and $409 worth of merchandise to IFX in 2005 and 2004, respectively. The trade receivables of IFX Corporation are guaranteed by a former shareholder of the Company. The outstanding receivable balance as of December 31, 2005 and 2004 was $1,403 and $985, respectively.

11.	Segments

The Company operates in a single industry segment, that being a distributor of IT products. The Company’s operating segments are based on geographic location. Geographic areas in which the Company operated during the years ended December 31, 2005, 2004 and 2003 include Miami (sales generated and invoiced from Miami operation) and In-country (sales generated and invoiced by all of the Latin American subsidiaries). All the Latin American subsidiaries have been aggregated as one segment due to similar products, services and economic characteristics.

Inter-segment revenue primarily represents intercompany revenue between United States and In-country operations at established prices between the related companies and are eliminated in consolidation.

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The measure for segment profit is operating income.

Financial information by geographic segments is as follows:

	Years Ended December 31,
	2005	2004	2003
Revenue
Miami
Revenue to unaffiliated customers (1)	$246,573	$200,881	$158,712
Intersegment	220,583	171,800	132,485

Total Miami	467,156	372,681	291,197
In-country	469,867	353,464	259,618
Eliminations of Intersegment revenue	(220,583)	(171,800)	(132,485)

Total revenue	$716,440	$554,345	$418,330
Operating Income
Miami	13,706	9,790	7,291
In-country	16,654	15,204	13,518

Total Operating Income	30,360	24,994	20,809

	As of December 31,
	2005	2004
Total Assets
Miami	111,381	119,874
In-country	132,188	52,648

Total Assets	243,569	172,522
Total Property & Equipment
Miami	1,645	516
In-country	6,592	5,354

Total Property & Equipment	8,237	5,870
Total Goodwill
Miami	21,253	21,253
In-country	13,004	3,992

Total Goodwill	34,257	25,245

(1)	For purpose of geographic disclosures, revenue is attributable to the country in which the Company’s individual business resides.

12.	Guarantor Condensed Consolidating Financial Statements

Pursuant to Rule 3-10(f) of Regulation S-X, the Company has prepared condensed consolidating financial information as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 for the parent company, the subsidiaries that are guarantors of the Company’s obligations under the 11 3/4% Second Priority Senior Secured Notes due 2011 on a combined basis and the non-guaranteeing subsidiaries on a combined basis.

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balance Sheet as of December 31, 2005

	INTCOMEX INC. PARENT	GUARANTORS	NON- GUARANTORS	ELIMINATIONS	INTCOMEX INC. CONSOLIDATED
Current Assets
Cash & Equivalents	$34	$89	$12,841	$—	$12,964
Accounts receivable, net	—	59,446	45,062	(32,919)	71,589
Inventories	—	28,224	49,717	(903)	77,038
Other	73,626	53,572	27,032	(128,140)	26,090

Total Current Assets	73,660	141,331	134,652	(161,962)	187,681
Property, plant and equipment, less accumulated depreciation	—	1,645	6,592	—	8,237

Long Term Assets
Investments in Subsidiaries	70,471	41,135	9,059	(120,665)	—
Goodwill	—	21,253	13,004	—	34,257
Other	5,274	1,416	6,704	—	13,394

Total Long term assets	75,745	63,804	28,767	(120,665)	47,651

Total Assets	$149,405	$206,780	$170,011	$(282,627)	$243,569

Liabilities and Shareholders’ Equity
Current liabilities	$4,896	$170,103	$80,808	$(160,972)	$94,835
Long Term Debt, net of current portion	118,941	214	191	—	119,346
Deferred Tax Liability – Long Term	—	130	3,405	—	3,535
Other Long Term Liabilities	—	—	286	—	286

Total Liabilities	123,837	170,447	84,690	(160,972)	218,002

Stockholders Equity
Common Stock	1	13,450	5,378	(18,828)	1
Treasury Stock	—	(3,286)	(16,587)	19,873	—
Additional Paid in capital	37,597	4,967	26,603	(31,570)	37,597
Retained Earnings	7,655	32,999	75,194	(108,194)	7,654
Dividend & Deemed Dividend Tax	(20,000)	(12,112)	(6,021)	18,131	(20,000)
Accumulated Other Comprehensive income	315	315	752	(1,067)	315

Total Stockholders Equity	25,568	36,333	85,321	(121,655)	25,567

Total Liabilities & Stockholders Equity	$149,405	$206,780	$170,011	$(282,627)	$243,569

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of Operations for the Year Ended 2005

	INTCOMEX INC. PARENT	GUARANTORS	NON- GUARANTORS	ELIMINATIONS	INTCOMEX INC. CONSOLIDATED
Revenue	$—	$466,769	$470,254	$(220,583)	$716,440
Cost of revenue	—	438,069	425,102	(220,434)	642,737

Gross profit	—	28,700	45,152	(149)	73,703
Operating expenses	2	15,568	27,773	—	43,343

Operating income (loss)	(2)	13,132	17,379	(149)	30,360
Other (Income) & Expense
Interest expense, net	9,649	6,645	55	—	16,349
Other	—	22	(850)	21	(807)

Total Other (Income) Expense	9,649	6,667	(795)	21	15,542
Income (loss) from continuing operations before income taxes	(9,651)	6,465	18,174	(170)	14,818
Provision for income taxes	(3,812)	2,300	4,267	—	2,755

Net Income (Loss)	$(5,839)	$4,165	$13,907	$(170)	$12,063

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of Cash Flow for the Year Ended 2005

	INTCOMEX INC. PARENT	GUARANTORS	NON- GUARANTORS	ELIMINATIONS	INTCOMEX INC. CONSOLIDATED
Cash flows from (used by) operating activities	$(75,407)	$58,252	$6,421	$—	$(10,734)
Cash flows from (used by) investing activities
Additions to plant and equipment	—	(1,488)	(1,386)	—	(2,874)
Other	—	(11,839)	662	—	(11,177)

Cash used by investing activities	—	(13,327)	(724)	—	(14,051)
Cash flows from (used by) financing activities
Net borrowings (repayments)	—	(5,820)	1,462	—	(4,358)
Issuance of senior notes	108,962	15,000	—	—	123,962
(Payments) of notes payable	(10,094)	(54,273)	(1,278)	—	(65,645)
Debt issuance costs	(3,427)	—	—	—	(3,427)
Dividends	(20,000)	—	—	—	(20,000)

Cash flows from (used by) financing activities	75,441	(45,093)	184	—	30,532
Effects of exchange rate changes on cash	—	—	315	—	315

Net increase (decrease) in cash	34	(168)	6,196	—	6,062
Cash and cash equivalents, beginning of period	—	257	6,645	—	6,902

Cash and cash equivalents, end of period	$34	$89	$12,841	$—	$12,964

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balance Sheet as of December 31, 2004

	INTCOMEX INC. PARENT	GUARANTORS	NON-GUARANTORS	ELIMINATIONS	INTCOMEX INC. CONSOLIDATED
Current Assets
Cash & Equivalents	$—	$257	$6,645	$—	$6,902
Accounts receivable, net	—	55,847	38,946	(35,734)	59,059
Inventories	—	22,896	31,985	(753)	54,128
Other	—	37,288	14,794	(35,494)	16,588

Total Current Assets	—	116,288	92,370	(71,981)	136,677
Property, plant and equipment, less accumulated depreciation	—	516	5,354	—	5,870

Long Term Assets
Investments in Subsidiaries	52,253	14,774	6,952	(73,979)	—
Goodwill	—	21,253	3,992	—	25,245
Other	—	3,813	917	—	4,730

Total Long term assets	52,253	39,840	11,861	(73,979)	29,975

Total Assets	$52,253	$156,644	$109,585	$(145,960)	$172,522

Liabilities and Shareholders’ Equity
Current liabilities	$2,219	$91,644	$62,199	$(71,228)	$84,834
Long Term Debt, net of current portion	19,501	36,996	341	—	56,838
Deferred Tax Liability – Long Term	344	—	—	—	344
Other Long Term Liabilities	—	—	317	—	317

Total Liabilities	22,064	128,640	62,857	(71,228)	142,333

Stockholders Equity
Common Stock	1	3	1,653	(1,656)	1
Preferred Stock	—	—	—	—	—
Treasury Stock	—	(3,286)	(16,587)	19,873	—
Additional Paid in capital	34,597	4,966	14,806	(19,772)	34,597
Retained Earnings	(4,409)	24,986	48,560	(73,546)	(4,409)
Dividend & Deemed Dividend Tax	—	(12,112)	(1,704)	13,816	—
Members’ Equity	—	13,447	—	(13,447)	—

Total Stockholders Equity	30,189	28,004	46,728	(74,732)	30,189

Total Liabilities & Stockholders Equity	$52,253	$156,644	$109,585	$(145,960)	$172,522

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of Operations for the Year Ended 2004

	INTCOMEX INC. PARENT	GUARANTORS	NON- GUARANTORS	ELIMINATIONS	INTCOMEX INC. CONSOLIDATED
Revenue	$—	$372,682	$442,321	$(260,658)	$554,345
Cost of revenue	—	350,696	405,205	(260,365)	495,536

Gross profit	—	21,986	37,116	(293)	58,809
Operating expenses	3	12,196	22,001	(385)	33,815

Operating income (loss)	(3)	9,790	15,115	92	24,994
Other (Income) & Expense
Interest expense, net	723	1,952	601	—	3,276
Other	—	(863)	(4,597)	4,278	(1,182)

Total Other (Income) Expense	723	1,089	(3,996)	4,278	2,094
Income (loss) from continuing operations before income taxes	(726)	8,701	19,111	(4,186)	22,900
Provision for income taxes	216	2,971	3,230	—	6,417

Income (loss) from continuing operations before minority interest	(942)	5,730	15,881	(4,186)	16,483
Minority Interest	—	—	—	(314)	(314)

Net Income (Loss)	$(942)	$5,730	$15,881	$(4,500)	$16,169

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of Cash Flow for the Year Ended 2004

	INTCOMEX INC. PARENT	GUARANTORS	NON-GUARANTORS	ELIMINATIONS	INTCOMEX INC. CONSOLIDATED
Cash flows from (used by) operating activities	$38,267	$(40,516)	$(917)	$(522)	$(3,688)
Cash flows from (used by) investing activities
Additions to plant and equipment	—	(291)	(1,205)	—	(1,496)
Other	—	276	(2,095)	—	(1,819)

Cash used by investing activities	—	(15)	(3,300)	—	(3,315)
Cash flows from (used by) financing activities
Net borrowings (repayments)	—	(621)	864	—	243
Issuance of senior notes	—	40,000	1,057	—	41,057
(Payments) of notes payable	—	(572)	(1,010)	—	(1,582)
Proceeds from issuance of common stock	17,687	—	—	—	17,687
Dividends	—	(522)	—	522	—
Distributions to shareholders	(55,954)	—	—	—	(55,954)

Cash flows from (used by) financing activities	(38,267)	38,285	911	522	1,451

Net decrease in cash	—	(2,246)	(3,306)	—	(5,552)
Cash and cash equivalents, beginning of period	—	2,503	9,951	—	12,454

Cash and cash equivalents, end of period	$—	$257	$6,645	$—	$6,902

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of Operations for the Year Ended 2003

	INTCOMEX INC. PARENT	GUARANTORS	NON-GUARANTORS	ELIMINATIONS	INTCOMEX INC. CONSOLIDATED
Revenue	$—	$291,197	$350,689	$(223,556)	$418,330
Cost of revenue	—	272,460	322,225	(223,423)	371,262

Gross profit	—	18,737	28,464	(133)	47,068
Operating expenses	—	11,445	14,814	—	26,259

Operating income (loss)		7,292	13,650	(133)	20,809
Other (Income) & Expense Interest expense, net	—	268	18	—	286
Other	—	93	(8,927)	8,100	(734)

Total Other (Income) Expense	—	361	(8,909)	8,100	(448)
Income (loss) from continuing operations before income taxes	—	6,931	22,559	(8,233)	21,257
Provision for income taxes	—	2,619	3,225	—	5,844

Income (loss) from continuing operations before minority interest	—	4,312	19,334	(8,233)	15,413
Extraordinary Income			541	—	541
Minority Interest		—	(49)	(618)	(667)

Net Income (Loss)	$—	$4,312	$19,826	$(8,851)	$15,287

INTCOMEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of Cash Flow for the Year Ended 2003

	INTCOMEX INC. PARENT	GUARANTORS	NON-GUARANTORS	ELIMINATIONS	INTCOMEX INC. CONSOLIDATED
Cash flows from operating activities	$—	$2,272	$8,336	$—	$10,608

Cash flows (used by) investing activities
Additions to plant and equipment	—	—	(1,129)	—	(1,129)
Other	—	(28)	(586)	—	(614)

Cash (used by) investing activities	—	(28)	(1,715)	—	(1,743)
Cash flows from (used by) financing activities
Net borrowings (repayments)	—	(149)	2,002	—	1,853
Issuance of senior notes	—	391	102	—	493
(Payments) of notes payable	—	(881)	(3,439)	—	(4,320)
Other	—	(20)	(711)	—	(731)

Cash flows (used by) financing activities	—	(659)	(2,046)	—	(2,705)

Net increase in cash	—	1,585	4,575	—	6,160
Cash and cash equivalents, beginning of period	—	918	5,376	—	6,294

Cash and cash equivalents, end of period	$—	$2,503	$9,951	$—	$12,454

Intcomex, Inc.

Offer to Exchange

$120,000,000 11 3/4% Second Priority Senior Secured Notes due 2011

PROSPECTUS

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus or in the accompanying letter of transmittal. You must not rely on any unauthorized information or representations. This prospectus and the accompanying letter of transmittal are an offer to sell or to buy only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is accurate as of the date on the front cover of the prospectus or the date of the document incorporated by reference. The information in the accompanying letter of transmittal is accurate as of its date.

Through and including                     , 2006 (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware, or DGCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Subsection (d) of Section 145 of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by the majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith and that such expenses may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL; that any indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized and ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145. Article IX of the Company’s Certificate of Incorporation provides that the Company shall indemnify any officer or director, or any former officer or director, to the full extent permitted by Section 145 of the DGCL.

The Company also provides liability insurance for its directors and officers which provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Section 102(b) (7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Article X of the Company’s Certificate of Incorporation limits the personal liability of the directors of the Company to the fullest extent permitted by Section 102(b) (7) of the DGCL.

Each of Intcomex Holdings, LLC and Intcomex Holdings SPC-I, LLC is a Delaware limited liability company. Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company has the power to indemnify and hold harmless any member or manager or other person from and against any claims and demands. Section 6.02 of each of the Limited Liability Company Operating Agreements of Intcomex Holdings, LLC and Intcomex Holdings SPC-I, LLC states that in the absence of fraud, willful misconduct or gross negligence by any member or any officer, any of their respective officers, directors, stockholders, members, partners and other affiliates, or any person serving at the request of such member or officer on behalf of Intcomex Holdings, LLC or Intcomex Holdings, SPC-I, LLC, respectively, as an officer, director, partner, employee or agent of any other entity, which we refer to collectively in such operating agreements as indemnified persons, provided that such indemnified person acts in good faith consistent with applicable law and the provisions of the respective operating agreements, such indemnified person will not be liable to any member or officer in connection with any transactions contemplated by the respective operating agreements (i) for any mistake in judgment, (ii) for any action or inaction taken or omitted, or (iii) for any loss due to the mistake, action, inaction or negligence of any broker or other agent that is not an indemnified person or the dishonesty, fraud or bad faith of any broker or other agent selected and monitored in good faith and with reasonable care. Each of Intcomex Holdings, LLC and Intcomex Holdings SPC-I, LLC will indemnify their respective indemnified persons to the fullest extent permitted by applicable law for any acts or omissions performed or omitted by such indemnified persons in good faith on behalf of Intcomex Holdings, LLC or Intcomex Holdings SPC-I, LLC, as the case may be, and in a manner reasonably believed to be within the scope of the authority conferred on such indemnified persons, so long as there is no fraud, willful misconduct or gross negligence with respect to such acts or omissions; provided that any indemnity will only be to the extent of the assets of the respective company.

Software Brokers of America, Inc. is incorporated under the laws of the State of Florida. Section 607.0850 of the Florida Business Corporation Act generally permits indemnification of directors, officers, employees and other agents of a corporation, provided such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Determination of whether this standard of conduct has been met is subject to specific procedures set forth in Section 607.0850. In addition, under Section 607.0850, (i) when the director, officer, employee or agent has been successful on the merits, indemnification for actual and reasonable expenses is mandatory and (ii) the indemnification provided for therein shall not be deemed exclusive of any other rights in certain circumstances.

Item 21.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

See exhibit index immediately following the signature page.

(b)	Financial Statement Schedules

Not applicable.

Item 22.	Undertakings.

Each of the undersigned registrants hereby undertakes:

(A)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described under Item 20 above, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(B)	The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(C)	The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Intcomex, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 12th day of May, 2006.

INTCOMEX, INC.

By:	/s/ Anthony Shalom
Anthony Shalom Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Intcomex, Inc. do hereby constitute and appoint Russell Olson and Michael Shalom, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed by the following persons in the capacities and on the dates indicated.

Signatures:	Position:	Date:

/S/ ANTHONY SHALOM Anthony Shalom	Chief Executive Officer and Director (Principal Executive Officer)	May 12, 2006

/S/ RUSSELL OLSON Russell Olson	Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	May 12, 2006

/S/ MICHAEL SHALOM Michael Shalom	President and Director	May 12, 2006

/S/ ENRIQUE BASCUR Enrique Bascur	Director	May 12, 2006

/S/ GISELE EVERETT Gisele Everett	Director	May 12, 2006

/S/ JUAN PABLO PALLORDET Juan Pablo Pallordet	Director	May 12, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Intcomex Holdings, LLC has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 12th day of May, 2006.

INTCOMEX HOLDINGS, LLC

By:	/s/ Anthony Shalom
Anthony Shalom, Chief Executive Officer Intcomex, Inc., its sole member

POWER OF ATTORNEY

We, the undersigned sole member and officers of Intcomex Holdings, LLC do hereby constitute and appoint Russell Olson and Michael Shalom, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed by the following persons in the capacities and on the dates indicated.

Signatures	Position:	Date:

/S/ ANTHONY SHALOM Anthony Shalom	Principal Executive Officer	May 12, 2006

/S/ RUSSELL OLSON Russell Olson	Principal Financial and Accounting Officer	May 12, 2006

/S/ ANTHONY SHALOM Anthony Shalom	Chief Executive Officer of Intcomex, Inc., its sole member	May 12, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Intcomex Holdings SPC-I, LLC has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 12th day of May, 2006.

INTCOMEX HOLDINGS SPC-I, LLC

By:	/s/ Anthony Shalom
Anthony Shalom, Chief Executive Officer Intcomex, Inc., its sole member

POWER OF ATTORNEY

We, the undersigned sole member and officers of Intcomex Holdings SPC-I, LLC do hereby constitute and appoint Russell Olson and Michael Shalom, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed by the following persons in the capacities and on the dates indicated.

Signatures	Position:	Date:

/S/ ANTHONY SHALOM Anthony Shalom	Principal Executive Officer	May 12, 2006

/S/ RUSSELL OLSON Russell Olson	Principal Financial and Accounting Officer	May 12, 2006

/S/ ANTHONY SHALOM Anthony Shalom	Chief Executive Officer of Intcomex, Inc., its sole member	May 12, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Software Brokers of America, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 12th day of May, 2006.

SOFTWARE BROKERS OF AMERICA, INC.

By:	/s/ Anthony Shalom
Anthony Shalom President

POWER OF ATTORNEY

We, the undersigned directors and officers of Software Brokers of America, Inc. do hereby constitute and appoint Russell Olson and Michael Shalom, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed by the following persons in the capacities and on the dates indicated.

Signatures	Position:	Date:

/S/ ANTHONY SHALOM Anthony Shalom	President and Director (Principal Executive Officer)	May 12, 2006

/S/ RUSSELL OLSON Russell Olson	Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	May 12, 2006

/S/ MICHAEL SHALOM Michael Shalom	Director	May 12, 2006

/S/ ENRIQUE BASCUR Enrique Bascur	Director	May 12, 2006

/S/ GISELE EVERETT Gisele Everett	Director	May 12, 2006

/S/ JUAN PABLO PALLORDET Juan Pablo Pallordet	Director	May 12, 2006

EXHIBIT INDEX

Exhibit Number	Description
2.1	Stock Purchase Agreement among Court Square Capital, Ltd., the sellers named therein and Intcomex, Inc., dated August 27, 2004.*†

3.1	Second Amended and Restated Certificate of Incorporation of Intcomex, Inc., dated April 26, 2005.*

3.2	By-laws of Intcomex, Inc.*

3.3	Certificate of Formation of Intcomex Holdings, LLC, dated December 22, 1999.*

3.4	Amended and Restated Limited Liability Company Operating Agreement of Intcomex Holdings, LLC, dated August 31, 2004.*

3.5	Certificate of Formation of Intcomex Holdings SPC-I, LLC, dated April 15, 2005.*

3.6	Limited Liability Company Operating Agreement of Intcomex Holdings SPC-I, LLC, dated April 15, 2005.*

3.7	Articles of Incorporation of Software Brokers of America, Inc., dated August 31, 1988.*

3.8	Bylaws of Software Brokers of America, Inc.*

4.1	Indenture among Intcomex, Inc., the guarantors named therein and The Bank of New York, dated as of August 25, 2005.*

4.2	Form of 11 3/4% Second Priority Senior Secured Note due 2011 of Intcomex, Inc. (included in exhibit 4.1).

4.3	Registration Rights Agreement among Intcomex, Inc., the guarantors named therein and Banc of America Securities LLC, UBS Securities LLC and Comerica Securities, Inc., dated as of August 25, 2005.*

4.4	Pledge Agreement among Intcomex, Inc., Intcomex Holdings, LLC and Intcomex Holdings SPC-I, LLC, as pledgors, in favor of The Bank of New York, as trustee, dated as of August 25, 2005.*

4.5	Security Agreement by Software Brokers of America, Inc. and The Bank of New York, as trustee, dated as of August 25, 2005.*

4.6	Lien Subordination Agreement among Comerica Bank, The Bank of New York and Software Brokers of America, Inc., dated as of August 25, 2005.*

4.7	Stock Pledge Agreement between Intcomex Holdings, SPC-I, LLC, as pledgor, in favor of The Bank of New York, as trustee, dated as of August 25, 2005.*

4.8	Share Charge between Intcomex Holdings, LLC, The Bank of New York and IXLA Holdings Ltd., dated as of August 25, 2005.*

4.9	Treasury Management Services Controlled Collateral Account Service Agreement among Comerica Bank, Software Brokers of America, Inc. and The Bank of New York, dated August 25, 2005.*

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP.*

5.2	Opinion of Tescher Gutter Chaves Josepher Rubin Ruffin & Forman, P.A.*

*	Filed herewith.
†	Schedules and other attachments to this Exhibit have not been filed; upon request, Intcomex, Inc. will furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule or attachment.

Exhibit Number	Description
10.1	Credit Agreement between Software Brokers of America, Inc. and Comerica Bank, dated as of August 25, 2005.*

10.2	Second Amended and Restated Shareholders Agreement among Co-Investment LLC VII (Intcomex), the Shalom shareholders named therein, the Centel shareholders named therein, the additional shareholders named therein, and Intcomex, Inc., dated June 23, 2005.*

10.3	Joinder Agreement to Amended and Restated Shareholders Agreement by Hector Yubeili, dated August 23, 2005.*

10.4	Employment Agreement of Russell Olson, dated March 9, 2005.*

10.5	Commercial/Industrial Building Lease between International Place Associates IV, Ltd., as landlord, and Software Brokers of America, Inc., as tenant, dated February 25, 2000.*

12.1	Calculation of Ratio of Earnings to Fixed Charges.*

21.1	List of subsidiaries of Intcomex, Inc.*

23.1	Consent of BDO Seidman LLP, Independent Registered Public Accounting Firm.*

23.2

Consents of other auditors.

•      Ernst & Young*

•      Figueroa, Jimenez & Co. (before Peat, Marwick, Mitchell & Co. (Latin America), S.A.)*

•      Deloitte & Touche*

•      Mair Russell Grant Thornton*

•      PricewaterhouseCoopers*

•      KPMG (San Jose, Costa Rica)*

23.3	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

23.4	Consent of Tescher Gutter Chaves Josepher Rubin Ruffin & Forman, P.A. (included in Exhibit 5.2).

24.1	Powers of Attorney (included in the signature pages).

25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of The Bank of New York, as trustee under the Indenture dated as of August 25, 2005.*

99.1	Form of Letter of Transmittal.*

99.2	Form of Notice of Guaranteed Delivery.*

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

99.4	Form of Letter to Clients.*

*	Filed herewith.